5/2

07023128

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tingyi (Cayman Islands) Holding Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 34910

FISCAL YEAR 12-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/2/07

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立之有限公司)
(Stock Code 證券編號: 322)



2006
年報
Annual Report

* 僅供識別
For identification purposes only

康師傅於2006年錄得1.49億美元的股東應佔溢利
並同時銷售了81.4億個單位的方便麵和
75.6億個單位的包裝飲品
現時康師傅產品已滲透至中國每一角落...

Tingyi's profit attributable to equity holders of the Company in 2006 reached US$149 million with 8.14 billion units in sales of instant noodles and 7.56 billion units in package drinks.
Master Kong products are now everywhere in the PRC...



目錄 Contents



康師傅控股有限公司(「本公司」),總部設於中華人民共和國(「中國」)天津市,其附屬公司主要在中國從事生產和銷售方便麵、飲品及糕餅。本公司及其附屬公司(「本集團」)於一九九二年開始生產方便麵,並從一九九六年擴大業務至糕餅及飲品;目前本集團的三大品項產品,皆已在中國食品市場佔有顯著的市場地位,據ACNielsen二零零六年十二月的零售市場研究報告,調查結果顯示在這期間本集團在方便麵、包裝茶飲品及夾心餅乾於銷售額的市場佔有率分別為43.3%、53.6%及22.2%,同時處於領導地位。本集團大部份產品均以家傳戶曉的「康師傅」品牌銷售,本集團相信「康師傅」是中國最為消費者熟悉的品牌之一。

Tingyi (Cayman Islands) Holding Corp. (the "Company"), headquartered in Tianjin, the People's Republic of China (the "PRC"), and its subsidiaries specialise in the production and distribution of instant noodles, beverages and baked goods in the PRC. The Company and its subsidiaries (the "Group") started its instant noodle segment in 1992, and expanded into the bakery segment and beverage segment in 1996. The Group's three main product segments have established leading market shares in certain segments of the PRC's food industry. According to ACNielsen SCAN TRACK EXPRESS, based on sales, in December 2006, the Group was the market leader in instant noodles, ready-to-drink ("RTD") teas and sandwich crackers, gained 43.3%, 53.6% and 22.2% market share respectively. The Group is best known in the PRC for its "Master Kong" brand name which appears on the packaging of most of its products. The Group believes that "Master Kong" is one of the most recognised consumer brand names in the PRC.

本集團透過自有遍佈全國的銷售網絡分銷旗下產品,截至二零零六年十二月底本集團擁有437個營業所及80個倉庫以服務5,490家經銷商及73,392家直營零售商。本集團相信此廣博的銷售網絡,是構成本集團產品處於市場領導地位的主要原因,亦促使本集團的新產品更成功而有效地登陸市場。

The Group distributes its products throughout the PRC through its extensive sales network consisting of 437 sales offices and 80 warehouses serving 5,490 wholesalers and 73,392 direct retailers as of 31 December 2006. The Group believes that this extensive sales network is a significant contributor to the Group's leading market shares and it enables the Group to rapidly and successfully introduce new products.

本集團的發展乃將資源專注於食品流通事業,繼續強化物流與銷售系統,以期建立「全球最大中式方便食品及飲品集團」的構想。

Focused on the development of the Group by concentrating its resources in food circulation business, the Group will continue to strengthen its logistics and sales system in the PRC, to realize its dream of setting up "The biggest Group for Chinese Instant Food & Beverage in the World".

本集團於一九九六年二月在香港聯合交易所有限公司上市。本公司的大股東頂新(開曼島)控股有限公司和三洋食品株式會社分別持有本公司33.1889%的股份。於二零零六年十二月三十一日,本公司之市值為54.5億美元。現時本公司已被納入英國富時指數中亞太區(除日本外)的成份股。

The Group was listed on the Stock Exchange of Hong Kong Limited in February 1996. Each of the Company's major shareholders Ting Hsin (Cayman Islands) Holding Corp. and Sanyo Foods Co., Ltd. holds a 33.1889% equity interest respectively in the Company. Market capitalisation as at 31 December 2006 was US$5.45 billion. The Company is a constituent stock of British's FTSE All-World Asia Pacific Ex-Japan Index.

銷售網絡 Sales Network



Heilongjiang 黑龍江
Jilin 吉林
Liaoning 遼寧
Xinjiang 新疆
Inner Mongolia 內蒙古
Ningxia 寧夏
Hebei 河北
Qinghai 青海
Gansu 甘肅
Shanxi 山西
Shandon 山東
Tibet 西藏
Shanxi 陜西
Henan 河南
Jiangsu 江蘇
Sichuan 四川
Hubei 湖北
Anhui 安徽
Zhejiang 浙江
Guizhou 貴州
Hunan 湖南
Jiangxi 江西
Yunnan 雲南
Fujian 福建
Taiwan 台灣
Guangxi 廣西
Guangdong 廣東
Hong Kong 香港
Hainan 海南

Production Centre 生產基地		Instant Food 方便食品事業	Beverage 飲品事業	Bakery 糕餅事業
Tianjin	天津	✓	✓	✓
Hangzhou	杭州	✓	✓	✓
Guangzhou	廣州	✓	✓	✓
Shenyang	瀋陽	✓	✓	
Chongqing	重慶	✓	✓	
Wuhan	武漢	✓	✓	
Xian	西安	✓	✓	
Harbin	哈爾濱	✓	✓	
Qingdao	青島	✓	✓	
Fuzhou	福州	✓	✓	
Shiheji	石河子	✓	✓	
Kunming	昆明	✓	✓	
Zhengzhou	鄭州	✓	✓	
Lanzhou	蘭州	✓	✓	
Yulin, Taiwan	台灣雲林	✓		
Fumanduo Noodle	福滿多麵	8		
Bottle Water	瓶裝水		19	
Total	合計	21	32	3

	2002	2003	2004	2005	2006
Sales Office 營業所	353	344	341	361	437
Warehouse 倉庫	82	77	72	72	80
Wholesaler 經銷商	4,481	4,860	4,815	4,656	5,490
Direct Retailer 直營零售商	44,616	49,311	61,065	66,085	73,392
Employee 員工人數	26,542	27,803	25,003	25,273	32,631
Production Line 生產線	194	230	226	260	298
Production Centre 生產基地	13	13	13	24	38





綜合損益表 Consolidated Income Statement

		截至十二月三十一日止年度 For the years ended 31 December				
		2006	2005	2004	2003	2002
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
				(重列)	*(重列)*	*(重列)*
				(Restated)	*(Restated)*	*(Restated)*
收益	Revenue	**2,331,733**	1,845,609	1,466,889	1,260,691	1,100,405
除稅前溢利	Profit before taxation	**236,731**	187,927	296,389	44,305	98,266
稅項	Taxation	**(23,897)**	(17,419)	(8,576)	(7,868)	(6,155)
本年度溢利	Profit for the year	**212,834**	170,508	287,813	36,437	92,111
年內應佔溢利：	Attributable to:					
本公司股東	Equity holders of the Company	**148,925**	123,529	286,429	35,816	90,928
少數權益股東	Minority interest	**63,909**	46,979	1,384	621	1,183
		212,834	170,508	287,813	36,437	92,111
股息	Dividends	**136,923**	129,658	63,712	63,152	51,975
		美仙	*美仙*	*美仙*	*美仙*	*美仙*
		US cents	*US cents*	*US cents*	*US cents*	*US cents*
基本每股溢利	Basic earnings per share	**2.66**	2.21	5.13	0.64	1.63

綜合資產負債表 Consolidated Balance Sheet

		於十二月三十一日 As at 31 December				
		2006	2005	2004	2003	2002
		千美元	千美元	千美元	千美元	千美元
		US$'000	US$'000	US$'000	US$'000	US$'000
				(重列)	(重列)	(重列)
				(Restated)	(Restated)	(Restated)
物業、機器及設備	Property, plant and equipment	**1,230,375**	991,279	879,964	855,695	746,919
土地租約溢價	Premium for land lease	**60,047**	54,446	51,349	52,819	53,895
聯營公司權益	Interests in associates	**42,704**	54,863	53,154	39,814	43,878
其他非流動資産	Other non-current assets	**29,053**	30,729	39,364	8,449	2,590
淨流動(負債)資產	Net current (liabilities) assets	**(217,552)**	(67,287)	(102,868)	(94,106)	4,382
非流動負債	Non-current liabilities	**(46,638)**	(53,657)	(35,557)	(284,550)	(257,489)
淨資產	Net assets	**1,097,989**	1,010,373	885,406	578,121	594,175
發行股本	Issued capital	**27,943**	27,943	27,943	27,943	27,943
儲備	Reserves	**748,476**	714,381	706,788	480,392	507,436
擬派特別股息	Proposed special dividend	**59,799**	59,799	—	—	—
擬派末期股息	Proposed final dividend	**77,124**	69,859	63,712	63,152	51,975
少數股東權益	Minority interest	**184,647**	138,391	86,963	6,634	6,821
		1,097,989	1,010,373	885,406	578,121	594,175

附註：

本表所列數字已於二零零五年重新編列以反映採納新訂或經修訂香港財務報告準則。

Note:

The figures in this table have been restated to reflect the adoption of new/revised Hong Kong Financial Reporting Standard in 2005.







集團營業額
Group Turnover
百萬美元
US$'M
2,500
2,000
1,500
1,000
500
0
1,100
1,261
1,467
1,846
2,332
2002
2003
2004
2005
2006



各事業群佔總營業額的百分比
Percentage of total turnover by product type
百分比
%
100
90
80
70
60
50
40
30
20
10
0
2
8
32
3
6
29
3
6
33
4
5
38
4
4
47
2002
2003
2004
2005
2006
方便麵
Noodles
飲品
Beverages
糕餅
Bakery
其他
Others



集團毛利率
Group gross margin
百分比
%
40
35
30
25
20
15
10
5
0
33.89
27.87
27.58
31.33
32.27
2002
2003
2004
2005
2006



各事業群毛利率
Group margin by product type
百分比
%
2005
2006
50
45
40
35
30
25
20
15
10
5
0
23.65
26.64
40.10
36.88
38.67
39.26
方便麵
Noodles
飲品
Beverages
糕餅
Bakery



除税及息前溢利率
EBIT margin
百分比
%
25
20
15
10
5
0
11.34
5.03
21.09
10.47
10.40
2002
2003
2004
2005
2006



股東應佔溢利
Profit attributable to equity holders
百萬美元
US$'M
300
250
200
150
100
50
0
90.9
35.8
286.4*
123.5
148.9
2002
2003
2004
2005
2006

* 含出讓附屬公司部份權益之特殊收益為273百萬美元

* Include US$273 million capital gain from the disposal of partial interests in subsidiaries

主要財務數據　Major Financial Data

		2006	年度變動 Year on Year change
營業額/千美元	Turnover/US$'000	2,331,733	+26.3%
EBITDA/千美元(邊際率)	EBITDA/US$'000 (margin)	353,032 (15.14%)	+21.2%
經營溢利/千美元(邊際率)	Operating profit/US$'000 (margin)	240,727 (10.32%)	+27.4%
本公司股東應佔溢利/千美元(邊際率)	Profit attributable to equity holders of the Company/US$'000 (margin)	148,925 (6.39%)	+20.6%
每股溢利/美仙	EPS/US cents	2.66	+20.4%
總資產報酬率(EBIT相對於平均總資產)	ROA (EBIT to average total assets)	14.31%	+1.2ppt
本公司股東報酬率(本公司股東應佔溢利相對於其平均淨資產)	ROE (Profit attributable to equity holders of the Company to average net assets)	16.68%	+1.9ppt
經營活動所得現金淨額/千美元	Net cash from operating activities/US$'000	397,808	+28.2%
製成品周轉期/天	Finished goods turnover/days	9.92	+3.3%
應收賬款周轉期/天	Trade receivables turnover/days	14.00	-9.3%
負債與資本比率/倍(淨借貸相對於股東權益)	Gearing ratio/times (Net debt to shareholders' equity)	0.11	不適用N/A
負債比率/%(總負債相對於總資產)	Debt ratio/% (Total liabilities to total assets)	40.33%	+5.6ppt

超越顛峰
成就夢想

Create Another Summit and Make Our Dreams Come True



董事長 *Chairman*
魏應州 **Wei Ing-Chou**

1. 緒言

二零零六年的中國經濟仍保持高速增長，呈現出增長速度較快、經濟效益較好、價格漲幅較低、群眾受惠較多的良好發展態勢。經濟社會發展的協調性增強，且國內消費市場活躍，增速加快，隨著居民收入水準的不斷提高和國家各項消費政策的出台，城鄉居民消費結構快速升級。

本集團在此良好的經濟環境契機下，積極創新產品，拓展市場，使康師傅方便麵及茶飲料繼續居於領導地位，且營業額屢創新高，呈現驕人戰績，糕餅及冷藏飲料在新產品的驅動下，也取得滿意的表現。

雖然主要原材料如麵粉、棕梠油、糖、PET粒子等價格仍然處於高水平，給企業造成相當大的成本壓力，壓縮了利潤空間，面對壓力，在保證消費者的安全，滿足消費者的需求下，本集團採取優化管理體系、精進生產管理及有效控制成本的策略下，業績表現創下本集團歷年來的新高。二零零六年度本集團之總營業額續創新高至2,331,733千美元，較去年同期上升26.34%；股東應佔溢利同比上升20.56%至148,925千美元，每股盈利為2.66美仙。

1. Introduction

In the year 2006 China's economy sustained its uninterrupted rapid growths over the past few years, echoing a burgeoning momentum that featured a faster growth rate, a more efficient economy, less inflationary pressure and therefore more appealing to the public. The synergy within the economic development was enhanced. The nation's consumption was robust and set to accelerate. And consumption of residents in the suburban area began to flourish, thanks to their escalating income levels and the nation's various consumption incentive policies.

Capitalizing on this opportunity of a thriving economy, the Group actively launched new products in the market, explored new markets, solidifying the leading positions of the Master Kong instant noodles and RTD teas. Hence, our sales achieved new highs and our business results accomplished outstanding performance. Bakery and refrigerated drinks also performed satisfactorily with new streams of products making their debuts.

Principal raw materials such as flour, palm oil, sugar and PET plastic resin all stayed at high prices, putting a lot of pressure on production costs and hence room for profit. To counter it without sacrificing consumer safety and consumer satisfaction, the Group took measures to improve its management system, develop its production management and effectively control its costs. As a result, the Group achieved yet another summit in its business results. Turnover for the year recorded a new high of US$2,331.733 million representing an increase of 26.34% comparing with a year before. Profit attributable to the equity holders of the Company increased by 20.56% to US$148.925 million, equivalent to an earnings per share of US 2.66 cents.





2. 股息

本集團二零零六年整體表現卓越，於評估整體營運、資本投資、營運資金及現金流量後，本人建議董事局增加末期股息之金額，以感謝股東們對本集團的支持。因此，董事局將於二零零七年六月十一日舉行之股東大會上，建議派付末期股息每股1.38美仙予於二零零七年六月八日名列本公司股東名冊上之本公司股東，(即於二零零七年六月一日或以前買進本公司股票及於二零零七年六月五日下午四時之前辦理股票過戶登記手續之股東)，末期派息總額為77,124千美元；連同已於二零零七年二月十四日派發每股1.07美仙的特別股息，二零零六年度每股將共獲派股息2.45美仙，總派息額將為136,923千美元。去年之末期股息及特別股息分別為每股1.25美仙及1.07美仙，總派息額為129,658千美元。

2. Dividend

Owing to the Group's 2006 excellent results and after taking into consideration the overall operation, capital expenditures, working capital requirements and cash flow of the Group, I recommend to the Board to provide a return to our shareholders for their support by increasing the final dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 11 June 2007 the payment of a final dividend of US 1.38 cents per share totaling US$77.124 million to shareholders whose names appear on the register of members on 8 June 2007 (shareholders who bought the Company's shares on or before 1 June 2007 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 5 June 2007). Together with the US 1.07 cents special dividend per share which was paid on 14 February 2007, total dividend per share for the year 2006 will be US 2.45 cents, total amount of dividend will be US$136.923 million. Final dividend and special dividend in last year was US 1.25 cents and US 1.07 cents respectively. The total amount of dividend in last year was US$129.658 million.

3. 產業佈局

穩健的管理、合理的產品結構、豐富的市場操作經驗，是我們成功的基石。

中國市場機會大，競爭也隨著市場機會的增大越來越激烈，消費結構的不斷調整，中國城鄉差別越來越小，農村市場是不容忽視的一塊陣地。

為了進一步拉近與消費者的距離，同時有效控制營運成本，我們一方面配合鄉鎮地區的深耕以及農村



3. Industry Layout

Prudence in management, optimizing product mix and richness in market experience is the cornerstone of our success.

Where there is opportunity there is competition. China makes no exception. It has a very big market appetite to be satiated; yet competitions are getting keener and keener. Consumer structures continue to change and merge – cities and villages are getting closer. The market in rural areas is an uncharted land that should worth our exploration.

In order to make our products more price-affordable to residents in towns and villages, effective control on operating costs is the key. We are making intensive penetration into towns and villages, as well as

消費者漸漸增加對本集團產品的需求，積極進行平價麵工廠的佈建；同時配合消費者對飲用水質量的日漸提升，我們率先於大城市外圍廣泛而快速地進行礦物質水廠的佈建；此外，本集團於吉林長白山興建天然礦泉水廠，為提供更優質之瓶裝水鋪路，藉此強化本集團市場的銷售，以最佳的競爭力積極搶佔市場份額。

4. 產品／品牌地位

在通路穩固的基礎下，持續進行品牌投資，擴大區域範圍及推廣區域美食，在全面提升產品價值感的策略下，創造康師傅為高價值的方便麵品牌。據ACNielsen二零零六年十二月的報告指出，以銷售額為基準，本集團於中國方便麵市場的佔有率已上升至43.3%，康師傅已經成為中國方便麵的代名詞。

本集團持續推廣茶系列產品，以口味延伸及差異化策略，建構茶專家形象，強勢提升業績，擴大銷售及市場佔有率，進一步鞏固康師傅茶飲品的龍頭地位。據ACNielsen二零零六年十二月的最新零研數字顯示，以銷售額為基準，康師傅即飲茶於中國即飲茶市場之佔有率已上

planning and constructing plants for low end instant noodles to cope with the increasing demand of our products from rural consumers. Simultaneously, we go an extra mile further to build mineralized water plants in suburban areas of metropolitan cities as consumers' craving for quality drinking water has gained momentum. Furthermore, the Group is building a natural mineral water factory in Jilin Changbaishan to prepare better quality water supply to the market, thus helping strengthen our sales in this market segment by wielding our competitive advantage to capture market shares.

4. Product/Brand Positions

With our steadfast distribution channels, we continued to increase our brand investment, expand our areas of coverage and extend the promotion of localized delicacies. By upgrading our products' value image, we forged Master Kong as a premier instant noodle brand. To this end, Master Kong has firmly secured its position as the leading instant noodle brand in terms of market share. According to the December 2006 report published by ACNielsen, the Group shared about 43.3% of the instant noodle market in terms of sales value. Thus, Master Kong has become an icon for Chinese instant noodles.

The Group continued to promote its series of tea products, employing a strategy that increases the variety of aroma and provides differentiation. A tea master image is therefore in the making. A strong thrust of sales and market shares and thus the business results will solidify Master Kong series of tea products into a market leader of its kind in China. ACNielsen's December 2006 research report suggested that Master Kong dominated 53.6% share





升至53.6%，穩居首位。於二零零五年初才開始擴大生產的礦物質飲用水，在二零零六年表現優異，取得11.0%的市場佔有率，成為市場的第二品牌。夾心餅乾之市場佔有率為22.2%，居市場第二位。

此外，於二零零六年，「康師傅」品牌連續四年取得由英國INTERBRAND負責調查的「台灣十大國際品牌」大獎，康師傅品牌價值也由二零零五年的3.17億美元增加至二零零六年的4.12億美元，比二零零五年成長30%，居十大品牌價值成長率之冠，奠定了我們未來更好發展的堅實基礎。

of China's RTD tea market, ranking it the first. Its mineralized drinking water launched in early 2005 also performed extraordinary well in 2006, sharing 11.0% of the market, and Sandwich crackers shared 22.2% of the market. Both ranked second in their respective leagues of contenders.

Consecutively for the past four years, Master Kong has won a position in "The Taiwan Top 10 Global Brands" as a result of the study carried out by INTERBRAND of Britain in 2006. The value of the brand "Master Kong" increased from US$317 million in 2005 to US$412 million in 2006, a surge of 30% - the highest among the top 10 brands in terms of value growth. Now, we are poised to continue to flourish with such a robust and solid foundation.

5. 優質保證認證

本集團一直視食品安全是企業的生命，並確保生產出優質的產品。轄下所有工廠均取得ISO9001認證、食品安全管理體系QS認證及「C」標誌計量免檢認證。為了對消費者負責，也為了彰顯企業的社會責任感，本集團簽署了「中國麵製品產業知名企業誠信宣言」。我們嚴格貫徹國家制定的各項標準，生產出令消費者放心的健康食品。

5. Quality assurance certification

The Group has all along considered food safety is the essence to a food manufacturing enterprise and, hence, we ensure that all our productions are of good quality. Plants within the Group have been awarded with ISO 9001 certification, Food Safety Management System QS certification and the "C" mark certification on measurement examination requirements. In order to demonstrate and exemplify our devotion to social responsibilities, the Group signed a declaration, namely "The Faith and Truth Declaration of the Famous Enterprises in Noodle Products Industry in China". We have strictly ensured our compliance with various standards required by the nation and produced healthy food products that consumers trust.



二零零六年，本集團積極參加了食品安全信用等級的評價工作，經評審天津頂益國際食品有限公司被評為A級，即食品安全信用優秀企業。

During 2006, the Group actively participated in the ranking assessment for the credibility of food safety. Tianjin Tingyi International Food Products Ltd. was assessed to have an "A" grade, i.e. an enterprise with excellent credibility in food safety.

在二零零六年的第四屆食品安全年會上，康師傅控股有限公司榮獲「二零零六年度全國食品安全十強企業」的稱號，這也是本公司連續第二年榮獲該榮譽。我們深信，食品安全關乎國計民生，更關乎一個企業的生存，這是我們對消費者的誠信體現，是構建和諧社會不可或缺的組成部分。

In 2006 Fourth Food Safety Annual Meeting, Tingyi (Cayman Islands) Holding Corp. was awarded the "2006 Nation-wide Top 10 Enterprises on Food Safety". And this was the second consecutive year that the Company had been honored with the title. This is the fruition that comes with our strong belief that food safety concerns the lives of our people and therefore the survival of an enterprise like us; this is the attainment that results from our moral integrity towards consumers; this is an indispensable ingredient for building a society of harmony.

6. 社會貢獻

我們於提供安全、營養、健康的優質產品的同時，亦不忘回饋社會，樹立企業良好的形象。我們持續支持中國體育事業，二零零六年我們連續第五年冠名「康師傅」足球隊，贊助天津泰達足球俱樂部。天津康師傅足球隊在二零零六年中國足球協會超級聯賽中取得了第六名的好成績。此外，我們亦積極參加由全球消除貧困聯盟和聯合國千年運動聯合組辦的「站立起來」消除貧困活動，以便幫助貧困地區的孩子學習成長。



6. Social contribution

We supply safe, nourishing and healthy products of good quality without forgetting to reciprocate the society and to set an example of good enterprise. We have been supporting China's athletic establishments and were named in 2006 the "Master Kong" soccer team, consecutively for 5 years and we also sponsored Tianjin's TEDA Football Club. Tianjin Master Kong soccer team won the 6th place in the China Premier League held by China's Football Association. We also actively participate in the activity against poverty "Stand Up" held by the "Global Call to Action Against Poverty" and the United Nations' "Millennium Campaign" to subsidize children in poverty-stricken areas to learn about growing up.

7. 管理團隊

由於二零零六年新廠陸續投產，本集團員工總人數增至32,631人。

面對中國市場的快速發展與日益嚴峻的競爭環境，為了更專業專精和使人才快速養成，本集團持續對人員進行培訓，

7. Management team

In 2006 we saw new plants streaming into production one after the other and the number of our staff swelled to 32,631.

Facing the very rapid development of the Chinese market and the severe competitive environment, and in order to be more professional and more devoted; in order to pursue excellence,

並與其個人的職涯規劃相結合，以全面提升管理層及員工能力。年內，本集團更選派優秀人員保送至日本接受培訓，以期為企業在競爭日益激烈的市場繼續長遠地生存發展下去作出貢獻。



quickly building up a pool of talents is an important task. As a result, the Group has never stopped training and nurturing our staff. This includes training up management and staff on their capacities that match with their anticipated career developments. During the year, the Group sent its staff who demonstrated excellent performance to Japan for professional training with a belief they will, after their returns, contribute to building an enterprise that lasts and an enterprise that continue to thrive in the fierce competition in the future that one can now envisage.

一份耕耘，一份收穫，二零零六年度取得亮麗之佳績，董事會謹向辛勤為本集團作出貢獻的管理層及員工致敬！於二零零七年本集團將「超越顛峰，成就夢想」，持續為消費者服務，並創造更高股東價值！

The Chinese saying goes: one reaps no more than what one has sown. For the extraordinary business performance we achieved in 2006, the Board would like to extend their appreciation to the strenuous work the management and the staff made in the year. Looking ahead for 2007 the Group will endeavor to "create another summit and make our dreams come true" and to continue to serve consumers, with the ultimate objective of creating higher shareholders value.

董事長及行政總裁
魏應州

Wei Ing-Chou
Chairman and Chief Executive Officer

中國天津
二零零七年四月二十三日

Tianjin, the PRC
23 April 2007

董事

Directors

執行董事

Executive Directors

魏應州，現年53歲，董事長暨行政總裁，魏應交先生之胞兄，一九九一年加入本集團，負責監督本集團之管理及制訂本集團之整體策略、規劃及發展事宜。彼於建造廠房、生產管理及製造食品研究方面擁有近三十年經驗。

WEI Ing-Chou, aged 53, Chairman and Chief Executive Officer, elder brother of Mr. Wei Ying-Chiao, joined the Group in 1991 and is responsible for the supervision and the management of the Group as well as the formulation of the overall strategy of the Group. He has around 30 years' experience in factory construction, production management and research in relation to food production.

井田毅，現年77歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。

Takeshi IDA, aged 77, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

吉澤亮，現年65歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在富士銀行任職逾31年，於一九九七年加入三洋食品株式會社。

Ryo YOSHIZAWA, aged 65, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he worked in Fuji Bank for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

吳崇儀，現年51歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。

WU Chung-Yi, aged 51, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin.

魏應交，現年52歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在流通零售及食品行銷方面擁有廣泛經驗。

WEI Ying-Chiao, aged 52, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive experience in retail business and marketing experience in food related business.

井田純一郎，現年45歲，自二零零二年五月起出任本集團董事，現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年，於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。

Junichiro IDA, aged 45, appointed as a Director of the Group in May 2002, is the President of Sanyo Food Co., Ltd. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo Food Co., Ltd. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group.

董事 *(續)*

獨立非執行董事

徐信群，現年51歲，自一九九九年十月起出任本集團獨立非執行董事，一九七九年畢業於國立台灣大學商學系。彼曾服務於台灣之金融界逾17年，熟稔金融市場運作，擅長於證券投資、企業理財及財務規劃。徐先生並擁有台灣之證券分析師資格。

李長福，現年67歲，於二零零四年九月獲委任為本集團之獨立非執行董事。李先生在商業及投資銀行工作方面逾28年經驗。於一九七七年至一九八七年期間，擔任香港一間國際銀行市場推廣部高級經理一職，並同時為該銀行兩間接受存款的附屬公司總經理。於一九八九至一九九七年期間，李先生從事企業財務顧問事務，並於香港展開私人財務顧問業務。李先生為香港銀行學會及香港證券專業學會之會員。

小川和夫，現年60歲，自二零零六年四月一日起出任本集團獨立非執行董事，現任丸紅株式會社之專務執行董事，食料部門及纖維部門掌管役員。彼於一九七零年慶應大學畢業，在丸紅株式會社服務逾37年，歷任塑膠及無機化工、財務及物流、新事業發展、經營企業等部門主管。

Directors *(Continued)*

Independent Non-executive Directors

HSU Shin-Chun, aged 51, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 17 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan.

LEE Tiong-Hock, aged 67, has been appointed as an Independent Non-executive Director of the Group since September 2004. Mr. Lee has over 28 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute.

Kazuo OGAWA, aged 60, has been appointed as an Independent Non-executive Director of the Group since 1 April 2006. He is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation and Advisor to the president for Agri-marine Products Division and Textile Division. After graduating from Keio University in 1970, he joined Marubeni Corporation and worked for over 37 years. He has been in charge of Plastics of Inorganic Chemicals Division, Finance and Logistics Business Division, Business Incubation Department and Corporate Planning & Coordination Department.

公司秘書

葉沛森，現年47歲，於一九八二年畢業於香港理工學院，獲頒會計高級文憑，為英國公認會計師公會資深會員及香港會計師公會、香港華人會計師公會、特許管理會計師協會、特許秘書與行政人員協會之會員及香港特許秘書公會之普通會員。於一九九六年獲工商管理碩士學位，在會計業務與公司秘書實務方面擁有逾二十年經驗。葉先生亦為香港之執業會計師，於一九九五年九月加入本集團。

Company Secretary

IP Pui-Sum, aged 47, graduated from the Hong Kong Polytechnic with a Higher Diploma in Accountancy in 1982. He is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an associate of the Hong Kong Institute of Certified Public Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the ordinary member of Hong Kong Institute of Chartered Secretaries. He also obtained a Master Degree in Business Administration in 1996. Mr. Ip has over 20 years of experience in public accounting and company secretarial practices. He is also a certified public accountant (practising) in Hong Kong. He joined the Group in September 1995.

高階主管

趙慧敬，現年69歲，現任本集團於中國各附屬公司董事長，於一九九一年十二月加入本集團，一九九二年至一九九五年擔任天津頂益國際食品公司總經理，一九六八年於國立政治大學會計系畢業，曾任職台灣半導體公司財務部經理，現任天津市外商投資企業協會副會長及天津市台資企業協會副會長。

林清棠，現年56歲，本集團財務長。於一九九五年十月加入頂新集團，任康蓮國際食品(杭州)有限公司副總經理，其後出任杭州頂益國際食品有限公司總經理、杭州頂津食品有限公司總經理、飲品事業群總經理之職。在進入本集團之前，曾任台灣雀巢公司會計部經理及台灣、廣州美國通用食品公司財務/管理部協理、總會計師等職務。林氏於一九七二年畢業於台灣東吳大學。

Head Office Management

CHAO Hui-Ching, aged 69, joined the Group in December 1991 and is the Chairman of the Group's subsidiaries in the PRC. He was the General Manager of Tianjin Tingyi International Food Co., Ltd. from 1992 to 1995. He graduated from the Accounting Department of Taiwan National Cheng Chi University in 1968. Prior to joining the Group, he worked for Taiwan Semiconductor Co., Ltd. as the Manager of the Financial Department. He is the deputy chairman of both the Tianjin Association of Enterprise with Foreign Investment and the Tianjin Taiwan-Invested Enterprises Association.

Frank LIN, aged 56, is the Chief Financial Officer of the Group. He joined Ting Hsin Group in October 1995 as the Vice President of the Comely International Food (Hangzhou) Co., Ltd. Prior to his current appointment, he was the General Manager of Hangzhou Tingyi International Food Co., Ltd., General Manager of Hangzhou Tingjin International Food Co., Ltd. and President of the Group's Beverage Business. Prior to joining the Group, he was the Manager of the Accounting Department for Nestle Taiwan Group and the Director of the Management Department and Chief Accountant for General Food, Taiwan and Guangzhou. He graduated from Soochow University in Taiwan in 1972.

高階主管 *(續)*

長野輝雄，現年58歲，於二零零零年二月由三洋食品株式會社聘請，同年三月派往本集團，出任本集團財務長室高級顧問。彼於一九七二年畢業於日本一橋大學經濟系，同年進入富士銀行，長期從事金融工作，有着豐富的國際金融經驗，在富士銀行服務逾三十年。

吳文聰，現年50歲，本集團稽核長，於一九九四年五月加入本集團。吳氏於一九八三年畢業於台灣淡江大學管理科學研究所，主修會計、稅務及財務管理。曾任南僑化學工業股份有限公司助理經理、南僑食品股份有限公司會計主任、可口企業股份有限公司會計主任、頂宏國際股份有限公司會計經理及統一百事可樂股份有限公司會計長。

柯元達，現年55歲，本集團幕僚長兼人力資源部主管，於二零零五年十二月加入本集團。畢業於台灣中山大學企管所碩士。曾任職於本集團總管理處人力資源副總經理，集團總部管理部副總經理。

劉乾宗，現年52歲，現任方便事業群副總裁，於二零零六年七月加入本集團。劉氏畢業於清雲科技大學並於瑞士洛桑國際管理發展學院接受IMD短期培訓。劉氏曾任職於台灣全國電子股份有限公司、華財企業有限公司及台灣可口可樂公司，並於雀巢(中國)有限公司任全國銷售總監等工作近十六年，劉氏亦曾於上海雀巢普瑞納寵物食品有限公司出任執行董事兼總經理，擁有逾二十年之豐富行銷管理經驗。

黃國書，現年49歲，現任飲品事業群副總裁。於二零零一年六月加入本集團，出任方便食品事業群營業本部主管，二零零二年四月調任杭州頂津食品有限公司總經理，二零零五年一月調任飲品群總經理，畢業於中國文化大學觀光系。曾任職英商德記洋行，台灣太古可口可樂業務行銷總監。

Head Office Management *(Continued)*

Teruo NAGANO, aged 58, has been employed by Sanyo Foods Co., Ltd. since February 2000 and joined the Group in March 2000 as the Senior Advisor to the office of the Chief Financial Officer. After graduating from Hitotsubashi University of Economics in 1972, he joined Fuji Bank and worked there for over 30 years. He has substantial working experience in the financial industry and has comprehensive knowledge of the international financial markets.

Wilson WU, aged 50, joined the Group in May 1994 and is the Chief Auditor. He graduated from the Management Science Institute, Tam Kang University in Taiwan in 1983, majoring in accounting, taxation and financial management. Prior to joining the Group, he was Assistant Manager of Nanchow Chemical Industrial Co., Ltd., Assistant Accounting Manager of Nacia Food Co., Ltd., Accounting Manager of Lucky Enterprises Corporation, Accounting Manager of Decent T & H International Food Co., Ltd. and the Financial Controller of President Pespi Cola Co., Ltd.

KO Yuen-Tat, aged 55, joined the Group in December 2005 and is the Chief of Staff and Head of the Human Resources Department. He was conferred a MBA degree by the National San Yat Sen University (Taiwan). He has been the Senior Vice President of the Group's Human Resources Department and Management Department.

Robert LIU, aged 52, is the Executive Vice President of the Group's Instant Noodle Business. He joined the Group in July 2006. He graduated from Ching-Yun Technology University and attended the IMD program for executive development in Swiss Lausanne International Institute for Management Development. Prior to joining the Group, Mr.Liu worked for National Electronic Co., Ltd., COB Enterprise Co., Ltd and Taiwan Coca-Cola Bottling Co., Ltd. He also worked for Nestle Purina (China) Ltd. for 16 years and has been the National Sales Director and has been the Director and Gerenal Manager of Nestle Purina PetCare Shanghai Ltd. He has over 20 years extensive management experience in sales and marketing.

George HUANG, aged 49, is the Executive Vice President of the Group's Beverage Business. He joined the group in June 2001 as Head of Sales Department of the Group's Instant Noodle Business, General Manager of Hangzhou Tingjin Food Co., Ltd. in April 2002 and was the President of the Group's Beverage Business in January 2005. Mr. Huang graduated from Tourism Department of Chinese Culture University in Taiwan. Prior to joining the Group, he worked for a British Trading Company TAIT CO. and has been the Sales Director of Swire Coca-Cola, Taiwan.

高階主管（續）

曹生麟，現年45歲，現任糕餅事業群總經理。於一九九三年十月加入本集團，出任天津頂益國際食品有限公司營業部門主管，後任重慶頂益兼武漢頂益國際食品有限公司總經理。曹氏畢業於輔仁大學食品營養系，之前曾任職於台灣雀巢公司、聯合利華及聯蓬食品等公司。

葉東峰，現年62歲，本集團配套事業群總經理，於一九九八年三月加入本集團，出任方便麵業務副總經理並於同年五月主管配套事業群，內容有：軟性包材、紙器、乾燥農產品、機械、房地產、土木建築、工程顧問、物業管理、物流等業務。葉氏畢業於中原大學，曾任職於三陽金屬(股份有限)公司十一年，好潔工業(股份有限)公司十六年，於好潔任職副總經理兼總廠長，擁有二十八年之經營管理經驗，對於各種功能業務管理均有非常顯著之管理績效。

陳亮邦，現年51歲，現任冷藏事業部總經理。於二零零一年八月加入本集團，出任冷藏事業部總經理。陳氏畢業於台灣大學農經研究所。之前曾任職於台灣味全食品工業股份有限公司。

劉勇，現年36歲，現為本集團合資格會計師，劉氏於二零零四年八月加入本集團出任稽核部一級主辦員。劉氏畢業於天津財經學院教育管理學系，並取得中國註冊會計師資格。於加入本集團前，曾服務於多間中國企業，如天津中孚集團、天津星運集團及天津真美工貿公司，出任審計部主管及財務會計經理。

Head Office Management *(Continued)*

Jerry TSAO, aged 45, is the President of the Group's Bakery and Confectionary Business. He joined the Group in October 1993 as Head of Sales Department of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the General Manager both of Chongqing Tingyi Int'l Food Co., Ltd and Wuhan Tingyi Int'l Food Co., Ltd. Mr. Tsao graduated from Nutrition on Food Science Department of Taiwan Fu-Jen University. Prior to joining the Group, he worked for Nestle Taiwan Group, Uniliver Taiwan and Wellroc Taiwan Ltd.

YEH Tung-Fong, aged 62, is the President of the Group's Supporting Industry Business. He joined the Group in March 1998 as the Deputy General Manager of the Group's Instant Noodle Business and was placed in charge of the supporting industry business in May of the same year. The main lines of the supporting industry business include, among others, flexible package, corrugated box, dehydrated vegetable, machinery, real estate, engineering construction, engineering consultant, estate and property management and logistics business, etc. He graduated from Chung Yuan Christian University in Taiwan. He was employed at Sangyang Material Co., Ltd. for 11 years and Hawley and Hazel Taiwan Corp. for 16 years as the Deputy General Manager and Plant Manager, respectively. He has 28 years' experience in operation and management and has achieved very obvious management results in various functional business management.

CHEN Liang-Pang, aged 51, is the President of the Group's Refrigeration Business. He joined the Group in August 2001 as General Manager of Refrigeration Business. He graduated from Agricultural Economic Department of National Taiwan University. Prior to joining the Group, he worked in Wei Chuan Foods Corporation Limited in Taiwan.

LAU Yung, aged 36, Qualified Accountant of the Group. He has been the Senior Internal Auditor of the Group since August 2004 when he joined the Group. Mr. Lau is a certified public accountant in the PRC chartered with the Chinese Institute of Certified Public Accountants (CICPA). He holds a degree on education management from the Tianjin Finance Academy in the PRC. Before joining the Group, Mr. Lau was the Supervising Auditor and the Financial & Accounting Manager of various PRC enterprises such as Tianjin ZhongFu Group, Tianjin XingYun Group and Tianjin ZhenMei Industries Trading Company.





TINGYI (CAYMAN ISLANDS) HOLDING CORP.

Instant Noodle 方便食品事業群

- Master Kong Instant Foods (BVI) Co., Ltd. 康師傅方便食品(BVI)有限公司
  - Tianjin Tingyi International Food Co., Ltd. 天津頂益國際食品有限公司
  - Qingdao Tingyi Food Co., Ltd. 青島頂益食品有限公司
    - Hebei Yi Wan Xiang Foods Co., Ltd.* 河北一宛香食品有限公司
  - Guangzhou Tingyi Food Co., Ltd. 廣州頂益食品有限公司
  - Hangzhou Tingyi Food Co., Ltd. 杭州頂益食品有限公司
  - Chongqing Tingyi Food Co., Ltd. 重慶頂益食品有限公司
  - Master Kong (Hangzhou) Convenient Food Co., Ltd. 康師傅（杭州）方便食品有限公司
  - Wuhan Tingyi Food Co., Ltd. 武漢頂益食品有限公司
  - Shenyang Tingyi Food Co., Ltd.* 瀋陽頂益食品有限公司
  - Master Kong (Shenyang) Convenient Food Co., Ltd.* 康師傅（瀋陽）方便食品有限公司
  - Xian Tingyi Food Co., Ltd. 西安頂益食品有限公司
  - Fujian Tingyi Food Co., Ltd. 福建頂益食品有限公司
  - Harbin Tingyi Food Co., Ltd. 哈爾濱頂益食品有限公司
  - Xinjiang Tingyi Food Co., Ltd.* 新疆頂益食品有限公司
  - Master Kong (Kunming) Convenient Food Co., Ltd. 昆明頂益食品有限公司
  - Master Kong (Taiwan) Foods Co., Ltd.* 台灣康師傅食品股份有限公司
  - Tianjin Tingyu International Food Co., Ltd. 天津頂育國際食品有限公司
  - Fumanduo Investment Co., Ltd.* 福滿多投資有限公司
    - Zhengzhou Fumanduo Food Co., Ltd.* 鄭州福滿多食品有限公司 75% / 25%
    - Huaian Fumanduo Food Co., Ltd. 淮安福滿多食品有限公司 75% / 25%
    - Meishan Fumanduo Food Co., Ltd. 眉山福滿多食品有限公司 75% / 25%
    - Changsha Fumanduo Food Co., Ltd.* 長沙福滿多食品有限公司 75% / 25%
    - Lanzhou Fumanduo Food Co., Ltd.* 蘭州福滿多食品有限公司 75% / 25%
    - Chongqing Fumanduo Food Co., Ltd. 重慶福滿多食品有限公司 75% / 25%
    - Xianyang Fumanduo Food Co., Ltd.* 咸陽福滿多食品有限公司 75% / 25%
    - Xinjiang Fumanduo Food Co., Ltd. 新疆福滿多食品有限公司 75% / 25%
    - Hebei Fumanduo Food Co., Ltd.* 河北福滿多食品有限公司 75% / 25%
    - Harbin Fumanduo Food Co., Ltd.* 哈爾濱福滿多食品有限公司 75% / 25%
    - Jinan Fumanduo Food Co., Ltd.* 濟南福滿多食品有限公司 75% / 25%
    - Dongguan Fumanduo Food Co., Ltd.* 東莞福滿多食品有限公司 75% / 25%

Bakery and Confectionery 糕餅事業群

- Master Kong Bakery (BVI) Co., Ltd. 康師傅糕餅(BVI)有限公司 100%
  - Tianjin Kameda Food Co., Ltd. 天津龜田食品有限公司 50%
  - Tianjin Tingyuan Food Co., Ltd. 天津頂園食品有限公司 100%
  - Guangzhou Tingyuan Food Co., Ltd. 廣州頂園食品有限公司 100%
  - Hangzhou Ting Yuan Food Co., Ltd. 杭州頂園食品有限公司 100%
  - Hangzhou Zhenbaozhu Food & Package Co., Ltd. 杭州珍寶珠食品有限公司 100%

Beverage 飲品事業群

- Master Kong Beverages (BVI) Co., Ltd. 康師傅飲品 BVI 有限公司 100%
  - Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. 康師傅飲品控股有限公司 50.005%
    - Tianjin Tingjin Food Co., Ltd. 天津頂津食品有限公司 100%
    - Guangzhou Tingjin Food Co., Ltd. 廣州頂津食品有限公司 100%
    - Hangzhou Tingjin Food Co., Ltd. 杭州頂津食品有限公司 100%
    - Chongqing Tingjin Food Co., Ltd. 重慶頂津食品有限公司 100%
    - Wuhan Tingjin Food Co., Ltd. 武漢頂津食品有限公司 100%
    - Shenyang Tingjin Food Co., Ltd. 瀋陽頂津食品有限公司 100%
    - Xian Tingjin Food Co., Ltd.* 西安頂津食品有限公司 100%
    - Qingdao Tingjin Food Co., Ltd. 青島頂津食品有限公司 100%
    - Fujian Tingjin Food Co., Ltd. 福建頂津食品有限公司 100%
    - Harbin Tingjin Food Co., Ltd.* 哈爾濱頂津食品有限公司 100%
    - Xinjiang Tingjin Food Co., Ltd.* 新疆頂津食品有限公司 100%
    - Kunming Tingjin Food Co., Ltd. 昆明頂津食品有限公司 100%
    - Master Kong (Guangzhou) Beverage Co., Ltd. 康師傅（廣州）飲品有限公司 100%
    - Master Kong (Hangzhou) Beverage Co., Ltd. 康師傅（杭州）飲品有限公司 100%
    - Zhengzhou Tingjin Food Co., Ltd. 鄭州頂津食品有限公司 100%
    - Lanzhou Tingjin Food Co., Ltd.* 蘭州頂津食品有限公司 100%
    - Master Kong (Shenyang) Beverage Co., Ltd.* 康師傅（瀋陽）飲品有限公司 100%
    - Master Kong (Xi'an) Beverage Co., Ltd. 康師傅（西安）飲品有限公司 100%
    - Master Kong (Tianjin) Beverage Co., Ltd. 康師傅（天津）飲品有限公司 100%
    - Master Kong (Jilin) The Changbai Mountain Beverage Co., Ltd. 康師傅（吉林）長白山飲品有限公司 100%
    - Nanjing Tingjin Food Co., Ltd.* 南京頂津食品有限公司 100%
    - Yangzhou Tingjin Food Co., Ltd. 揚州頂津食品有限公司 100%
  - Kagome (Hangzhou) Foods Co., Ltd. 可果美（杭州）食品有限公司 2

* Direct translation of registered name in Chinese
公司之英文名稱乃由註冊中文名稱直接翻譯而成

康師傅控股有限公司

Supporting Industry 配套事業群

- Xinghua Dinfang Dehydrate Foods Co., Ltd. 興化頂芳脫水食品有限公司
- Tian Jin Ting Jia Machinery Co., Ltd. 天津頂嘉機械有限公司
- Tianjin Tingquan Properties Management Co., Ltd. 天津頂全物業管理有限公司
- Tianjin Dingya Property Development Co., Ltd. 天津頂雅房地產開發有限公司
- Guangzhou Dingya Real Estate Development Co., Ltd. 廣州頂雅房地產開發有限公司
- Tianjin Tingxin International Engineering Consultant Co., Ltd. 天津頂新國際工程顧問有限公司
- Tianjin Ting Fung Starch Development Co., Ltd 天津頂峰澱粉開發有限公司

Others 其他

- Tingyi (Cayman Islands) Holding Corp. Taiwan Branch 頂益（開曼島）控股有限公司台灣分公司 — 100%
- Tingyi (BVI) International Co., Ltd. 頂益（英屬處女島）國際有限公司 — 100%
- Master Kong (HK) Trading Co., Ltd. 康師傅（香港）貿易有限公司 — 100%
- Tianjin Tingyu Consulting Co., Ltd. 天津頂育諮詢有限公司 — 100%
- Hangzhou Wei Chuan Food Co., Ltd. 杭州味全食品有限公司 — 100%
- Wei Chuan (Anji) Dairy Farm Co., Ltd.* 味全（安吉）乳品專業牧場有限公司 — 100%
- Kon Jun Corporation* 康俊股份有限公司 — 100%
- Kon Chuan Corporation* 康權股份有限公司 — 100%
- Kon Yuan Corporation* 康遠股份有限公司 — 100%
- Tianjin Tingrong Enterprise Co., Ltd. 天津頂榮實業有限公司 — 100%

- Tingtong (BVI) Limited 頂通（BVI）有限公司 — 100%
  - Tingtong (Cayman Islands) Holding Corp. 頂通（開曼島）控股有限公司 — 50.01%
    - Shanghai Tingtong Logistics Co., Ltd. 上海頂通物流有限公司 — 100%
    - Guangzhou Tingtong Logistics Co., Ltd.* 廣州頂通物流有限公司 — 100%
    - Beijing Tingtong Logistics Co., Ltd.* 北京頂通物流有限公司 — 100%
    - Chongqing Ting Tong Logistics Co., Ltd. 重慶頂通物流有限公司 — 100%
    - Shenyang Tingtong Logistics Co., Ltd.* 瀋陽頂通物流有限公司 — 100%

- Tingzheng (Cayman Islands) Holding Corp. 頂正（開曼島）控股有限公司 — 40.80%
  - Tianjin Tingzheng Print & Packing Material Co., Ltd. 天津頂正印刷包材有限公司 — 100%
  - Hangzhou Tingzheng Packing Material Co., Ltd. 杭州頂正包材有限公司 — 100%
  - Tianjin Tingsheng Plastic Product Co., Ltd. 天津頂盛塑料制品有限公司 — 100%
  - Tianjin Sheng Xiang Plastics Products Co., Ltd. 天津盛祥塑料制品有限公司 — 100%
  - Chongqing Tingzheng Packing Material Co., Ltd. 重慶頂正包材有限公司 — 100%
- Tinghao (Cayman Islands) Holding Corp. 頂好（開曼島）控股有限公司 — 40.32%
  - Tianjin Namchow Oil & Fat Co., Ltd. 天津南僑油脂有限公司 — 100%





二零零六年度中國國民生產總值(GDP)持續穩定成長，較去年上升10.7%，連續四年保持10%以上的快速增長；社會消費品零售總額亦較去年增長13.7%。

In 2006, the PRC sustained a steady yet rapid growth in it's gross domestic products ("GDP"). GDP went up by 10.7% in the year, manifesting consecutive growths of exceeding 10% p.a. over the past four years. Sales amount of social consumables surged even further by 13.7% comparing with a year before.

回顧本集團於二零零六年總營業額較去年同期上升26.3%至2,331,733千美元。方便麵、飲品及糕餅的營業額分別較去年同期上升7.1%、55.7%及4.6%；於第四季本集團的總營業額較去年同期上升29.6%，達518,179千美元，主要來自方便麵及飲品的銷售成長。

In 2006, the Group's turnover was US$2,331.733 million, an increase of 26.3% over 2005. The growth rates for turnover of instant noodle, beverage and bakery were 7.1%, 55.7% and 4.6% respectively. In the fourth quarter, the Group's turnover was US$518.179 million, 29.6% higher than the same period last year. The increase was mainly from sales growth in instant noodle and beverage.

年內，主要原材料價格雖然持續高企，但透過本集團持續優化生產管理效率，有效控制生產成本，及穩健的營銷策略對產品銷售組合的優化，令整體毛利率較二零零五年上升0.9個百分點至32.3%；分銷成本則為鞏固本集團在中國市場的強勢品牌領導地位，而策

During the year, in spite of the fact that the prices for the Group's core materials continued to stand at a high level, the Group's gross margin increased 0.9ppt. to 32.3% through flexible marketing strategy, effective production management and cost control. Due to the strategic advertising and strengthening sales network, there was a slight increase of the distribution costs as percentage of total sales by 0.8ppt. to 19.1% in


中國方便麵
市場佔有率
Instant Noodle Market
Share of the PRC
Market Share (%)
25.3
18.4
12.0
32.5
17.1
12.3
36.5
17.5
12.7
43.3
14.4
12.1
2005
2006
2005
2006
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
華龍
Hualong
統一
Uni-President


中國包裝茶飲品
市場佔有率
RTD Tea Market
Share of the PRC
Market Share (%)
51.4
26.5
8.8
55.2
22.5
8.7
50.3
26.7
9.0
53.6
23
8.7
2005
2006
2005
2006
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
統一
Uni-President
娃哈哈
Wahaha


中國夾心餅乾
市場佔有率
Sandwich Cracker
Market Share of the PRC
Market Share (%)
21.2
18.4
11.2
22.6
18.8
16.0
27.7
23.3
12.3
28.6
22.2
15.9
2005
2006
2005
2006
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
卡夫
Kraft
達能
Danone

資料來源： ACNielsen零售研究報告～二零零六年十二月份
Sources: ACNielsen SCAN TRACK EXPRESS ~ December 2006

略性增加廣告的投入及強化銷售通路的精耕細作，致其佔總營業額的比例由二零零五年的18.3%微幅上升0.8個百分點至本年度的19.1%，其中廣告及宣傳費用佔總營業額的比例達10.7%，去年同期為10.2%；其他經營費用較二零零五年大幅增長19,693千美元至47,018千美元，主要是為提升生產效率，對於老舊設備進行逐步的汰換計劃，本年度因此提列減值準備合計17,188千美元所致；財務費用相較去年上升26.3%至10,856千美元，主要是由於為因應資本開支及原料採購款而適量增加銀行貸款，期內本集團財務持續穩健的操作原則，維持充裕現金流量。

2006 as compared to 18.3% in 2005, and the portion of advertising and promotional expenses to total turnover was 10.7%, last year was 10.2%. Other operating expenses were sharply increased by US$19.693 million to US$47.018 million mainly due to the impairment loss of US$17.188 million recognized on the replacement for the old equipment. Finance costs increased by 26.3% to US$10.856 million mainly because of the increase in bank borrowing for capital expenditure and purchasing raw materials. During the year, the Group maintained a stable and healthy finance structure and a strong cash position.

二零零六年扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為353,032千美元，本公司股東應佔溢利為148,925千美元；每股盈利2.66美仙。與去年同期相比，本年度EBITDA及本公司股東應佔溢利分別大幅上升21.2%及20.6%。

In 2006 earnings before interest, tax, depreciation and amortization (EBITDA) was US$353.032 million and the profit attributable to equity holders of the company was US$148.925 million which were sharply increased by 21.2% and 20.6% respectively when compared to last year. Earnings per share was US 2.66 cents.



开创中华美食新文化





方便麵業務

康師傅方便麵以主力口味紅燒牛肉麵廣受中國各地消費者歡迎，今年仍然繼續成長，從城市到鄉村滲透更為廣泛。今年也是紅燒牛肉麵上市的第十五年，繼續推出了高杯麵規格產品，也同時在乾拌麵方面繼續增加滲透，讓消費者可以在享用乾麵的同時，一樣能吃到紅燒牛肉的不變口味，更加穩固了康師傅美味的形象。在這樣的基礎上，為了更加滿足各地消費者的需要，年內推出辣旋風、海陸鮮滙、江南美食、千椒百味、酸香世家等新口味，並且廣受好評，成為康師傅的銷售主力。

Instant noodle business

The soy-braised beef flavor noodles that gained wide popularity among consumers in the previous years continued to be one of the mainstream products of the Master Kong's various flavors of instant noodles. In 2006 it covered an even broader market, spanning every piece of land in China's, from cities to villages. In this 15th anniversary of the soy-braised beef flavor noodles since it was first launched, we continued to launch its tall-cup-packed noodles in the market while the penetration rate of its Gan Ban Mian (noodles served with sauce) continued to increase. To this end, consumers can now enjoy the same soy-braised beef flavor with Gan Ban Mian, thus boosting Master Kong's image as a master of delicacies. Leveraging on this popular flavor, Master Kong had during the year made a number of debuts by launching new flavors, such as "La Xuan Feng (Spicy Whirlwind)", "Hai Lu Xian Hui (The Mix of Land and Sea Fresh Food)", "Jiangnan Mei Shi (The Jiannan Delicacy)", "Qian Jiao Bai Wei (The Thousand Chili and Hundred Tastes)", "Xiang Suan Shi Jia (The Noble Family of Aromatic Sourness)". They were well received by consumers and soon became Master Kong's mainstream products.



此外，以讓消費者享受亞洲美味為目的的「亞洲精選」，也不斷推出新口味，並透過包裝延伸，滿足了更多消費者可以吃到亞洲口味的需求。同時，對於副品牌的經營也投入較大資源，食麵八方乾拌麵進一步鞏固了康師傅在高速發展的拌炒麵市場的領先地位；麵霸拉麵則以「樹立最好的麵條標竿」為努力目標，滿足食用優質麵條消費者的訴求，建立了市場對麵條要求的新標準。

The "Asia Selections" that aimed at providing consumers with choices of Asian flavors never stopped launching new flavors to the market. Extension of the product line through different packages helped satisfy consumers' appeals to all sorts of Asian flavors. Significant resources were also invested to auxiliary brands concurrently under operation. The launch of "Shimianbafan Gan Ban Mian" further solidified the Master Kong's leading position in the rapidly growing mixed fried noodle market segment. "Mianba La Mian" aimed at making itself the icon of the best noodle sticks, satisfying consumers that appeal to good quality and establishing a new standard for the market of noodle sticks.

在中國佔方便麵市場總值65%的平價麵市場，我們以福滿多為主要品牌深度經營。福滿多銷售收入佔本集團方便麵總營業額18%，於平價麵市場之市佔率為14.6%，產品重新上市後居市場第三位，現階段著重在主要城市通路深度經營以及市佔率的提升，二零零六年成立專責部門負責優勢商品研發、低成本高效率生產體系、品牌總體規劃、積極整編銷售組織，並加速在關鍵區位對福滿多工廠的建廠速度，以期進一步擴大市場份額。同時亦對原有康師傅工廠早期投入的生產設備，展開逐步的汰換更新計劃，本年度因此提列機器設備減值7,000千美元。

We have utilised "Fumanduo" as the principal brand to further developed intensively in the low end noodle segment which shares 65% of the PRC's instant noodle market. Sales turnover of Fumanduo shared about 18% of our aggregate instant noodle sales turnover and shared about 14.6% of the low end noodles market. After they were first launched, the product gained the 3rd position in the market. Currently, we focus on its intensive operation through channels to major cities and increasing market share. A special department was set up in 2006 to take up the responsibilities of R&D for superior products, efficient low cost production systems, overall brand planning and proactive reorganization of marketing. And in order to expand market shares, constructions of plants for Fumanduo production in key locations were expedited. At the same time, the Group gradually commenced the replacement arrangement for production equipment used by the existing Master Kong's factories in their initial stage of operation. During the year, impairment loss on production equipment amounted to US$7 million.

二零零六年方便麵業務的銷售額為1,051,915千美元，較去年同期上升7.1%，佔本集團總營業額的45.1%；根據ACNielsen二零零六年十二月的報告指出，「康師傅」方便麵銷售量與銷售額的市場佔有率分別為32.5%及43.3%，其中高價容器麵的佔有率為61.5%，高價袋麵的佔有率是65.5%，達到近幾年的新高，代表康師傅品牌策略致勝，逐漸成為穩固的領導品牌。

In 2006, turnover for instant noodle business amounted to US$1,051.915 million, grew by 7.1% from previous year and representing 45.1% of the Group's total turnover. Based on ACNielsen's December 2006 report, the sales volume and sales amount of the "Master Kong" instant noodles represented 32.5% and 43.3% of the market respectively. The high-end container noodles represented an even higher share of 61.5% of the respective segment, and the high-end packet noodles shared 65.5% of its segment. These records have been the best in recent years, suggesting that the Master Kong branding strategy was successful and Master Kong is poised to become a steadfast leading brand of its kind.

方便麵業務全年的毛利率為26.6%，較去年上升3.0個百分點，銷售毛利較去年上升20.7%。毛利率的提升，主要是由於優化銷售組合，高毛利的容器麵及高價袋麵在量及額皆達到15%的成長，以及透過精進生產效率有效控制生產成本所致。由於上述銷售與生產管理的精進策略的有效發揮，雖然因生產設備更新改造計劃而提列機器設備減值7,000千美元，本公司股東應佔溢利仍較去年同期上升了12.4%至74,399千美元。

During the year, the gross margin of instant noodle increased by 3.0ppt. to 26.6% and gross profit increased by 20.7% when compared with last year. The increase were mainly because of : (1) the adjustment on products mix, thus sales volume and sales value for high-end container noodles and high-end packet noodles have reached 15% growth and (2) the effective control of operating costs by enhancing the production efficiency. The Group has recognized an impairment loss of US$7 million on instant noodle equipment due to the restructure plan for its production facilities. Through the above achievements in sales and production, profit attributable to equity holders of instant noodle business was US$74.399 million, grew by 12.4%.



飲品業務

二零零六年，本集團持續維持非碳酸飲料的市場龍頭地位，並以茶系列的推廣，建構茶專家的形象。包裝水在媒體支持與通路拓展的運作下，品牌力及市場份額得以有效提升。果汁則仍以「鮮の每日C」與「康師傅」的雙品牌策略持續爭奪市場份額。

據ACNielsen二零零六年十二月最新零研數字顯示，康師傅即飲茶的銷售額市場佔有率佔整體即飲茶市場53.6%，穩居市場領導地位。包裝水則以11.0%的市佔率，躍居全國第二品牌。稀釋果汁則以17.1%的市佔率，居市場第三位。

Beverage Business

The Group's non-carbonated beverage products maintained its leading position over the year 2006. Through the promotion of the tea series of beverage, a master of tea image was looming. With the advertising support and channels cultivation, brand image and market shares both gained their momentum. In the area of fruit juice, duo brands "Fresh Daily C" and "Master Kong" were launched to seize more market shares.

According to ACNielsen's December 2006 report, the latest retailing research figures suggested that Master Kong's RTD tea series commanded a market share of 53.6% sales value, making it the market leader. Packed water on the other hand shared only 11.0%, up to the second position. Diluted fruit juice shared 17.1% of the market, ranking it the third.


大麦香茶
冰红茶

二零零六年，在擴大茶、水領先地位的策略引導下，康師傅冰紅茶、勁涼冰紅茶藉由名人、音樂與娛樂行銷的策略，樹立冰酷時尚的絕對領導地位。隨著消費者所得水準與健康意識的提高，本集團旗下的綠茶、茉莉清茶、果汁、礦物質水以「清新、自然、健康」的產品訴求，成功的滿足消費者的需求。新上市的大麥香茶以「陽光麥香 自然灑脫」為訴求，獲得消費大眾的喜愛，帶動整體營業金額的新高成長。

In 2006, extending our leading positions on tea and water drinks, "Master Kong Ice Tea" and "Master Kong Shock Ice Tea" were promoted with a strategy that involves the mix of celebrity, music and entertainment to promote an avant-garde image in the ice-cool rage. As a result of income increase and the improvement in health awareness of the consumer mass, the Group's green tea, jasmine tea, fruit juice and mineralized water aimed to satisfy the consumers' quests for "fresh, natural and healthy" products. The newly marketed barley scented tea aimed to satisfy consumers' quests for "sunshine, fragrant of barley, nature and unconventional" and soon became a favorite choice of the consumer public and helped boost the growth of sales turnover.

二零零六年飲品事業的營業額較去年同期大幅上升55.7%至1,093,354千美元，佔本集團總營業額之比例增加至46.9%。飲品事業群

In 2006, turnover for beverage business increased by 55.7% to US$1,093.354 million as compared to last year. The proportion to the Group's total turnover increased to 46.9%. During the year, the prices of

所需的主要原材料如糖及PET膠粒，其價格在年內持續維持高點，雖然透過本集團高效能的生產設備，以及不斷強化生產管理能力，令生產成本得以控制，但因為毛利率相對較低的礦物質水於期內量與額的成長比率分別達到159%及143%，導致飲品業務毛利率較去年同期下降3.2個百分點至36.9%。期內，因應包裝水市場的消費變化及對吹瓶設備高生產效率的自我要求，對於早期購入的冷吹瓶生產設備進行淘汰準備，今年度合計提列設備減值9,576千美元。年內本公司股東應佔溢利為67,269千美元，較去年同期大幅上升43.4%。

main raw materials maintained at a high level. Owing to the high efficient production management capability, production cost was able to be under control. However, the sales volume and sales value of mineralized water, which had a comparatively low gross margin, grew by 159% and 143% respectively causing the gross margin of beverage business to drop by 3.2ppt. to 36.9%. Since the change of packaged water consumption and the Group's self request for the high efficient blowing machine, the Group has replaced the cold blowing machine invested in early stage. Thus the Group has recognized an impairment loss of US$9.576 million on those beverage equipment during the year. Profit attributable to equity holders of beverage business was US$67.269 million, a sharp increase by 43.4%.

糕餅業務

二零零六年糕餅事業群的核心產品「3+2」夾心餅乾、妙芙蛋糕及美味酥等的行銷策略強健發展，帶動二零零六年銷售額上升4.6%至97,163千美元，佔本集團總營業額的4.2%。同時，根據ACNielsen二零零六年十二月之調查結果，康師傅於中國夾心餅乾市場的銷售量、銷售額之佔有率分別為18.8%及22.2%，居市場第二位。

Bakery Business

In 2006 we saw the robust development of our core bakery products, the "3+2" Sandwich Cracker, Muffin, Tasty Crisp, etc. Annual growth increased by 4.6% to US$97.163 million, representing 4.2% of the Group's total turnover. The ACNielsen's December 2006 study showed Master Kong's shares in China's sandwich crackers market were 18.8% in terms of sales volume and 22.2% in terms of sales amount, ranking it the 2nd in the market.



由於中國餅乾市場朝品項多元化，包裝，口味多元化發展，糕餅群善用現有設備生產不同口味的產品，以滿足消費者的需求。二零零五年推出單片餅乾美味酥表現依舊良好，二零零六年推出健康取向的五穀珍寶消化餅，已初步建立市場基礎。

China's crackers market trends toward the development of product varieties as well as packaging and taste varieties. The bakery segment deployed existing production facilities to produce different flavors of products to meet consumers' different appeals. The single layer Tasty Crisp that made its debut in 2005 continued to perform well. We also began the promotion of Five Grains Jumbo Digestive Biscuits in 2006, for which we saw an initial reception by the market.



為加強生產與銷售效益而自第四季度開始進行的產銷分工及生產製程調整，效益尚未顯現，二零零六年糕餅的整體毛利率為39.3%，較二零零五年增加0.6個百分點，同期本公司股東應佔溢利為4,079千美元，維持連續二年獲利。

In order to enhance production and marketing effectiveness, divisions of production and marketing as well as the adjustment of production process were implemented in the fourth quarter of 2006. No significant benefits have been evidenced as a result of the changes. In the year of 2006, the gross margin of bakery business was 39.3%, grew by 0.6ppt. when compared to the same period last year . Bakery business has recorded two profitable years and profit attributable to equity holders of the Company in 2006 was US$4.079 million.

冷藏業務

Refrigeration Business

二零零六年冷藏事業發展持續穩定，年內冷藏業務的銷售收入較去年同期成長27.2%。

The development of refrigerated products remained steady with a growth rate of 27.2% compared with a year before.

上海地區「每日C」穩居純果汁市場領導地位，市佔率均保持46.6%以上。三月「每日C」家庭號上市，從而轉移白領家庭與常溫果汁飲用人群，擴大消費群體；地中海紅橙新口味於十二月上市，在確保優質風味標準的同時添加果肉，以滿足消費者差異化附加價值。


味全优酪乳
酸牛奶

In the Shanghai area, "Daily C" solidly maintained its leading position with more than 46.6% in market share. The family size "Daily C" was launched in March, targeting the white-collar families and those who are used to consume fruit juice of normal atmosphere temperature. This helped to expand the consumer count of the product. The Mediterranean red orange flavor began to fill the market in December of the year. The product guarantees good taste and is mixed with fruit flesh, providing added value to differentiate consumer satisfactions.



優酪乳低脂系列於年內上市，符合口感要求與健康需求。貝納頌咖啡二月在華東地區成功上市，成功建立「優質，品味，時尚」的冷藏咖啡飲品品牌形象。

The low fat yogurt series also made its introduction in the year in order to meet with the consumers' special crave for texture and to satiate the consumers' quests for health. Bernachon coffee was introduced to the eastern district of the PRC in February, which successfully created the brand image of "quality, taste and rage" for the refrigerated coffee drinks.

位於杭州的冷藏飲品生產基地，廠房以食品衛生與FGMP概念設計，生產「新鮮」、「自然」、「健康」的冷藏產品，並引進德國、意大利、日本、臺灣之具備食品衛生3A標準的生產設備，該廠已於年內取得食品安全管理體系HACCP認證。

In respect of the production base of refrigerated drinks headquartered in Hangzhou, its production plant was designed with emphasis on hygiene and in accordance with the FGMP concept. The plant produces "fresh", "natural" and "healthy" refrigerated products by the introduction of German, Italian, Japanese and Taiwanese production facilities that meet the 3A hygiene standard. The plant was also awarded with HACCP certification under the Food Safety Management System during the year.

財務分析

本集團在二零零六年繼續保持穩健的財務結構，是通過對應收、應付帳款和存貨的有效控制的成果。於二零零六年十二月三十一日，本集團的手頭現金及銀行存款為163.920百萬美元，較二零零五年同期增加7.563百萬美元。同期總負債為742百萬美元，相對於總資產18.4億美元，負債比例為40.33%，相較於二零零五年十二月三十一日的總負債539百萬美元，增加了約204百萬美元，負債比例增加了5.56個百分點。

Financing

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled trade receivables, trade payables and inventories. At the end of 2006, the Group's cash and bank deposit amounted to US$163.920 million, increased by US$7.563 million from previous year. The Group's total liabilities amounted to approximately US$742 million, representing an increase of US$204 million from US$539 million as at 31 December 2005. Total assets amounted to US$1.84 billion. The debt ratio calculated as total liabilities to total assets increased by 5.56 ppt. to 40.33% as compared to 31 December 2005.








二零零六年十二月三十一日，本集團借款總額為268百萬美元，較去年增加115百萬美元，主要用於增加飲品及方便麵生產設備的資本開支。其中長短期貸款比例為「11%：89%」，去年同期為「22%：78%」。總借貸中人民幣貸款的比例為39.6%，去年同期為19.5%。因為人民幣升值3.2%這一主要因素，令本年度本集團的滙兑收益高達26.934百萬美元，分別包括於收益表內的4.841百萬美元以及外幣換算儲備內的22.093百萬美元。預計人民幣對美元滙率波動不致對本集團造成不利的影響。

The main capital outlays were related to expenditure for acquisition of more instant noodle and bottle water production facilities. At the end of 2006, the Group's total borrowings increased by US$115 million to US$268 million. The Group adjusted the proportion between long-term loans and short-term loans from the previous year's "22%: 78%" to 2006's "11%: 89%". The Group's Renminbi borrowings represented 39.6% of total debt and at the end of 2005 was 19.5%. The Group's transactions are mainly denominated in Renminbi. Appreciation in the Renminbi in terms of US dollars 3.2% brought an exchange gain of US$26.934 million to the Group during the year. US$4.841 million and US$22.093 million of the exchange gain was included in the income statement and reserves from exchange translation respectively.

生產規模

為滿足日益增長的農村消費者之平價麵市場，方便事業在西安、高碑店、東莞、重慶、章丘等地新增建平價麵工廠，新增生產線預計二零零七年五月前可全部投產。至此，方便事業平價麵工廠將達12家，藉此加

Production scale

For satisfying the no frills market for rural consumers, we have built plants in Xian, Gaobeidian, Dongguan, Chongqing and Zhangqiu for the production of low-end noodles. New production lines are expected to begin operation in May 2007. By that time our low-end noodle production plants will be increased to 12 and our competitiveness can

大了其市場之競爭力。此外，飲品事業為高成長的包裝水市場鋪路，於天津、瀋陽、西安、長白山及南京成立新廠，新增生產線預計於二零零七年內可全部投產，同時擴大了鄭州及武漢的生產車間，進而提高本集團於飲料市場的競爭能力。


奠基仪式

then be further enhanced. In the beverage segment, we have paved our way for the high growth packed water market by building new plants in Tianjin, Shenyang, Xian, Changbaishan and Nanjin, increasing new production lines which can begin operation in 2007. We also expanded our production workshops in Zhengzhou and Wuhan. Those increases in our production scale will position the Group with a sustainable competitive advantage over our contenders.

人力資源

於二零零六年十二月三十一日，本集團員工人數為32,631名(二零零五年：25,273名)。

本集團本著創造公司價值，累積長期競爭力的人力資源方針，設立發展基金，以促進中長期效益專案的推動。同時本集團推動與實施教練主管培訓計畫，使主管的知識與經驗得以傳承。我們亦選派具備潛力人員赴海外培訓，學習國外的先進管理經驗與管理技能，使員工與企業共同成長，提升員工滿意度、忠誠度、貢獻度。同時組織制定關鍵崗位的接班人計畫，預防人才斷層，為本集團的持續發展提供充足的人力儲備。

Human resources

As at 31 December 2006 the Group was staffed with 32,631 employees (2005: 25,273 employees).

The Group strived to create corporate value by accumulating long-term competitiveness in human resources and establishing a development foundation to promote long-term effectiveness of various projects. The Group also promulgated the train-up of staff by trainers and supervisors in order that the knowledge base and the experience of the seniors can be passed on to the staff. We also sent our staff with good potential for career development to be trained abroad with the objectives of gaining advanced management experience and management techniques. It is our belief that our efforts can help staff grow with our enterprise, increase their job satisfaction, loyalty, contribution, etc. Succession plans for key positions have also been arranged to avoid vacuum in key positions and to keep abundant human reserves for the continuing development of the Group.

本集團在為員工提供具競爭力的薪酬福利制度的同時，充分重視人力資源的開發、管理與發展規劃，使企業在具備銷售優勢的同時具備戰略性的人才優勢。



Competitive remuneration packages and welfare benefits are necessary to retain staff. What equally important are the continuing development, management and planning of human resources. Only through building strategic advantages in our human resources can an enterprise like us continue to thrive together with its market advantages.

中國經濟的高速成長，以及即將到來的奧運會與世博會，使國際間的交流更加密切，我們將面臨更強烈的同業競爭。面對消費者對產品品質提升越來越高的要求，以及原材料價格的持續上漲，使經營管理面臨更為嚴峻的壓力。為維持本集團在中國市場的強勢品牌領先地位，在追求美味、健康、安全的產品理念下，持續新產品的開發，可延續本集團長遠的增長。

China's rapid economic growth, the upcoming Olympic Games and World Expo soon to be held in China will make the nation even more exposed to international attention and that means fiercer competition will come from our contenders. Consumers are more and more insatiable in their requirements for quality products. This together with increasing raw material prices will put stringent pressure on our operational management. Nevertheless, we are prepared. To maintain the Group's leading branding positions in China, we will continue to develop more new products that meet our product visions: appetizing, healthy and safe. And this will sustain the Group's long-term growth.

二零零六年本集團整體發展均優於預期，於二零零七年我們充滿信心，更要把握機遇，我們投入3.43億美元的資金，積極擴大飲品及方便麵的產能，並將生產基地更綿密的建立至中國各地，透過新廠於二零零七年內續步投產，本集團的新增長亦隨即啟動。

The Group's overall development in 2006 performed well and beat expectations. Going forward to 2007, we will even be more confident in ourselves. Capitalizing on this epoch of high growth, we will spend US$343 million to actively expand the production of drinks and instant noodles. Production plants will densely span over every piece of land in China. Through these new production facilities the Group is poised to boost another growth in 2007.

於方便麵事業，將繼續發展有地方特色的市場品牌領先地位，創造兼具時尚感的方便食品專家形象。對於平價麵市場的積極佈建，使之成為未來銷售與利潤成長的動力。於飲品事業，將持續擴大銷售與市場佔有率，並將產品延伸至天然優質礦泉水市場，預計二零零七年將是飲品事業創造的另一個顛峰。於糕餅與冷藏事業，將鞏固並繼續擴充差異化的產品開發，加大研發力度，為消費者創造出更多美味、營養、健康的產品。對方便消費品來說，通路的經營最為重要，本集團精準式的行銷策略，令我們可持續積極應對通路結構的變化。

On the front of instant noodles, we will continue to develop brands of local flavors and lead, creating an image of convenient food master that is trendy. On instant noodles that cater for the no frills market, we will continue to actively enhance its distribution, making it a driver for our future sales and profits growth. Concerning beverages, we will grow our sales and expand our market shares incessantly and will extend into the quality mineralized water market. It is expected that 2007 will be the year that our beverage products will achieve another culmination. On bakery and refrigerated products, we will consolidate and continue to extend ourselves towards the development of product differentiation and strengthen R&D in order to supply appetizing, nourishing and healthy products for consumers. Distribution channels have always been important for convenient products. The Group adopts a sales strategy that is intensive and faultless, ensuring that we can continue to cope with the ever-changing structures of different channels.

預期二零零七年原材料價格如棕梠油將會持續走高，本集團將繼續善用先進的生產設備，透過生產速度的提升及高科技，降低單位生產成本以維持穩定的毛利率；於礦物質水廠及平價麵工廠之佈建，將保持以貼近最終消費者市場為建廠基礎，加上本集團既有的銷售網絡，將可有效地控制運輸成本。

It is anticipated that in 2007 raw materials such as palm oil will continue to inflate in prices. Hence the Group will continue to deploy advanced production equipment, thereby increasing production efficiency and lowering unit production costs. Stable gross profit margins can then be assured. The development of mineralized water and no frills noodles hinges on the distributions of our production plants. Building plants in the vicinity of the mass markets, in addition to the Group's existing distribution networks, will effectively reduce transportation costs.



為使本集團組織結構更適應集團發展及適應瞬息萬變的市場環境，在二零零七年本集團將持續採取產銷分工政策。使行銷部門更專注於品牌建立和通路精耕細作，生產部門更專注於生產管理、製造技術的精進，以建立更加穩固的銷售平台。

To cope with the ever-changing market conditions, the Group has structurally divided the marketing function and the production function. In 2007 the Group will continue with this policy so that the marketing department can focus on brand building and the intensive cultivation of channels while the production department will strive to improve and perfect production management and manufacture technologies. With this policy in place, we believe our sales and distribution platform will become more secured.

二零零七年對我們來說是大挑戰，有風險、有機會，因此我們要建立風險管理機制，抓住機會，降低風險，平衡發展。

To us, the year 2007 is a great challenge that manifests both risks and opportunities. As a result we must establish our risk management system, grasp good opportunities, alleviate risks and maintain a balanced development.

品牌是企業的無形資產，是企業未來賴以生存和發展的基礎，通過產品提升、銷量提升，最終達到品牌提升。有了品牌，企業才有未來，讓品牌經營創造更大的效益。

Branding is an enterprise's intangible asset and is a foundation that an enterprise hinges on for existence and development. Through the enhancement of product image and sales increase we can ultimately achieve brand enhancement. Only by branding can an enterprise survive into the future and brands do create effectiveness.

綜觀本集團於市場佈局及成本控制作出的充分準備，管理層有信心在二零零七年度於整體營業額及EBITDA均可達雙位數字的升幅。於二零零七年首個季度本集團的總營業額錄得23.16%的升幅，更令管理團隊有信心於二零零七年超越高峰，續創佳績。憑藉我們於中國市場建立的業務基礎，優良信譽及穩固的財務結構，有助我們進一步強化各產品於中國市場的領袖地位，推動未來持續而穩固的增長。

The Group had readily planned for market distribution and cost control for 2007. Hence, the management is confident that sales turnover and EBITDA for the year will achieve double-digit growth. For the first quarter of 2007 the Group achieved a 23.16% increase in sales turnover, the management is therefore confident that 2007 will be another year of new highs. Leveraging on the business foundation we have built in China, our excellent reputation and healthy financial position, we believe our various products will continue to be steadfast in their leading positions in China, driving for future sustainable and stable growths.

有凝聚力就有戰鬥力，有執行力就有競爭力，形成合力，挑戰市場大環境，內強素質，外樹形象，攜手同心，將健康、美味和安全的產品帶給更為廣大的消費者。

Adhesive spirit brings forth fighting spirit; execution nourishes competition. To challenge the market's macro environment, we will strengthen our quality internally while building up our image externally. We can then go hand in hand with concerted hearts to deliver appetizing, healthy and safe products to the mass consumers.

遵守企業管治常規守則

於截至二零零六年十二月三十一日止年度內,本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文,除了:

1. 主席與行政總裁的角色沒有由不同人選擔任,魏應州先生現時身兼本公司主席與行政總裁的職務;
2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期;及
3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責,除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外,本集團行政總裁並不兼任其他有關附屬公司之董事長,該職務已由不同人選擔任。同時,魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此,本公司認為,魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務,但此安排在此階段可以提高本公司的企業決策及執行效率,有助於本集團更高效地進一步發展,同時,通過上述附屬公司董事長的制衡機制,以及在本公司董事會及獨立非執行董事的監管下,股東的利益能夠得以充分及公平的體現。

本公司已逐步採納適當措施,以便確保本公司之企業管治常規符合守則所訂立之規定。

Compliance with the Code on Corporate Governance Practices

Throughout the year ended 31 December 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company has taken steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply with the Code.





董事局預定每年召開季度會議，並在有需要時召開更多會議。截至二零零六年十二月三十一日止財政年度，共舉行十一次董事局會議。二零零六年個別董事出席董事局會議之出席率概述如下：

The Board has scheduled quarterly meetings per year and meets more frequently as and when required. During the financial year ended 31 December 2006, eleven Board meetings were held. The attendance of individual directors to the Board meeting in year 2006 is summarised below:

董事	Directors	出席／舉行之董事局會議 **Board Meetings Attended/Held**
執行董事	*Executive Directors*	
魏應州先生	Mr. Wei Ing-Chou	11/11
井田毅先生	Mr. Takeshi Ida	11/11
吉澤亮先生	Mr. Ryo Yoshizawa	11/11
吳崇儀先生	Mr. Wu Chung-Yi	11/11
魏應交先生	Mr. Wei Ying-Chiao	11/11
井田純一郎先生	Mr. Junichiro Ida	11/11
獨立非執行董事	*Independent Non-executive Directors*	
徐信群先生	Mr. Hsu Shin-Chun	11/11
李長福先生	Mr. Lee Tiong-Hock	11/11
小川和夫先生（於二零零六年四月一日獲委任）	Mr. Kazuo Ogawa (appointed on 1 April 2006)	8/8
中山知行先生（於二零零五年六月二十四日獲委任並於二零零六年四月一日辭任）	Mr. Tomoyuki Nakayama (appointed on 24 June 2005 and resigned on 1 April 2006)	3/3

公司秘書保存本公司之董事局會議記錄，以供董事查閱。

The Company Secretary keeps the Board Minutes of the Company for inspection by the Directors.

除了其法定責任外，董事會會核准本集團的策略計劃、年度預算、重要經營計劃、主要投資和資金決定。董事會亦會檢討本集團的財務表現，確定本集團的主要風險，以及確保設立適當系統管理該等風險。

Apart from its statutory responsibilities, the Board of Directors approves the Group's strategic plan, annual budget, key operational initiatives, major investments and funding decisions. It also reviews the Group's financial performance, identifies principal risks of the Group's business and ensures implementation of appropriate systems to manage these risks.

董事會將關於本集團日常業務和行政工作交託管理人員處理，而行政總裁則負責監督管理人員。

The Board of Directors has delegated decisions regarding the daily operation and administration of the Group to the management, under the supervision of the Chief Executive Officer.

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

本公司核數師就財務報表作出申報之責任聲明載於第47頁至第48頁之核數師報告書內。

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

The Statement of the Auditors of the Company regarding their reporting responsibilities on the financial statements is set out in the Auditors' Report on pages 47 to 48.

審核委員會

根據於二零零五年一月一日前生效之上市規則附錄14所載最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包括徐信群先生、李長福先生及小川和夫先生三位獨立非執行董事。李長福先生為審核委員會之主席。

審核委員會之主要責任包括審閱及監察本集團之財務申報制度、財務報表及內部監控程序。委員會亦擔任董事局與本公司核數師在集團審核範圍事宜內之重要橋樑。截至二零零六年十二月三十一日止財政年度，委員會共舉行四次會議。審核委員會各成員出席會議的情況詳見下表：

成員	出席情況
徐信群先生	4/4
李長福先生	4/4
小川和夫先生	4/4

該委員會最近召開之會議乃審議本集團本年之業績。

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. Mr. Lee Tiong-Hock acts as Chairman of the Audit Committee.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system, financial statements and internal control procedures. It also acts as an important link between the Board and the Company's auditors in matters within the scope of the group audit. Four meetings were held during the financial year ended 31 December 2006. Details of the attendance of the audit committee meetings are as follows:

Members	Attendance
Mr. Hsu Shin-Chun	4/4
Mr. Lee Tiong-Hock	4/4
Mr. Kazuo Ogawa	4/4

All of the Independent Non-executive Directors the meeting. The latest meeting of the Committee was held to review the results of the Group for the year.

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群先生、李長福先生及小川和夫先生三位獨立非執行董事，徐信群先生為該委員會之主席。截至二零零六年十二月三十一日止財政年度，委員會舉行過一次會議。所有獨立非執行董事參予了該次會議。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金及花紅計劃及其他長期獎勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. Mr. Hsu Shin-Chun acts as the Chairman of the Committee. One meeting was held during the financial year ended 31 December 2006. All of the Independent Non-executive Directors attended the meeting.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

外聘核數師

摩斯倫•馬賽會計師事務所已於每年股東週年大會上獲委聘為本公司外聘核數師。本公司及其附屬公司已就摩斯倫•馬賽會計師事務所提供之審計服務自二零零六年財務報表中扣除753千美元（二零零五年：681千美元）。

External Auditors

Moores Rowland Mazars has been appointed as the External Auditors of the Company by shareholders at the Annual General Meeting annually. An amount of US$753,000 (2005: US$681,000) was charged to the 2006 financial statements of the Company and its subsidiaries for provision of audit services.

投資者關係

本集團相信問責制及透明度乃良好公司管治不可或缺之部分，故就此與股東(包括機構投資者)作適時溝通實為重要。本集團有系統地處理投資者關係並視為本集團之主要工作。

本集團設有網站(www.masterkong.com.cn)，以便向股東及公眾投資者匯報本集團最新業務發展及發放股東資訊。

年內，本集團貫徹通過不同方式與機構及少數股東、基金經理、分析員及媒體公開定期對話之政策。形式包括會面、演介會、電話會議、函件、媒體簡報會及新聞稿等，藉以發佈有關本集團最新發展及策略之資料。二零零六年內，高級管理層曾訪問倫敦、紐約、波士頓、東京及星加坡等主要國際投資中心，會見機構投資者。年內，高級管理層與機構投資者及研究分析員進行逾二百六十次會面。本集團將繼續積極回應公眾投資者、個人及機構投資者及投資分析員所提出之一般查詢。

Investor Relations

We believe accountability and transparency are indispensable for ensuring good corporate governance and, in this regard, timely communication with our shareholders, including institutional investors, is crucial. We manage investor relations systematically as a key part of our operations.

We maintain a website (www.masterkong.com.cn) to keep our shareholders and the investing public informed of our latest business developments and to disseminate shareholder information.

During the year, we continued to follow a policy of maintaining an open and regular dialogue with institutional and minority shareholders, fund managers, analysts and the media through different means, including meetings, presentations, telephone conferences, correspondence, media briefings and press releases to distribute information on the Group's latest developments and strategies. During 2006 senior management visited several major international investment centres, including London, New York, Boston, Tokyo and Singapore to meet with institutional investors. In all, over 260 meetings with institutional investors and research analysts were held in 2006. We also continued to be proactive in responding to general enquires raised by the investing public, individual and institutional investors and investment analysts.

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standards as set out in the Model Code throughout the review period.

董事會現向各位股東提呈其報告及本集團截至二零零六年十二月三十一日止年度之經審核賬目。

The directors submit their report together with the audited financial statements of the Group for the year ended 31 December 2006.

主要業務

Principal Activities

本公司之主要業務為投資控股。其主要附屬公司經營之主要業務載於賬目附註35。

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 35 to the financial statements.

本集團之主要業務為在中國製造及銷售方便麵、糕餅及飲品。

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC.

按主要產品劃分之本集團營業額及股東應佔溢利之分析列載如下：

An analysis of the Group's turnover and profits attributable to equity holders of the Company by major products is set out below:

		營業額 Turnover		股東應佔溢利 Profits attributable to equity holders	
		2006	2005	**2006**	2005
		千美元 US$'000	千美元 US$'000	**千美元 US$'000**	千美元 US$'000
方便麵	Instant noodles	**1,051,915**	981,796	**74,399**	66,194
飲品	Beverages	**1,093,354**	702,348	**67,269**	46,909
糕餅	Bakery	**97,163**	92,912	**4,079**	1,184
其他	Others	**89,301**	68,553	**3,178**	9,242
合計	Total	**2,331,733**	1,845,609	**148,925**	123,529

業績及股息分派

Results and Appropriations

本集團截至二零零六年十二月三十一日止年度之業績詳情載於本年報第49頁的綜合收益表。

The results of the Group for the year are set out in the consolidated income statement on page 49.

董事會建議分別派發特別及末期股息，每股1.07美仙及1.38美仙，合共派發59,799千美元及77,124千美元，特別股息已於二零零七年二月十四日派發。

The directors recommend the payment of a special dividend and a final dividend of US 1.07 cents and US 1.38 cents per ordinary share, totalling US$59.799 million and US$77.124 million respectively. Special dividend was paid on 14 February 2007.

儲備

本年度內本集團之儲備變動詳情載於賬目附註30。

Reserves

Movements in the reserves of the Group during the year are set out in note 30 to the financial statements.

固定資產

有關固定資產之變動，詳情載於賬目附註15。

Fixed Assets

Details of the movements in fixed assets are set out in note 15 to the financial statements.

五年財政摘要

本集團過去五年之業績及資產與負債摘要載於本年報第4及第5頁。

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 4 and 5.

購入、出售或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

Purchase, Sale or Redemption of Shares

There were no other purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the year.

銀行借款

本集團之銀行借款之詳情載於賬目附註26。

Bank Loans

Details of bank loans of the Group are set out in note 26 to the financial statements.

董事

本年度內及截至本報告發表日期止之本公司董事為：

執行董事

魏應州先生
井田毅先生
吉澤亮先生
吳崇儀先生
魏應交先生
井田純一郎先生

獨立非執行董事

徐信群先生
李長福先生
中山知行先生（於二零零五年六月二十四日獲委任並於二零零六年四月一日辭任）
小川和夫先生（於二零零六年四月一日獲委任）

於二零零七年六月十一日舉行之週年股東大會，根據本公司之公司組織章程細則第九十九條，吳崇儀先生、井田純一郎先生及徐信群先生須輪席退位，惟願膺選連任。

各董事概無與本公司訂立任何本公司須作補償方可於一年內終止之服務合約。

本公司已接獲獨立非執行董事就根據上市規則第3.13條有關獨立性的規定的確認書。本公司認為所有獨立非執行董事均為獨立。

Directors

The directors of the Company during the year and up to the date of this report are as follows:

Executive Directors

Mr. Wei Ing-Chou
Mr. Takeshi Ida
Mr. Ryo Yoshizawa
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Tomoyuki Nakayama (appointed on 24 June 2005 and resigned on 1 April 2006)
Mr. Kazuo Ogawa (appointed on 1 April 2006)

At the annual general meeting to be held on 11 June 2007, in accordance with Article 99 of the Company's Articles of Association, Mr. Wu Chung-Yi, Mr. Junichiro Ida and Mr. Hsu Shin-Chun retire by rotation and, being eligible, offer themselves for re-election.

None of the directors have a service contract with the Company which is not determinable by the Company within one year without the payment of compensation.

The Company received the Independent Non-executive Directors' confirmations of their independence pursuant to Rule 3.13 of the Listing Rules. The Company considered all the Independent Non-executive Directors are independent.

董事及高階管理人員簡介

Biographical Details of Directors and Senior Management

董事及高階管理人員之個人資料載於本年報第15至19頁。

Brief biographical details of directors and senior management are set out on pages 15 to 19.

董事及行政總裁之股份權益

Interests of Directors and Chief Executive in Shares

於二零零六年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

As at 31 December 2006, the interests and short positions of the Directors and Chief Executive in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

股份之長倉

Long position in shares

		普通股數目 Number of ordinary shares	
董事姓名	Name of directors	個人權益 Personal interests	法團權益 Corporate interests (附註) (Note)
魏應州	Wei Ing-Chou	13,242,000	1,854,827,866
魏應交	Wei Ying-Chiao	—	1,854,827,866
吳崇儀	Wu Chung-Yi	—	1,854,827,866

附註： 該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記：頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

截至二零零六年十二月三十一日止年度內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

At no time during the year ended 31 December 2006 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

除本段所披露者外，於二零零六年十二月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

Save as disclosed in this paragraph, as at 31 December 2006, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

主要股東

就本公司董事或行政總裁所知，於二零零六年十二月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

Substantial Shareholders

So far as was known to any Director or Chief Executive of the Company, as at 31 December 2006, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the share or the underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

股份之長倉

Long positions in shares

股東名稱	Name of shareholder	股份數目 Number of shares	股東權益 Shareholder's interests
頂新(開曼島)控股有限公司	Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
三洋食品株式會社	Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
世訊投資股份有限公司	Shyh Shiunn Investment Corporation	465,107,784	8.3200%

除上述者外，於二零零六年十二月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

Save as disclosed above, as at 31 December 2006, the Directors were not aware of any other person who had an interest or short position in the shares or underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

足夠公眾持股量

根據本公司所得的公開資料及據董事所知，於刊印本報告前之最後可行日期，本公司已符合上市規則之規定，維持不少於本公司已發行股份25%的公眾持股量。

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of its Directors, as at the latest practicable date prior to the printing of this report, the Company has maintained sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

於合約之權益

除賬目所披露之有關連人士交易外，本公司或其附屬公司概無訂立本公司董事在其中直接或間接擁有重大權益且於年終或年內任何時間仍然有效之重要合約。

Interests in Contracts

Except for the related party transactions as disclosed in the financial statements, no other contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

於年內並無訂立或存在任何有關管理本公司全部或任何重要部份業務之合約。

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

主要客戶及供應商

本年度分別來自本集團五大客戶及五大供應商之銷售及採購總額均少於百分之三十。

Major Customers and Suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods to its 5 largest customers.

持續關連交易

本集團根據本公司與其關連人士所簽訂之多項持續關連交易協議，進行了若干交易。有關該等交易之詳情包括下列情況：

本公司於二零零五年十月十八日簽訂樂購合約及全家便利合約，根據合約本集團將供應本集團的方便食品及飲品予樂購量販連鎖店及全家便利連鎖店。全家便利為本公司主要股東頂新的聯繫人，樂購則於二零零六年十二月二十一日前才是頂新的聯繫人。以上合約期為三年，自二零零五年一月一日起至二零零七年十二月三十一日實行。本公司於二零零五年十月十九日於報章刊發以上交易詳情。

董事(包括獨立非執行董事)已審閱及確認，上述持續關連交易為：

(a) 該等交易為集團的日常業務；

(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關協議的規定而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

Continuing Connected Transactions

The Group carried on certain continuing connected transactions under various agreements between the Group and connected persons of the Company. Details of certain transactions are set out below:

On 18 October 2005, the Company entered into the Hymall Agreement and the Family Mart Agreement. Pursuant to the Hymall Agreement and the Family Mart Agreement, the Group will supply the Group's instant food and beverage products to Hymall hypermarket chain stores and Family Mart convenience chain stores, respectively. Family Mart is an associate of Ting Hsin, which is a substantial shareholder of the Company. Hymall was an associate of Ting Hsin only prior to 21 December 2006. The agreements have commenced from 1 January 2005 for three years ending 31 December 2007. Newspaper announcement setting out the details of these agreements were made on 19 October 2005.

The Directors (including the Independent Non-Executive Directors), have reviewed and confirmed that the above continuing connected transactions have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

本公司之核數師亦已審核該等交易，並向董事局確認：

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) 該等交易已獲得公司董事局批准；

(b) 該等交易乃按照集團的定價政策而進行（如交易涉及由集團提供貨品或服務）；

(c) 該等交易乃根據規限有關交易的協議而進行；及

(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限。

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

優先購買權

本公司之公司組織章程細則並無有關優先購買權之規定，雖然開曼群島法例並無有關該等權利之限制。

Pre-Emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

核數師

本公司股東週年大會上將提呈續聘摩斯倫•馬賽會計師事務所為本公司核數師之決議案。

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

承董事會命
魏應州
董事長

中國天津，二零零七年四月二十三日

By order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 23 April 2007

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致康師傅控股有限公司
(在開曼群島註冊成立之有限公司)
全體股東

本核數師已審核列載於第49頁至114頁之康師傅控股有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之賬目，此賬目包括於二零零六年十二月三十一日之綜合資產負債表，截至該日止年度之綜合收益表，綜合股東權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註說明。

董事編製賬目報表之責任

貴公司董事須遵照香港會計師公會頒佈之香港財務報告準則及按照香港公司條例之披露規定，負責編製及真實而公平地呈列此等賬目。此責任包括設計、實施及維護與編製及真實而公平地呈列賬目相關之內部監控，以使賬目不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇和應用適當之會計政策；及因應情況作出合理之會計估計。

核數師之責任

本核數師之責任是根據我們之審核對此賬目作出意見，並將此意見僅向閣下匯報而不作其他用途。我們不就此報告之內容，對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定，並策劃及進行審核工作，就該等賬目是否存有重大錯誤陳述，作出合理之確定。

To the members of
Tingyi (Cayman Islands) Holding Corp.
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements of Tingyi (Cayman Islands) Holding Corp. (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 49 to 114, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

核數師之責任（續）

審核包括進行程序以獲取有關該賬目所載金額及披露資料之憑證。所選定之程序取決於我們之判斷，包括評估由於欺詐或錯誤而導致賬目存有重大錯誤陳述之風險。在作出該等風險評估時，我們考慮與貴集團編製及真實而公平地呈列賬目相關之內部監控，以設計適當之審核程序，但並非旨在就貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就賬目之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分恰當。

意見

本核數師認為，本賬目已根據香港財務報告準則真實兼公平地反映貴集團於二零零六年十二月三十一日之財務狀況及截至該日止年度其溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

摩斯倫 • 馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零七年四月二十三日

Auditors' responsibility *(Continued)*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong
23 April 2007

綜合收益表 Consolidated Income Statement

		附註 Note	2006 千美元 US$'000	2005 千美元 US$'000
收益	**Revenue**	7	**2,331,733**	1,845,609
銷售成本	Cost of sales		**(1,579,302)**	(1,267,453)
毛利	Gross profit		**752,431**	578,156
其他淨收入	Other net income		**37,360**	25,706
分銷成本	Distribution costs		**(445,810)**	(337,583)
行政費用	Administrative expenses		**(56,236)**	(49,938)
其他經營費用	Other operating expenses		**(47,018)**	(27,325)
財務費用	Finance costs	9	**(10,856)**	(8,597)
應佔聯營公司業績	Share of results of associates		**6,860**	7,508
除税前溢利	**Profit before taxation**	9	**236,731**	187,927
税項	Taxation	11	**(23,897)**	(17,419)
本年度溢利	**Profit for the year**		**212,834**	170,508
年內應佔溢利	**Attributable to:**			
本公司股東	Equity holders of the Company	12	**148,925**	123,529
少數權益股東	Minority interest	30	**63,909**	46,979
本年度溢利	**Profit for the year**		**212,834**	170,508
股息	**Dividends**	13	**136,923**	129,658
每股溢利	**Earnings per share**	14		
基本	Basic		**US2.66 cents**	US2.21 cents
攤薄	Diluted		**N/A**	N/A

綜合資產負債表 Consolidated Balance Sheet

於二零零六年十二月三十一日
At 31 December 2006

		附註 Note	**2006** **千美元** **US$'000**	2005 千美元 US$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	15	**1,230,375**	991,279
無形資產	Intangible assets	16	**13,371**	15,303
聯營公司權益	Interests in associates	17	**42,704**	54,863
土地租約溢價	Premium for land lease	18	**60,047**	54,446
可供出售金融資產	Available-for-sale financial assets	19	**10,303**	10,047
遞延稅項資產	Deferred tax assets	28	**5,379**	5,379
			1,362,179	1,131,317
流動資產	**Current assets**			
按公允價值列賬及在損益賬處理的金融資產	Financial assets at fair value through profit or loss	20	**32,605**	2,633
存貨	Inventories	21	**111,955**	101,566
應收賬款	Trade receivables	22	**94,239**	84,573
預付款項及其他應收款項	Prepayments and other receivables		**75,249**	72,484
抵押銀行存款	Pledged bank deposits	23	**2,244**	4,041
銀行結餘及現金	Bank balances and cash	24	**161,676**	152,316
			477,968	417,613
流動負債	**Current liabilities**			
應付賬款	Trade payables	25	**256,797**	206,007
其他應付款項	Other payables		**174,135**	139,130
有息借貸之即期部份	Current portion of interest-bearing borrowings	26	**239,761**	119,648
客戶預付款項	Advance payments from customers		**18,372**	16,612
稅項	Taxation		**6,455**	3,503
			695,520	484,900
淨流動負債	**Net current liabilities**		**(217,552)**	(67,287)
總資產減流動負債	**Total assets less current liabilities**		**1,144,627**	1,064,030

綜合資產負債表 Consolidated Balance Sheet

於二零零六年十二月三十一日

		附註 Note	2006 千美元 US$'000	2005 千美元 US$'000
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	26	**28,320**	32,880
其他非流動應付款項	Other non-current payables		**3,344**	8,168
員工福利責任	Employee benefit obligations	27	**6,885**	5,793
遞延税項負債	Deferred tax liabilities	28	**8,089**	6,816
			46,638	53,657
淨資產	**NET ASSETS**		**1,097,989**	1,010,373
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	29	**27,943**	27,943
儲備	Reserves	30	**748,476**	714,381
擬派特別股息	Proposed special dividend	30	**59,799**	59,799
擬派末期股息	Proposed final dividend	30	**77,124**	69,859
本公司股東應佔股本及儲備	**Total capital and reserves attributable to equity holders of the Company**		**913,342**	871,982
少數股東權益	**Minority interest**	30	**184,647**	138,391
股東權益總額	**TOTAL EQUITY**		**1,097,989**	1,010,373

於二零零七年四月二十三日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 23 April 2007

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

綜合股東權益變動表 Consolidated Statement of Changes in Equity



二零零六年十二月三十一日止年度
Year ended 31 December 2006

		附註 Note	**2006** **千美元** **US$'000**	2005 千美元 US$'000
於一月一日之股東權益總額	**Total equity at 1 January**		**1,010,373**	885,406
直接在股東權益內認列之淨收益	**Net gains recognised directly in equity**			
滙兌差額	Exchange translation difference	30	**28,108**	17,117
本年度淨溢利	**Net profit for the year**	30	**212,834**	170,508
已認列之總收入	**Total recognised income**		**240,942**	187,625
少數股東出資額	Contributions from minority shareholders	30	**—**	5,750
股息	Dividends	30	**(153,326)**	(68,408)
於十二月三十一日之股東權益總額	**Total equity at 31 December**		**1,097,989**	1,010,373
本年度已認列之總收入	**Total recognised income for the year**			
年內應佔已認列之總收入	Attributable to			
本公司股東	Equity holders of the Company		**171,018**	137,251
少數權益股東	Minority interest		**69,924**	50,374
			240,942	187,625

綜合現金流量表 Consolidated Cash Flow Statement

截至二零零六年十二月三十一日止年度
For the year ended 31 December 2006

		附註 Note	2006 千美元 US$'000	2005 千美元 US$'000
經營活動	**OPERATING ACTIVITIES**			
經營業務所得現金	Cash generated from operations	31	**431,159**	332,901
已繳中國稅項	PRC income tax paid		**(19,672)**	(15,033)
已繳利息	Interest paid		**(10,856)**	(7,485)
經營活動所得現金淨額	**Net cash from operating activities**		**400,631**	310,383
投資活動	**INVESTING ACTIVITIES**			
已收利息	Interest received		**5,015**	3,274
購入聯營公司權益	Acquisition of interests in an associate		**(532)**	(1,820)
出售聯營公司部份權益之所得	Proceeds on disposal of partial interest in an associate		**2,196**	952
可供出售金融資產之投資所得	Investment return from available-for-sales financial assets		**—**	775
贖回中國國債	Redemption of PRC government bonds		**—**	10,869
聯營公司股息收入	Dividends received from associates		**2,496**	2,473
購入按公允價值列賬及在損益賬處理的金融資產	Purchase of financial assets at fair value through profit or loss		**(26,333)**	—
購入可供出售金融資產	Purchase of available-for-sale financial assets		**(7)**	—
購入物業、機器及設備	Purchase of property, plant and equipment		**(340,363)**	(189,443)
已付土地租約溢價	Premium paid for land lease		**(5,763)**	(3,816)
出售物業、機器及設備	Sale of property, plant and equipment		**7,041**	7,620
已收土地租約溢價	Premium received for land lease		**—**	551
投資活動動用現金淨額	**Net cash used in investing activities**		**(356,250)**	(168,565)
融資活動	**FINANCING ACTIVITIES**			
已付股利	Dividends paid		**(129,658)**	(63,712)
已付少數股東之股息	Dividends paid to minority shareholders		**(23,668)**	(4,696)
少數股東出資額	Contributions from minority shareholders		**—**	5,750
新增貸款	New borrowings		**542,558**	198,300
償還貸款	Repayment of borrowings		**(427,005)**	(247,650)
融資活動動用現金淨額	**Net cash used in financing activities**		**(37,773)**	(112,008)

綜合現金流量表 Consolidated Cash Flow Statement

截至二零零六年十二月三十一日止年度
For the year ended 31 December 2006

		附註 Note	**2006** **千美元** **US$'000**	2005 千美元 US$'000
現金及現金等值物的淨增加	**Net increase in cash and cash equivalents**		**6,608**	29,810
年初之現金及現金等值物	**Cash and cash equivalents at beginning of year**		**156,357**	127,546
滙率變動之影響	Effect on exchange rate changes		**955**	(999)
年終之現金及現金等值物	**Cash and cash equivalents at end of year**	24	**163,920**	156,357

1. 一般資料

康師傅控股有限公司(「本公司」)及其附屬公司(統稱為「本集團」)主要從事生產及銷售方便麵、飲品及糕餅產品。本公司為開曼群島註冊成立有限責任公司及於香港聯合交易所有限公司之主板上市。其註冊地址為開曼群島大開曼喬治亞鎮,創世紀大廈5樓。

1. General Information

Tingyi (Cayman Islands) Holding Corp. (the "Company") and its subsidiaries (collectively, the "Group") are principally engaged in the manufacture and sale of instant noodles, beverages and bakery products. The Company is a limited liability company incorporated in the Cayman Islands and listed on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office is Genesis Building, Fifth floor, George Town, Grand Cayman, Cayman Islands.

2. 賬目編製

在編製賬目時,基於本集團於二零零六年十二月三十一日流動負債較流動資產超出217,552,000美元(二零零五年:淨流動負債67,287,000美元),因此董事已審慎評估本集團在可見未來之營運資金及融資需求。

董事基於本集團現有之現金結餘及可動用之銀行信貸與業務持續錄得溢利的情況下,認為本集團在可見將來有充份資源完全兑現其財務承擔。故此,賬目以持續經營之準則編製。

2. Preparation of Financial Statements

In preparing the financial statements, the directors have carefully assessed the working capital and financing requirements of the Group in the foreseeable future, as the current liabilities of the Group exceeded its current assets by US$217,552,000 (2005: net current liabilities of US$67,287,000) at the balance sheet date.

Taking into account the existing banking facilities, cash and bank balances of the Group and continuing profitable operations, the directors are satisfied that the Group has sufficient resources to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

3. 遵例申明

本賬目乃按照香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」),此統稱已包括所有適用個別的香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋、香港普遍接納之會計原則及公司條例而編製。本賬目同時亦符合香港聯合交易所有限公司證券上市規則之適用披露規定。

3. Statement of Compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3. 遵例申明 (續)

除詳載於附註5，於年內生效的新訂或經修訂之香港財務報告準則外，本賬目採用之會計政策與二零零五年度的賬目是一致的。本集團所採用之主要會計政策概要載於附註4。

3. Statement of Compliance *(Continued)*

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2005 financial statements except for the adoption of the new / revised HKFRS that are effective from the current year as detailed in note 5 to the financial statements. A summary of the principal accounting policies adopted by the Group is set out in note 4 to the financial statements.

4. 主要會計政策

(a) 編製基準

編製賬目時以原值作為衡量標準，除按公允價值列賬及在損益賬處理的金融資產乃以公允價值計量。詳情載於下列之會計政策。

(b) 綜合基準

綜合賬目包括本公司及各附屬公司截至每年十二月三十一日之賬目。在年度內收購或出售之附屬公司業績由實際收購日期起計或截至實際出售日期計算入綜合收益表。

本集團內各公司間之交易及結餘均在綜合賬目時予以抵銷。在沒有減值的證據下，抵銷從集團內部交易所產生的未實現虧損與未實現利潤的方法一致。

少數股東權益即非由本公司直接或透過附屬公司間接擁有之股權應佔附屬公司之經營業績及資產淨值。

4. Principal Accounting Policies

(a) Basis of preparation

The measurement basis used in the preparation of these financial statements is historical cost, except for financial assets at fair value through profit or loss, which have been measured at fair value as explained in the accounting policies set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group are eliminated on consolidation. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interest is that portion of profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Company.

4. 主要會計政策 *(續)*

(c) 物業、機器及設備

除在建工程以外之物業、機器及設備以原值減累計折舊及累計減值虧損入賬。

物業、機器及設備之成本包括其購買價及任何使資產達致可使用狀態及現存地點作原定用途所產生之直接應佔成本。其後之成本包括於資產賬面值或確認作個別資產，惟前提為與項目相關之日後經濟利益有可能流入本集團，及項目成本可以可靠地計量。所有其他檢修乃於財務期間內在其產生時於收益表內支銷。

當物業、機器及設備出售或棄用時所得之盈虧，按其估計出售所得淨額與資產賬面值間之差額用以評定，並認列於收益表內。

除在建工程外，物業、機器及設備之折舊是根據全面投入運作之日期起按其可使用年限及成本扣除累計減值虧損及殘值後以直線法計提折舊。其估計可使用年限如下：

樓宇	10至30年
機器及設備：	
一供生產方便麵及飲料	12年
一其他	5至10年
電器及設備	5年
雜項設備	5年

4. Principal Accounting Policies *(Continued)*

(c) Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is taken to the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction in progress, over their estimated useful lives from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method. The estimated useful lives of the assets are as follows:

Buildings	10 to 30 years
Machinery and equipment:	
- For instant noodles and beverages	12 years
- Others	5 to 10 years
Electrical appliances and equipment	5 years
Miscellaneous equipment	5 years



4. 主要會計政策(續)

(d) 在建工程

在建工程以原值扣除累計減值虧損列賬，其中包括所有建造費用及其他直接成本，包括與該項目有關之利息成本。已完成工程之成本撥入相關之資產類別。在建工程在完成及投入運作前不作折舊。

(e) 無形資產－商標

由本集團購入使用年期有限之商標，以成本減累計攤銷及累計減值虧損列賬。商標攤銷乃以直線法按預計可使用七年半年期而計提。

(f) 土地租約溢價

土地租約溢價為購入承租人佔用之物業之權益之預付款項。溢價乃以成本列賬，並於租期內以直線法攤銷計入收益表中。

(g) 附屬公司

附屬公司為本公司直接或間接控制以從其業務經營獲利。

4. Principal Accounting Policies *(Continued)*

(d) Construction in progress

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of construction in progress until it is completed and available for use.

(e) Intangible assets - Trademarks

Trademarks that are acquired by the Group with finite useful lives are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on trademarks using the straight-line basis over their estimated useful life of seven and a half years.

(f) Premium for land lease

Premium for land lease are up-front payments to acquire interests in lessee-occupied leasehold land. The premiums are stated at cost and are amortised over the period of the lease on a straight-line basis to the income statement.

(g) Subsidiaries

A subsidiary is an entity, controlled, directly or indirectly, by the Company, so as to obtain benefits from its activities.

4. 主要會計政策(續)

(h) 聯營公司

聯營公司為本集團具有重大影響力之企業，但不屬於本集團之附屬公司或合營企業。

於聯營公司之投資乃以會計權益法列賬。綜合收益表包括本集團所佔本年度聯營公司之收購後業績。綜合資產負債表包括本集團享有聯營公司之淨資產及商譽。除非本集團已代表聯營公司達成承擔或保證承擔，否則若本集團所佔聯營公司虧損相當於或多於聯營公司賬面值，本集團終止以會計權益法列賬。

當本集團與其聯營公司進行交易時，未變現之盈利將按本集團於有關聯營公司所佔權益予以對銷。未變現虧損也予以對銷，除非交易證明已轉讓資產減值。

(i) 金融工具

金融資產及金融負債乃按交易日之基準及於本集團成為該工具合約條文之其中一方時確認。金融資產及金融負債以下列方法計量：

按公允價值列賬及在損益賬處理的金融資產或金融負債

金融工具乃分類為按公允價值列賬及在損益賬處理之金融資產或金融負債，包括持有作為交易之金融資產或金融負債，或不能作對沖會計處理之衍生工具，以及原先指定為按公允價值入收益表者。有關工具按公允價值計量，公允價值之變動乃入賬於收益表內。

4. Principal Accounting Policies *(Continued)*

(h) Associates

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

The Group's interests in associate are accounted for under the equity method of accounting. The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. The consolidated balance sheet includes the Group's share of the net assets of associates and also goodwill. Unless the Group has incurred obligations or guaranteed obligations in respect of the associates, equity accounting is discontinued when the Group's share of the losses of an associate equals or exceeds the carrying amount of its interest in the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of assets transferred.

(i) Financial instruments

Financial assets and financial liabilities are recognised when the Group become a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as follows:

Financial assets or financial liabilities at fair value through profit or loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss include financial assets or financial liabilities that are held for trading or derivatives do not qualify for hedge accounting, and those designated at fair value through profit or loss at inception. They are measured at fair value with changes in fair value recognised in the income statement.

4. 主要會計政策 *(續)*

(i) 金融工具 *(續)*

貸款及應收賬款

貸款及應收款項(包括貿易及其他應收款項)指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生金融資產,該等貸款及應收賬款以實際利率方法計算攤銷成本。若貸款及應收賬款為免息貸款及無固定還款期或其折現影響並不重大,貸款及應收款項按成本扣除減值虧損入賬。攤銷成本已計算在到期年內任何收購折讓或溢價。因取消確認、減值或攤銷所產生之盈虧計入該年度的收益表。

可供出售金融資產

可供出售金融資產乃指定為此類別或不能歸類於其他類別之非衍生工具。可供出售金融資產按公允價值計量,而公允價值變動於權益中獨立確認,直至該投資出售,收回或轉讓,或者確定投資發生減值,此時,之前權益中確認之累積損益將計入收益表。在活躍的交易市場上,若可供出售金融資產並無公開報價,公允價值不能可靠計量,則以成本減累計減值虧損列賬。

4. Principal Accounting Policies *(Continued)*

(i) Financial instruments *(Continued)*

Loans and receivables

Loans and receivables include trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where balances are interest-free and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the balances are stated at cost less impairment loss. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated at this category or not classified in any of the other categories. They are measured at fair value with change in value recognised as a separate component of equity until the investments are sold, collected or otherwise disposed of, or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less any accumulated impairment losses.

4. 主要會計政策(續)

4. Principal Accounting Policies *(Continued)*

(i) 金融工具(續)

(i) Financial instruments *(Continued)*

金融資產減值

Impairment of financial assets

於各結算日,本集團均會評估是否有客觀證據證明金融資產(按公允價值列賬及在損益賬處理的金融資產除外)出現減值現象。金融資產之減值虧損按攤銷成本列賬,並以資產之賬面值與其按金融資產之原有實際利率折算之預期未來現金流之現值間之差異計算。金融資產的減值虧損於收益表中確認。

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss, are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flow discounted at the financial asset's original effective interest rate. The impairment loss is recognised in the income statement.

當可供出售金融資產出現減值現象時,由收購成本(扣減任何本金還款及攤銷)及目前公允值相差之金額,於扣減任何過往確認之減值虧損後,由權益轉至收益表中確認。可供出售證券工具之減值虧損撥回於權益中確認。倘可供出售債務工具公允值之增加,客觀地與於收益表確認減值虧損後發生之事項相關,該工具之減值將透過收益表撥回。

When an available-for-sale financial asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal repayment and amortisation) and current fair value, less any previously recognised impairment loss, is transferred from equity to income statement. Reversal of impairment loss of available-for-sale equity instrument is recognised in equity. Reversal of impairment loss of available-for-sale debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

就按成本列賬之可供出售金融資產而言,減值虧損金額乃按金融資產之賬面值與按類似金融資產之現有市場回報率折算之預計未來現金流現值間之差異計算。其相關減值虧損不可撥回。

For an available-for-sale financial asset that is carried at cost, the amount of impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss shall not be reversed.

有息借貸及應付賬款

Interest-bearing borrowings and payables

所有貸款及借款(包括貿易及其他應付款項)最初按成本列賬,即按已收代價扣除交易成本之公允價值確認。其後以實際利率計算攤銷成本列賬,如折現影響並不重大,按成本列賬。

All loans and borrowings include trade and other payables initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. Borrowings are subsequently measured at amoritsed cost using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

4. 主要會計政策(續)

(j) 現金等值物

就綜合現金流量表而言,現金等值物是指短期和流通率極高的投資,扣除銀行透支(如有)。此等投資可隨時轉換為既定金額的現金。其價值變動風險有限。

(k) 收益之確認

收益是在本集團能獲得有關經濟效益且該收益及成本(如適用)並可靠地計算時入賬。

出售貨品所得收益於貨品之擁有權所涉及之風險及回報轉交買家,通常亦即貨物付運時入賬。

(l) 外幣換算

本集團各實體包括本公司、附屬公司、聯營公司及共同控制公司之賬目所列項目,乃按該實體經營所在之主要經濟環境貨幣(「功能貨幣」)計量。就集團報告而言,本綜合賬目按本公司之呈報貨幣美元呈列。

外幣交易均按交易當日之現行滙率換算為功能貨幣。因上述交易結算及按結算日之滙率兑換以外幣計值之貨幣資產及負債而產生之滙兑損益,均於收益表確認。

4. Principal Accounting Policies *(Continued)*

(j) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of overdraft, if any.

(k) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has been passed.

(l) Foreign currency translation

Items included in the financial statements of each of the Group's entities, including the Company, subsidiaries and associates, are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in United States Dollars (US$), which is the Company's presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

4. 主要會計政策(續)

(l) 外幣換算(續)

在綜合賬目時，所有集團實體的業績及財務狀況的功能貨幣如有別於呈報貨幣，均按以下方式換算：

(a) 於各資產負債表呈列的資產及負債乃按有關結算日的收市滙率換算；

(b) 各收益賬的收支乃按平均滙率換算；

(c) 所有因此而產生的滙兑差額個別確認為權益部份。

(m) 存貨

存貨以成本或可變現淨值兩者之較低者列賬。成本包括所有採購成本，加工成本(如適用)及其他將存貨達至現存地點及狀況之成本，並且採用加權平均成本法計算。可變現淨值指在日常業務中之估計出售價減去估計完工成本及估計達成銷售所需之成本。

4. Principal Accounting Policies *(Continued)*

(l) Foreign currency translation *(Continued)*

On consolidation, the results and financial position of all the group entities that have a functional currency different from the presentation currency are translated as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates ;

(c) all resulting exchange differences are recognised as a separate component of equity.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

4. 主要會計政策 *(續)*

(n) 非金融資產的減值

本集團於每個結算日檢討內部及外間資訊，以確認其物業、機器及設備，土地租約之溢價及無形資產是否可能已經出現減值現象，或之前所確認之減值虧損是否已不再存在或可能已經減少。若出現任何以上的現象，本集團將需評估資產的可收回價值。據此，資產之可收回價值乃其售價淨值及使用價值之較高者。如個別資產未能在大致獨立於其他資產下賺取現金流量，則就能獨立賺取現金流量之最小組別資產(即賺取現金單位)釐訂可收回價值。

倘本集團估計某項資產或即賺取現金單位之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回價值。減值虧損將即時確認為開支。

倘若某項減值虧損期後撤回，則該項資產或即賺取現金單位之賬面值須增加至重新估計之可收回價值，惟增加後之賬面值不得超過在以往年度並無減值虧損而釐定之賬面值。若減值虧損撤回時將即時確認為收益。

(o) 借貸成本資本化

收購、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產)之直接應佔借貸成本，在扣除特定借貸之暫時性投資收益後，均作資本化並作為此等資產成本之一部份。當此等資產大體上可作其擬定用途或出售時，該等借貸成本將會停止資本化。所有其他借貸成本均列為發生期間之費用。

4. Principal Accounting Policies *(Continued)*

(n) Impairment of non-financial assets

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its property, plant and equipment, premium for land lease, and intangible assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(o) Capitalisation of borrowing costs

Borrowing costs incurred, net of any investment income on the temporary investment of the specific borrowings, that are directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred.

4. 主要會計政策 *(續)*

(p) 營運租賃

資產之絕大部份回報及風險由出租公司保留之租賃，皆作為營運租賃列賬。營運租賃之租金收支在租賃期內以直線法確認為收入與開支。營運租賃協議所涉及的激勵措施均在收益表中確認為資產租賃淨付款總額的組成部份。或有租金則於發生之會計期間以費用入賬。

(q) 政府補助

政府補助乃鼓勵本集團在各有關開發區經營及發展業務而從中國有關部門收取之津貼。政府補助是在可合理地確定將取得該資助並將可符合所有附帶條件時按公允價值入賬。

當該資助與資產有關時，公允價值乃記錄於遞延收入中，並以相等金額於每年分期按有關資產的預計使用年期於收益表中確認為收入。與資產無關的資助乃確認為收益表中的其他收入，以有系統地與有關成本配合。

4. Principal Accounting Policies *(Continued)*

(p) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as an expense and revenue on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

(q) Government grants

Government grants represent incentive grants from the relevant PRC authorities in respect of the running of business by the Group in certain development zones and to encourage the furtherance of such business. Government grants are recognised at their fair value where there is reasonable assurance that the grants will be received and all attached conditions will be complied with.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments. Government grants other than those related to assets are recognised as other income in the income statement to match the related costs on a systematic basis.

4. 主要會計政策 *(續)*

(r) 員工福利

界定供款計劃

界定退休供款計劃的供款責任於產生時在收益表中確認為開支，並扣除僱員於未完成供款計劃而離職所發生的供款部份。該計劃的資產與本集團的資產分開並由獨立管理基金持有。

界定福利計劃

經考慮獨立精算師以精算方式的預計單位成本法所作出的供款建議，僱主及僱員共同作出界定福利計劃的供款。本集團之界定福利計劃的責任為就各項計劃獨立估計僱員於本年度及過往年度提供服務所賺取的未來利益金額，該利益乃折現至其現值，再減去有關計劃資產的公允價值。

於資產負債表中確認的退休福利義務，相當於界定利益責任的現有價值(經未確認精算利潤及虧損及未確認過去服務成本作調整，並減去計劃資產的公允價值)。因這項計算所產生的任何資產，其金額限於累計未確認精算虧損淨額和過去服務成本，加上可從該計劃獲得的退款並減去計劃的未來供款金額的現有價值的總額。倘若經濟利益現值沒有變更或減少，本期之淨精算盈虧及過往服務成本即時認列於收益賬。

4. Principal Accounting Policies *(Continued)*

(r) Employee benefits

Defined contribution plans

The obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Defined benefit plans

The defined benefit plans are generally funded by payments from employees and the Group, taking into account of the recommendations of the independent qualified actuaries using the projected unit credit method. The Group's obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods, which is discounted to the present value and reduced by the fair value of any plan assets.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs, plus the present value of any future refunds from the plan or reductions in future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains or losses with the past service cost of the current period is recognised immediately.

4. 主要會計政策（續）

(r) 員工福利（續）

界定福利計劃（續）

精算盈虧超出界定福利責任之現值與計劃資產之公允價值兩者中較高者之百分之十的部份，需按僱員的預計平均尚餘服務年期攤銷。倘利益即時歸屬予僱員，過往服務成本則即時確認；否則過往服務成本按平均期間以直線法攤銷，直至僱員享有該等利為止。

(s) 稅項

稅項支出乃根據本年度業績就免課稅或不可扣減項目作調整並按於結算日已制定或實際會制定之稅率作出計算。

遞延稅項乃採用負債法，就資產與負債之稅項計算準則與其於賬目之賬面值兩者不同引致之短暫時差作出全數撥備。然而，倘若遞延稅項資產和負債乃自進行交易時不影響會計或應課稅溢利的資產或負債的初始確認（如屬業務合併的一部份則除外），則不會計入遞延稅項。

當資產被變現或負債被清還時，遞延稅項負債及資產以該期間預期之適用稅率衡量，根據於結算日已制定或實際會制定之稅率及稅務法例計算。遞延稅項資產乃根據有可能獲得之未來應課稅溢利與短暫時差可互相抵銷之程度而予以確認。

4. Principal Accounting Policies *(Continued)*

(r) Employee benefits *(Continued)*

Defined benefit plans (Continued)

Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's defined obligations and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

(s) Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

4. 主要會計政策 *(續)*

(t) 有關連人士

在下列情況下，有關人士將視為本集團之關連人士：

(a) 透過一個或多個中介實體，該方直接或間接控制本集團，或由本集團控制或與本集團受到共同控制；於本集團擁有權益，並可藉著該權益對本集團行使重大影響力；或對本集團擁有共同控制；

(b) 有關人士為本集團之聯營公司；

(c) 本集團為該合營企業之合夥人；

(d) 有關人士為本集團或其母公司之主要管理人員；

(e) 有關人士為(a)或(d)項所述人士之直系親屬；

(f) 有關人士受直接或間接歸屬於(d)或(e)項所述人士之實體所控制、與他人共同控制或發揮重大影響力，或擁有重大投票權；或

(g) 有關人士為本集團或其關連人士之僱員終止受僱後福利計劃之受益人。

4. Principal Accounting Policies *(Continued)*

(t) Related parties

A party is related to the Group if

(a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(b) the party is an associate of the Group;

(c) the party is a joint venture in which the Group is a venturer;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

4. 主要會計政策(續)

(u) 分部報告

分部為按本集團所從事提供產品或服務(業務分部)或在某一特定經濟環境內提供產品或服務(地區分部)之可區別項目，而每個分類項目所承擔之風險及回報均有所不同。

根據本集團之內部賬目模式，本集團選擇以業務分部作為主要報告形式，而地域分部則以次要報告形式呈報。

各分部之收益、開支、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。舉例而言，各分部的資產可包括存貨、應收賬款以及物業、機器及設備。各分部之收益、開支、資產及負債乃於綜合賬目對銷過程中，撇除集團間之結餘及交易前釐訂。各分部之跨業務交易價格是以成本加利潤的方法計算。

各分部之資本開支為於期內購買預期可使用超過一個期間之分部資產(包括有形及無形)而產生之總成本。

未分配項目主要包括有息貸款、稅項、企業及融資開支。

4. Principal Accounting Policies *(Continued)*

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services with a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process. Inter-segment pricing are principally on a cost plus basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise interest-bearing borrowings, tax balances, corporate and financing expenses.



4. 主要會計政策 *(續)*

(v) 香港財務報告準則之未來變動

於通過本賬目日期，香港會計師公會已頒佈多項於本年度尚未生效之新訂及經修訂香港財務報告準則及詮釋。本集團並未採用該等新訂及經修訂之香港財務報告準則。董事預期此等於下一財政年度生效之新訂及經修訂香港財務報告準則將不會對本集團造成重大影響。

4. Principal Accounting Policies *(Continued)*

(v) Future changes in HKFRS

At the date of authorisation of these financial statements, the Group has not adopted the new / revised standards and interpretations issued by HKICPA that are not yet effective for the current year. The directors anticipate that the adoption of these new/revised HKFRS in the future accounting periods will have no significant impact on the result of the Group.

5. 會計政策之變動

香港會計準則第19號(修訂)「員工福利」－精算盈虧、集團計劃及披露

該修訂提出界定福利退休計劃中精算盈虧之另一確認方法，如多重僱主計劃之資料不足以應用界定福利會計方法時，該準則可能實施額外的確認規定，以及披露條件。由於本集團並沒有打算更改確認精算盈虧之會計政策，同時亦沒有參予任何多重僱主計劃，故此採納此項修訂只影響財務報表的呈報方式和於附註27所披露的程度。

5. Changes in Accounting Policies

HKAS 19(Amendment) Employee benefits – Actuarial gains and losses, group plans and disclosures

The amendment introduces the option of an alternative recognition approach for actuarial gains and losses of defined benefit plans. It imposes additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in note 27 to the financial statements.

6. 關鍵會計估計及判斷

估計及判斷仍持續進行評估，並基於過往經驗及其他因素，包括在目前情況下相信為合理之預期日後事件。除記載於賬目內的資料外，下文概括有相當風險導致下年度資產和負債賬面值須作出重大調整之估計和假設。

使用年限及物業、機器及設備之減值

董事每年透過預計用量，對資產使用之損耗及技術過時之潛在性進行謹慎研究，以評估物業、機器及設備之殘值及可用年期。

為了判斷資產是否減值及有跡象顯示減值虧損不再存在，董事須判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件或其事件影響資產價值不再存在；(2)按持續使用資產之業務而估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；以及(3)使用適當的主要假設於預計現金流量，包括是否應用適當折現率於該等現金流量預測。倘改變管理層用以確定減值程度之假設，包括現金流量預測中採用之折現率或增長率假設，足以對減值測試中使用的淨現值產生重大影響。

6. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Apart from information disclosed elsewhere in these financial statements, the following summarise estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within next financial year.

Useful lives and impairment of property, plant and equipment

The directors review the residual value, useful lives and depreciation method of property, plant and equipment on an annual basis, through careful consideration with regards to expected usage, wear-and-tear and potential technical obsolescence to usage of the assets.

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, the directors has to exercise judgement in the area of asset impairment, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

7. 收益

本集團之收益指向客戶售貨之發票值，扣除退貨、折扣及增值稅。

7. Revenue

The Group's revenue represents its revenue arising from the sale of goods at invoiced value to customers, net of returns, discounts and Value Added Tax.

8. 分部資料

本集團由四項主要業務分部組成：

方便麵
飲品
糕餅
本公司及其他業務

本集團主要在中國運作，本集團的銷售及利潤貢獻亦主要來自中國。因本集團來自中國以外市場的收益及業績均少於10%，故此沒有呈報地域性的分析。

8. Segment Information

The Group is organised along four major business segments:

Instant noodles
Beverages
Bakery
The Company and other businesses

The Group operates mainly in the PRC. Revenue and contribution to the Group's profit are mainly from the PRC. No geographical analysis is presented as less than 10% of the Group's revenue and the consolidated trading results of the Group are attributable to markets outside the PRC.

8. 分部資料 *(續)*

8. Segment Information *(Continued)*

業務分部分析

Business segment analysis

		方便麵 Instant noodles 2006 千美元 US$'000	飲品 Beverages 2006 千美元 US$'000	糕餅 Bakery 2006 千美元 US$'000	其他 Others 2006 千美元 US$'000	內部沖銷 Inter-segment elimination 2006 千美元 US$'000	綜合 Group 2006 千美元 US$'000
收益	**Revenue**						
外來客戶收益	Revenue from external customers	1,051,915	1,093,354	97,163	89,301	—	2,331,733
分部間之收益	Inter-segment revenue	102	503	372	54,890	(55,867)	—
分部收益	Segment revenue	1,052,017	1,093,857	97,535	144,191	(55,867)	2,331,733
分部業績	**Segment results**	85,291	145,855	3,779	15,276	(9,474)	240,727
財務費用	Finance costs						(10,856)
應佔聯營公司業績	Share of results of associates	—	—	—	6,860		6,860
除稅前溢利	**Profit before taxation**						236,731
稅項	Taxation						(23,897)
本年度之溢利	**Profit for the year**						212,834
資產	**Assets**						
分部資產	Segment assets	784,591	822,549	86,921	746,106	(648,103)	1,792,064
聯營公司權益	Interests in associates				42,704		42,704
未分配資產	Unallocated assets						5,379
資產總值	Total assets						1,840,147
負債	**Liabilities**						
分部負債	Segment liabilities	260,125	439,820	31,933	174,328	(195,592)	710,614
未分配負債	Unallocated liabilities						31,544
負債總額	Total liabilities						742,158
其他資料	**Other information**						
年內資本開支	Capital expenditure	63,541	269,276	3,322	9,987		346,126
年內折舊	Depreciation	47,749	46,443	6,352	6,358		106,902
年內攤銷	Amortisation						
土地租約溢價	Premium for land lease	825	203	468	130		1,626
無形資產	Intangible assets	1,932	—	—	—		1,932
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	7,000	9,576	612	—		17,188

8. 分部資料 (續) 8. Segment Information *(Continued)*

業務分部分析 (續) Business segment analysis *(continued)*

		方便麵 Instant noodles 2005 千美元 US$'000	飲品 Beverages 2005 千美元 US$'000	糕餅 Bakery 2005 千美元 US$'000	其他 Others 2005 千美元 US$'000	內部沖銷 Inter-segment elimination 2005 千美元 US$'000	綜合 Group 2005 千美元 US$'000
收益	**Revenue**						
外來客戶收益	Revenue from external customers	981,796	702,348	92,912	68,553	—	1,845,609
分部間之收益	Inter-segment revenue	187	130	258	58,833	(59,408)	—
分部收益	Segment revenue	981,983	702,478	93,170	127,386	(59,408)	1,845,609
分部業績	**Segment results**	80,597	103,531	1,818	9,616	(6,546)	189,016
財務費用	Finance costs						(8,597)
應佔聯營公司業績	Share of results of associates	—	—	—	7,508		7,508
除稅前溢利	**Profit before taxation**						187,927
稅項	Taxation						(17,419)
本年度之溢利	**Profit for the year**						170,508
資產	**Assets**						
分部資產	Segment assets	729,303	588,713	96,950	794,999	(721,277)	1,488,688
聯營公司權益	Interests in associates	—	—	—	54,863		54,863
未分配資產	Unallocated assets						5,379
資產總值	Total assets						1,548,930
負債	**Liabilities**						
分部負債	Segment liabilities	264,456	309,404	43,656	148,424	(255,199)	510,741
未分配負債	Unallocated liabilities						27,816
負債總額	Total liabilities						538,557
其他資料	**Other information**						
年內資本開支	Capital expenditure	75,188	99,012	12,498	6,561		193,259
年內折舊	Depreciation	43,698	36,289	8,035	6,379		94,401
年內攤銷	Amortisation						
土地租約溢價攤銷	Premium for land lease	651	283	322	126		1,382
無形資產	Intangible assets	2,354	—	—	—		2,354
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	—	1,400	—	—		1,400

9. 除稅前溢利

9. Profit Before Taxation

		2006 千美元 US$'000	2005 千美元 US$'000
經扣除(加入)下列項目後：	This is stated after charging (crediting):		
財務費用	**Finance costs**		
須於五年內悉數償還之銀行之利息支出	Interest on bank wholly repayable within five years	**10,856**	8,597
其他項目	**Other items**		
員工成本：	Staff costs:		
薪金及報酬	Salaries and wages	**145,586**	123,041
退休金成本：	Pension costs:		
界定供款計劃	defined contribution plans	**11,716**	10,018
界定福利計劃	defined benefit plans	**1,092**	906
		158,394	133,965
核數師酬金	Auditors' remuneration	**808**	706
已售存貨成本	Cost of inventories	**1,579,302**	1,267,453
折舊	Depreciation	**106,902**	94,401
攤銷：	Amortisation:		
土地租約溢價	Premium for land lease	**1,626**	1,382
無形資產(已包括於其他經營費用)	Intangible assets (included in other operating expenses)	**1,932**	2,354
出售物業、機器及設備之(收益)虧損	(Gain) Loss on disposal of property, plant and equipment	**(1,586)**	1,826
經營租約最低租賃付款	Minimum lease payments in respect of operating lease charges for premises	**12,002**	7,744
匯兌收益淨額	Exchange gains, net	**(4,841)**	(5,337)

10.董事及高階僱員酬金

10. Directors' and Senior Management's Emoluments

本公司董事已收及應收之酬金總額如下：

The aggregate amounts of emoluments received or receivable by the Company's directors are as follows:

			2006			
		附註 Note	董事袍金 Directors' fees 千美元 US$'000	薪金及其他酬金 Salaries and other emoluments 千美元 US$'000	花紅 Discretionary bonuses 千美元 US$'000	總計 Total 千美元 US$'000
執行董事：	Executive directors:					
魏應州	Wei Ing-Chou		100	216	204	520
井田毅	Takeshi Ida		80	4	—	84
吳崇儀	Wu Chung-Yi		50	16	—	66
魏應交	Wei Ying-Chiao		50	16	—	66
吉澤亮	Ryo Yoshizawa		50	16	—	66
井田純一郎	Junichiro Ida		50	16	—	66
獨立非執行董事：	Independent non-executive directors:					
徐信群	Hsu Shin-Chun		50	8	—	58
李長福	Lee Tiong-Hock		50	12	—	62
小川和夫	Kazuo Ogawa	(a)	38	12	—	50
中山知行	Tomoyuki Nakayama	(b)	12	4	—	16
			530	320	204	1,054

10. 董事及高階僱員酬金(續) 10. Directors' and Senior Management's Emoluments *(Continued)*

			2005			
		附註 Note	董事袍金 Directors' fees 千美元 US$'000	薪金及其他酬金 Salaries and other emoluments 千美元 US$'000	花紅 Discretionary bonuses 千美元 US$'000	總計 Total 千美元 US$'000
執行董事：	Executive directors:					
魏應州	Wei Ing-Chou		100	208	243	551
井田毅	Takeshi Ida		80	4	—	84
吳崇儀	Wu Chung-Yi		50	12	—	62
魏應交	Wei Ying-Chiao		50	12	—	62
吉澤亮	Ryo Yoshizawa		50	12	—	62
井田純一郎	Junichiro Ida		50	12	—	62
獨立非執行董事：	Independent non-executive directors:					
徐信群	Hsu Shin-Chun		50	12	—	62
李長福	Lee Tiong-Hock		17	8	—	25
中山知行	Tomoyuki Nakayama	(b)	26	8	—	34
高捷雄	Katsuo Ko	(c)	24	4	—	28
			497	292	243	1,032

附註： *Notes:*

(a) 於二零零六年四月一日獲委任。 (a) Appointed on 1 April 2006

(b) 於二零零五年六月二十四日獲委任，並於二零零六年四月一日辭任。 (b) Appointed on 24 June 2005 and resigned on 1 April 2006

(c) 於二零零五年六月二十四日辭任 (c) Resigned on 24 June 2005

於二零零六年及二零零五年十二月三十一日止年度並無董事放棄領取酬金。

No directors have waived emoluments in respect of the years ended 31 December 2006 and 2005.



10. 董事及高階僱員酬金 *(續)*

10. Directors' and Senior Management's Emoluments *(Continued)*

本集團五位最高薪人士包括一位(二零零五年:一位)董事,其酬金詳情載於上文。其餘四位(二零零五年:四位)人士之酬金詳情如下:

The five individuals whose emoluments were the highest in the Group for the year include one director (2005: one) whose emoluments are reflected in the analysis presented above. Details of the emoluments of the remaining four individuals (2005: four) are as follows:

		2006 **千美元** **US$'000**	2005 千美元 US$'000
薪金及其他酬金	Salaries and other emoluments	**698**	619
花紅	Discretionary bonuses	**452**	460
		1,150	1,079

僱員酬金之組別如下:

The emoluments were paid to individuals as follows:

酬金組別	**Emoluments band**	**僱員人數 Number of individuals 2006**	**2005**
192,309美元至256,410美元 (1,500,001港元至2,000,000港元)	US$192,309 to US$256,410 (HK$1,500,001 to HK$2,000,000)	**1**	1
256,411美元至320,513美元 (2,000,001港元至2,500,000港元)	US$256,411 to US$320,513 (HK$2,000,001 to HK$2,500,000)	**2**	3
320,514美元至384,616美元 (2,500,001港元至3,000,000港元)	US$320,514 to US$384,616 (HK$2,500,001 to HK$3,000,000)	**1**	—
		4	4

11. 稅項

11. Taxation

		2006 千美元 US$'000	2005 千美元 US$'000
本年度稅項－中國所得稅	**Current tax – PRC income tax**		
本年度	Current year	**22,624**	15,961
遞延稅項	**Deferred taxation**		
產生及轉回之暫時差異	Origination and reversal of temporary differences	**1,273**	1,458
本年度稅項總額	Total tax charge for the year	**23,897**	17,419

開曼群島並不對本集團之收入徵收任何稅項。

The Cayman Islands levies no tax on the income of the Group.

由於本集團年內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部份附屬公司設立於經濟技術開發區，按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.



11. 税項 *(續)*

11. Taxation *(Continued)*

本集團之税項(按附屬公司經營所在地方的司法區税率計算)與税前溢利之理論税項之差別為：

The taxation on the Group's profit before taxation differs from theoretical amount that would arise using the tax rates prevailing in the countries in which the subsidiaries operate as follows:

		2006 **千美元** **US$'000**	2005 千美元 US$'000
除税前溢利	Profit before tax	**236,731**	187,927
按有關當地國家税率計算且適用於溢利之税項	Income tax at domestic tax rates applicable to profits in the respective countries	**35,510**	28,189
不可扣税開支	Non-deductible expenses	**1,906**	888
無需課税收入	Tax exempt revenue	**(2,792)**	(1,889)
未確認税項虧損	Unrecognised tax losses	**3,394**	2,725
扣除過往並未確認税項虧損	Utilisation of previously unrecognised tax losses	**(537)**	(785)
税務寬減期	Tax holiday	**(13,347)**	(12,021)
以前年度少計撥備	Under provision in prior years	**650**	364
其他	Others	**(887)**	(52)
本年度税項	Tax expense for the year	**23,897**	17,419

加權平均適用税率為15%(二零零五年：15%)。

The weighted average applicable tax rate was 15% (2005: 15%).

12. 股東應佔溢利

12. Profit Attributable to Equity Holders of the Company

股東應佔綜合溢利包括已於本公司賬目處理之溢利1,765,000美元(二零零五年：190,000美元)，此項溢利已於本公司之賬目內作出處理。

The consolidated profit attributable to equity holders of the Company includes a profit of US$1,765,000 (2005: US$190,000) dealt with in the financial statements of the Company.

12. 股東應佔溢利 *(續)* / 12. Profit Attributable to Equity Holders of the Company *(Continued)*

上述金額與本公司本年度溢利之調節如下：

Reconciliation of the above amount to the Company's profit for the year:

		2006 千美元 US$'000	2005 千美元 US$'000
已於本公司賬目內處理的股東應佔綜合溢利	Amount of consolidated profit attributable to equity holders dealt with in the Company's financial statements	**1,765**	190
上一財政年度溢利之應佔附屬公司及聯營公司股息，並已於年內獲批准及派發	Dividends from subsidiaries and associates attributable to the profits of the previous financial years, approved and paid during the year	**13,859**	25,949
本公司本年度溢利	Company's profit for the year	**15,624**	26,139

13. 股息 / 13. Dividends

(a) 本年度應得之股息：

(a) Dividend attributable to the year:

		2006 千美元 US$'000	2005 千美元 US$'000
結算日後擬派之末期股息每股普通股1.38美仙（二零零五年：每股普通股1.25美仙）	Final dividend proposed after the balance sheet date of US1.38 cents (2005: US1.25 cents) per ordinary share	**77,124**	69,859
結算日後擬派之特別股息每股普通股1.07美仙（二零零五年：每股普通股1.07美仙）	Special dividend proposed after the balance sheet date of US1.07 cents (2005: US1.07 cents) per ordinary share	**59,799**	59,799
		136,923	129,658

13. 股息 (續)

於二零零七年一月十五日及二零零七年四月二十三日的會議，董事建議分別派發特別股息每股普通股1.07美仙及末期股息每股普通股1.38美仙。

此建議特別股息及末期股息於資產負債表中不視為應付股息，但將被視為分配截至二零零七年十二月三十一日止年度之保留盈餘。

(b) 去年批准及於本年內派發之股息：

13. Dividends *(Continued)*

At meetings held on 15 January 2007 and 23 April 2007, the directors recommended the payment of a special dividend and final dividend of US1.07 cents and US1.38 cents per ordinary share respectively.

The proposed special dividend and final dividend are not reflected as dividend payables in the balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

(b) Dividend attributable to the previous financial year, approved and paid during the year:

		2006 **千美元** **US$'000**	2005 千美元 US$'000
去年批准及於本年內派發之二零零五年度末期股息為每股普通股1.25美仙(二零零四年：每股普通股1.14美仙)	Final dividend in respect of the previous financial year, approved and paid during the year, of US1.25 cents (2004: US1.14 cents) per ordinary share	**69,859**	63,712
於本年內批准及於本年內派發屬於前一年度之特別股息為每股普通股1.07美仙(二零零四：無)	Special dividend in respect of the previous financial year, approved and paid during the year, of US1.07 cents (2004:Nil) per ordinary share	**59,799**	—
		129,658	63,712

14. 每股溢利

每股溢利乃根據本公司股東年內應佔溢利148,925,000美元(二零零五年：123,529,000美元)及本年度已發行普通股之加權平均股數5,588,705,360(二零零五年：5,588,705,360)計算。

本公司於截至二零零五年及二零零六年十二月三十一日止年度並無呈列每股攤薄盈利。

14. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of US$148,925,000 (2005: US$123,529,000) and the weighted average of 5,588,705,360 (2005: 5,588,705,360) ordinary shares in issue during the year.

The Company has no dilutive potential ordinary shares for the years ended 31 December 2006 and 2005.

15. 物業、機器及設備　15. Property, Plant and Equipment

		樓宇 Buildings 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
賬面值對賬－截至二零零五年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2005**						
於年初	At beginning of year	256,996	572,186	7,863	16,927	25,992	879,964
添置	Additions	11,679	38,236	1,322	7,472	130,734	189,443
添置－事業合組	Additions – business combinations	1,913	3,649	6	18	—	5,586
落成後轉撥	Transfer upon completion	3,465	74,725	45	2,224	(80,459)	—
減值虧損	Impairment loss	—	(1,400)	—	—	—	(1,400)
出售	Disposals	(120)	(6,027)	(236)	(2,316)	(747)	(9,446)
年內折舊	Depreciation	(15,519)	(70,122)	(1,707)	(7,053)	—	(94,401)
滙兌調整	Exchange adjustment	6,464	13,726	204	311	828	21,533
於結算日	At balance sheet date	264,878	624,973	7,497	17,583	76,348	991,279
賬面值對賬－截至二零零六年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2006**						
於年初	At beginning of year	264,878	624,973	7,497	17,583	76,348	991,279
添置	Additions	13,959	67,075	3,831	6,039	249,459	340,363
落成後轉撥	Transfer upon completion	12,931	116,080	19	914	(129,944)	—
減值虧損（附註a）	Impairment loss (Note a)	—	(17,188)	—	—	—	(17,188)
出售	Disposals	(1,338)	(2,700)	(109)	(856)	(452)	(5,455)
折舊	Depreciation	(15,499)	(84,215)	(2,461)	(4,727)	—	(106,902)
項目重分類	Reclassification	21	(741)	23	697	—	—
滙兌調整	Exchange adjustment	8,251	16,071	238	1,036	2,682	28,278
於結算日	**At balance sheet date**	**283,203**	**719,355**	**9,038**	**20,686**	**198,093**	**1,230,375**



15.物業、機器及設備(續) 15. Property, Plant and Equipment

		樓宇 Buildings 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
於二零零六年一月一日	At 1 January 2006						
原值	Cost	365,720	1,094,841	19,859	39,821	76,348	1,596,589
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(100,842)	(469,868)	(12,362)	(22,238)	—	(605,310)
		264,878	624,973	7,497	17,583	76,348	991,279
於二零零六年十二月三十一日	**At 31 December 2006**						
原值	Cost	402,827	1,222,282	23,296	46,990	198,093	1,893,488
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(119,624)	(502,927)	(14,258)	(26,304)	—	(663,113)
		283,203	**719,355**	**9,038**	**20,686**	**198,093**	**1,230,375**

附註：

(a) 經管理層考慮部份機器設備功能上之退化及重新評估所有政策之調動或汰換策略之可行性，並評估該機器設備可收回金額(根據於市場上公允價值減去出售成本)，並確認該機器設備之減值虧損為17,188,000美元。

(b) 於二零零六年十二月三十一日，本集團賬面淨值合共12,001,000美元(二零零五年：無)抵押物業、機器及設備，作為本集團借貸之抵押品。

Notes :

(a) After considering the technical obsolescence and reassessing the assets redeployment policy and assets replacement strategy of the Group, management has assessed the recoverable amounts of certain plant and machinery, principally based on their fair value less costs to sell in the market and on this basis, recognised an impairment loss of US$17,188,000 during the year.

(b) Property, plant and equipment with an aggregate net book value at the balance sheet date of US$12,001,000 (2005: Nil) were pledged to secure the Group's credit facilities.

16. 無形資產 16. Intangible Assets

		商標 Trademarks 2006 千美元 US$'000	2005 千美元 US$'000
賬面值對賬	**Reconciliation of carrying amount**		
於一月一日	At 1 January	**15,303**	—
添置－透過重組交換	Addition – exchange through reorganisation	**—**	17,657
年內攤銷	Amortisation	**(1,932)**	(2,354)
於十二月三十一日	**At 31 December**	**13,371**	15,303
於十二月三十一日	**At 31 December**		
原值	Cost	**17,657**	17,657
累計攤銷	Accumulated amortisation	**(4,286)**	(2,354)
		13,371	15,303

無形資產代表透過重組合營企業權益換來之商標。此無形資產按其估計可使用七年半年期作攤銷。

Intangible assets represent trademarks exchanged through the reorganisation of a joint venture. The trademarks are amortised over the estimated useful life of seven and a half years.

17. 聯營公司權益 17. Interests in Associates

		2006	2005
		千美元	*千美元*
		US$'000	*US$'000*
應佔資產淨值	Share of net assets	**70,997**	64,121
應收附屬公司款項	Due from associates	**34,816**	32,689
應付附屬公司款項	Due to associates	**(63,109)**	(41,947)
		42,704	54,863
於結算日上市股份之市值	Market value of listed shares at balance sheet date	**71,672**	28,829

應收(應付)聯營公司款項均是無抵押，免息及無固定還款期。應收(應付)款項賬面值與其公允價值相若。

The amounts due from (to) associates are unsecured, interest-free and have no fixed repayment term. The carrying amounts due approximate their fair values.

17.聯營公司權益

17. Interests in Associates

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要聯營公司如下：

Particulars of the Group's principal associates at the balance sheet date, which in the opinion of the directors principally affect the results for the year or form a substantial portion of the net assets, are as follows:

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	發行股份／註冊資本類別 Particulars of class of issued shares/ registered capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
味全食品工業股份有限公司(「味全」)	台灣	506,062,900普通股每股新台幣10元	14.39%	5.55%	製造及銷售食品及飲料
Wei Chuan Foods Corporation Limited ("Wei Chuan")*	Taiwan	506,062,900 ordinary shares of NT$10 each	14.39%	5.55%	Manufacture and sale of food and beverages
頂正(開曼島)控股有限公司	開曼群島	34,000,000普通股每股1美元	40.80%	—	製造及銷售包裝材料
Tingzheng (Cayman Islands) Holding Corp.	Cayman Islands	34,000,000 ordinary shares of US$1 each	40.80%	—	Manufacture and sale of packaging materials
頂好(開曼島)控股有限公司	開曼群島	31,000,000普通股每股1美元	40.32%	—	製造及銷售食油
Tinghao (Cayman Islands) Holding Corp.*	Cayman Islands	31,000,000 ordinary shares of US$1 each	40.32%	—	Manufacture and sale of edible oil
可果美(杭州)食品有限公司	中國	1,740,000美元／6,000,000美元	—	29.00%	製造及銷售飲料
Kagome (Hangzhou) Foods Co., Ltd*	PRC	US$1,740,000/ US$6,000,000	—	29.00%	Manufacture and sale of beverages

除味全於香港境外上市外，所有聯營公司皆為未上市之公司。

All the associates are unlisted corporate entity, except for Wei Chuan, which is a company listed outside Hong Kong.

* 該聯營公司並非由摩斯倫•馬賽會計師事務所審核。

* These associates are not audited by Moores Rowland Mazars.

17. 聯營公司權益 *(續)*

17. Interests in Associates *(Continued)*

聯營公司財務資料概要如下：

Summary of financial information of associates are as follows:

		2006	2005
		千美元	*千美元*
		US$'000	*US$'000*
非流動資產	Non-current assets	**349,021**	319,021
流動資產	Current assets	**241,549**	208,777
非流動負債	Non-current liabilities	**(122,506)**	(75,449)
流動負債	Current liabilities	**(225,157)**	(234,955)
收益	Revenue	**611,385**	535,768
本年度之溢利	Profit for the year	**32,919**	21,898

18. 土地租約溢價

18. Premium for Land Lease

土地租約溢價指位於中國境內之中期租賃土地成本。該成本按租賃期攤銷。於結算日後12個月內應攤銷金額為1,482,000美元(二零零五年：1,328,000美元)已計入預付款項及其它應收款項。

Premium for land lease represents cost paid for medium term leasehold land in the PRC. The cost is amortised over the lease period. The amount to be amortised within the next twelve months after the balance sheet date of US$1,482,000 (2005: US$1,328,000) is included in prepayments and other receivables.

19. 可供出售金融資產

19. Available-for-Sale Financial Assets

		2006 千美元 US$'000	2005 千美元 US$'000
非上市證券投資	Equity investments, unlisted	**10,303**	10,047

非上市證券投資在活躍市場並無市場報價，故按成本扣除累計減值虧損列賬。由於其合理公允價值估計範圍較大，及各種估計的概率未能合理確定，以至無法合理釐定其公允價值。

The unlisted equity investments are not stated at fair value but at cost less any accumulated impairment losses because they do not have a quoted market price in an active market. The fair value cannot be measured reliably as the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed.

20. 按公允價值列賬及在損益賬處理的金融資產

20. Financial Assets at Fair Value Through Profit or Loss

		2006 千美元 US$'000	2005 千美元 US$'000
持作買賣	Held for trading		
非上市證券投資	Equity investments, unlisted	**5,804**	2,516
於香港上市證券投資	Equity investments listed in Hong Kong	**467**	117
於海外上市證券	Equity investments listed in overseas	**732**	—
投資債券，非上市(附註)	Debt securities, unlisted (Note)	**25,602**	—
		32,605	2,633

附註： 投資債券乃與銀行債券掛鉤的關連產品，其公允值是按最近銀行與其客戶的類似產品交易。

Note: Debt securities comprise bank's bonds linked product and their fair value is based on recent transactions of similar products between banks and their customers.

21. 存貨

21. Inventories

		2006 千美元 US$'000	2005 千美元 US$'000
原材料	Raw materials	**61,841**	57,632
在製品	Work in progress	**3,735**	4,427
製成品	Finished goods	**46,379**	39,507
		111,955	101,566

22. 應收賬款

22. Trade Receivables

本集團之銷售大部份為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of trade receivables (net of impairment losses for bad and doubtful debts) as at the balance sheet date is as follows:

		2006 千美元 US$'000	2005 千美元 US$'000
0 - 90天	0 - 90 days	**87,742**	74,018
90天以上	Over 90 days	**6,497**	10,555
		94,239	84,573

23. 抵押銀行存款

23. Pledged Bank Deposits

於二零零六年十二月三十一日，2,244,000美元(二零零五年：4,041,000美元)銀行存款已予抵押，作為提供本集團於中國境內之附屬公司因貿易融資的銀行授信之抵押品。

At balance sheet date, bank deposits of US$2,244,000 (2005: US$4,041,000) have been pledged as security for general banking facilities and trade finance facilities granted to the subsidiaries in the PRC.

24. 現金及等同現金項目 24. Cash and Cash Equivalents

		2006 千美元 US$'000	2005 千美元 US$'000
銀行結餘及現金	Bank balances and cash	**161,676**	152,316
抵押銀行存款	Pledged bank deposits	**2,244**	4,041
		163,920	156,357

25. 應付賬款 25. Trade Payables

應付賬款之賬齡分析列示如下：

The ageing analysis of trade payables as at the balance sheet date is as follows:

		2006 千美元 US$'000	2005 千美元 US$'000
0 - 90天	0 - 90 days	**242,801**	188,994
90天以上	Over 90 days	**13,996**	17,013
		256,797	206,007

26. 有息借貸 26. Interest-Bearing Borrowings

		2006 千美元 US$'000	2005 千美元 US$'000
銀行貸款：	Bank loans:		
一年內	Within one year	**239,761**	119,648
第二年	In the second year	**28,320**	29,560
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**—**	3,320
		268,081	152,528
被分類為流動負債部份	Portion classified as current liabilities	**(239,761)**	(119,648)
非流動部分	Non-current portion	**28,320**	32,880

26.有息借貸（續）

26. Interest-Bearing Borrowings *(Continued)*

實際年利率（即合約利率）為5.4%（二零零五年：4.1%）。

The effective interest rates (which are also the contracted interest rates) are 5.4% (2005: 4.1%) per annum.

按類別劃分之合計貸款賬面值之分析列示如下：

An analysis of the carrying amounts of the Group's total borrowings by type is as follows:

		2006	2005
		千美元	千美元
		US$'000	US$'000
固定利率	At fixed rates	**169,332**	41,449
浮動利率	At floating rates	**98,749**	111,079
		268,081	152,528

將以非功能貨幣償還的有息借貸，其金額為：

Interest-bearing borrowing that will be settled in a currency other than the functional currency of the entities amounted to:

		2006	2005
		千元	千元
		'000	'000
歐元	EUROS	**EUR26,299**	EUR6,180

27.員工福利責任

27. Employee Benefit Obligations

退休計劃

Pension schemes

本集團為所有中國僱員參加由中國各地方政府組織的界定供款計劃。據此本集團需每月向此等計劃按僱員薪資額之指定百分比作出供款。本集團除支付上述每月的供款外，不必負責支付員工退休時及其後之福利。

The Group has participated in defined contribution plans organised by the relevant local government authorities in the PRC for all PRC employees whereby the Group is required to make monthly contributions to these plans at certain percentage of the relevant portion of the payroll of these employees to the pension scheme to fund the benefits. The Group has no obligation for the payment of retirement and other post-retirement benefits for the PRC employees other than the monthly contributions described above.

27. 員工福利責任(續)

27. Employee Benefit Obligations *(Continued)*

退休計劃(續)

Pension schemes *(Continued)*

本集團亦為所有台灣僱員提供界定福利計劃。此退休金責任之計算是以僱員服務年期及最後六個月的平均薪資為基礎。此計劃的供款金額是根據獨立精算師美商惠悅企業管理顧問股份有限公司台灣分公司(「惠悅」)之建議而釐訂。最新之精算評估是由惠悅於二零零六年十二月三十一日以預計單位給付成本法進行。

The Group has defined benefit plans for all Taiwan employees. Pension obligation is provided based on the length of service and average monthly salary for the final six months of employment. The contributions made by the Group during the year were calculated based on advice from Messrs. Watson Wyatt, Taiwan Branch ("Watson Wyatt"), independent actuaries and consultants. The latest actuarial valuation was performed by Watson Wyatt as at 31 December 2006 using the projected unit credit method.

		2006 **千美元** **US$'000**	2005 千美元 US$'000
非供款責任現值	Present value of unfunded obligations	**6,885**	5,793

		2006 **千美元** **US$'000**	2005 千美元 US$'000
認列於資產負債表中界定福利責任的變動:	Movement in the defined benefit obligations recognised in the balance sheet:		
於年初	At beginning of year	**5,793**	4,887
本年淨開支	Net expense for the year	**1,092**	906
於結算日	At balance sheet date	**6,885**	5,793



27. 員工福利責任 *(續)* 27. Employee Benefit Obligations *(Continued)*

退休計劃 *(續)* **Pension schemes** *(Continued)*

		2006 **千美元** ***US$'000***	2005 千美元 *US$'000*
認列於收益表中界定福利責任的變動：	Total amount of expense recognised in the income statement:		
現時服務成本	Current service cost	**893**	690
利息成本	Interest cost	**196**	186
淨精算損失確認	Net actuarial losses recognised	**3**	30
本年度淨開支（已包括於行政費用）	Net expense for the year included in administrative expenses	**1,092**	906
入賬的主要考慮因素為：	The principal assumptions used for accounting purposes were:		
		%	%
折現率	Discount rate	**2.25**	3.00
預期薪酬升幅	Expected rate of salary increases	**3.00**	3.00

本年度及去年之金額如下： Amount for the current and previous year are as follow:

		2006 **千美元** ***US$'000***	2005 千美元 *US$'000*
員工福利責任現值	Present value of the defined benefit obligations	**6,885**	5,793
計劃負債之經驗調整	Experience adjustments arising on plan liabilities	**473**	381

28. 遞延稅項

28. Deferred Taxation

		2006 千美元 US$'000	2005 千美元 US$'000
於年初	At beginning of year	**(1,437)**	21
計入收益表內	Income statement charge	**(1,273)**	(1,458)
於結算日	**At the balance sheet date**	**(2,710)**	(1,437)

遞延稅項資產(負債)之確認

Recognised deferred tax assets (liabilities)

		2006		2005	
		資產 Assets 千美元 US$'000	負債 Liabilities 千美元 US$'000	資產 Assets 千美元 US$'000	負債 Liabilities 千美元 US$'000
加速稅務折舊	Accelerated depreciation allowance	**—**	**(12,639)**	—	(11,521)
減速稅務折舊	Decelerated depreciation allowance	**2,879**	**—**	2,845	—
減值虧損	Impairment losses	**1,226**	**—**	2,768	—
準備	Provisions	**2,531**	**—**	1,412	—
其他	Others	**4,421**	**(1,128)**	3,924	(865)
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**11,057**	**(13,767)**	10,949	(12,386)
遞延稅項資產(負債)沖減	Offset deferred tax assets (liabilities)	**(5,678)**	**5,678**	(5,570)	5,570
淨稅項資產(負債)	**Net tax assets (liabilities)**	**5,379**	**(8,089)**	5,379	(6,816)

本集團並未確認遞延稅項資產源於稅務虧損82,332,000美元(二零零五年：75,063,000美元)。根據現有稅務條例，如往後無足夠收益作為抵扣，以上稅務虧損將從產生日起之未來五年陸續過期。

The Group has not recognised deferred tax assets in respect of tax losses of US$82,332,000 (2005: US$75,063,000). The tax losses will expire if they are not utilised to set off against the income within five years from the year in which they arose under the current tax legislation.

29. 發行股本 29. Issued Capital

		2006		2005	
		股份數目 No. of shares	**千美元 US$'000**	股份數目 No. of shares	千美元 US$'000
法定：	Authorised:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**7,000,000,000**	**35,000**	7,000,000,000	35,000
已發行及繳足：	Issued and fully paid:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**5,588,705,360**	**27,943**	5,588,705,360	27,943

30. 股本及儲備

30. Capital and Reserves

		本公司股東應佔儲備 Attributable to equity holders of the Company										
		發行股本 Issued capital 千美元 US$'000	股份購回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	一般儲備 General reserve 千美元 US$'000	資本儲備 Capital reserve 千美元 US$'000	物業重估儲備 Property revaluation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總額 Total 千美元 US$'000	少數股東權益 Minority interests 千美元 US$'000	股本及儲備 Capital and reserves 千美元 US$'000
於二零零五年一月一日	At 1 January 2005	27,943	36	332,478	904	73,679	308	3,535	359,560	770,500	86,963	885,406
匯兌差額	Exchange translation difference	–	–	–	13,722	–	–	–	–	13,722	3,395	17,117
轉撥往一般儲備	Transfer to general reserve	–	–	–	–	13,914	–	–	(13,914)	–	–	–
消除負商譽因採用香港財務報告準則第3號	Derecognition of negative goodwill upon adoption of HKFRS 3	–	–	–	–	–	(308)	–	308	–	–	–
轉撥往保留溢利	Transfer to retained profits	–	–	–	–	–	–	(3,535)	3,535	–	–	–
少數股東出資額	Contributions from minority shareholder	–	–	–	–	–	–	–	–	–	5,750	5,750
二零零五年溢利	Profit for 2005	–	–	–	–	–	–	–	123,529	123,529	46,979	170,508
已付二零零四年末期股息	2004 final dividend paid	–	–	–	–	–	–	–	(63,712)	(63,712)	(4,696)	(68,408)
於二零零五年十二月三十一日	At 31 December 2005	27,943	36	332,478	14,626	87,593	–	–	409,306	844,039	138,391	1,010,373
說明：	Representing:											
二零零五年擬派特別股息	2005 special dividend proposed									59,799		
二零零五年擬派末期股息	2005 final dividend proposed									69,859		
儲備	Other reserves									714,381		
										844,039		
於二零零六年一月一日	At 1 January 2006	27,943	36	332,478	14,626	87,593	–	–	409,306	844,039	138,391	1,010,373
匯兌差額	Exchange translation difference	–	–	–	22,093	–	–	–	–	22,093	6,015	28,108
轉撥往一般儲備	Transfer to general reserve	–	–	–	–	21,128	–	–	(21,128)	–	–	–
二零零六年溢利	Profit for 2006	–	–	–	–	–	–	–	148,925	148,925	63,909	212,834
已付二零零五年末期股息	2005 final dividend paid	–	–	–	–	–	–	–	(59,799)	(59,799)	(23,668)	(83,467)
已付二零零五年特別股息	2005 special dividend paid	–	–	–	–	–	–	–	(69,859)	(69,859)	–	(69,859)
於二零零六年十二月三十一日	At 31 December 2006	27,943	36	332,478	36,719	108,721	–	–	407,445	885,399	184,647	1,097,989
說明	Representing:											
二零零六年擬派特別股息	2006 special dividend proposed									59,799		
二零零六年擬派末期股息	2006 final dividend proposed									77,124		
儲備	Other reserves									748,476		
										885,399		

本集團之保留溢利包括本集團聯營公司之累積溢利8,056,000美元（二零零五年：累積虧損3,692,000美元）。

The retained profits of the Group include profits of US$8,056,000 (2005: profits of US$3,692,000) accumulated by associates of the Group.

30. 股本及儲備 (續)

附註：

股份贖回儲備

股份贖回儲備乃根據開曼群島之公司法有關回購及註銷本公司股份之條款而設立。

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

在符合公司章程規定之情況下，本公司之股份溢價可被分派予股東，惟本公司於分派後須仍有能力償還在日常業務中到期繳付之債務。據此，本公司於二零零六年十二月三十一日之可供分派儲備為598,729,000美元(二零零五年：712,904,000美元)。

外匯換算儲備及股本儲備

外幣換算儲備及股本儲備之設立及處理乃根據本公司有關外幣換算之會計政策。

一般儲備

根據中國有關規例，中國附屬公司須將一筆不少於其除稅後溢利(按照中國會計規例編製有關中國附屬公司之法定賬目內呈列)10%之款項轉撥往一般儲備。倘一般儲備之總額達有關中國附屬公司註冊股本之50%時，該公司可毋須再作任何轉撥。

30. Capital and Reserves *(Continued)*

Note:

Capital redemption reserve

Capital redemption reserve has been set up in accordance with the provisions of the Companies Law of the Cayman Islands on repurchases and cancellations of the Company's own shares.

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Share premium of the Company is distributable to shareholders subject to the provisions of the Company's Memorandum and Articles of Association and provided that immediately following the distribution the Company is able to pay its debts as they fall due in the ordinary course of business. Accordingly, the Company's distributable reserves as at 31 December 2006 amounted to US$598,729,000 (2005: US$712,904,000).

Exchange translation reserve and capital reserve

The exchange translation reserve and capital reserve have been set up and are dealt with in accordance with the accounting policies adopted for foreign currency translation.

General reserve

In accordance with the relevant PRC regulations, the PRC subsidiaries are required to appropriate to the general reserve an amount not less than 10% of the amount of profit after taxation (as reported in the respective statutory financial statements of the PRC subsidiaries prepared in accordance with PRC accounting regulations). If the accumulated total of the general reserve reaches 50% of the registered capital of the respective PRC subsidiaries, the enterprise may not be required to make any further appropriation.

31. 經營業務所得現金　31. Cash Generated From Operations

		2006 千美元 US$'000	2005 千美元 US$'000
除稅前溢利	Profit before taxation	**236,731**	187,927
利息費用	Interest expenses	**10,856**	8,597
利息收入	Interest income	**(5,015)**	(3,274)
折舊	Depreciation	**106,902**	94,401
土地租約溢價之攤銷	Amortisation on premium for land lease	**1,626**	1,382
無形資產之攤銷	Amortisation on intangible assets	**1,932**	2,354
出售物業、機器及設備之(收益)虧損	(Gain) Loss on disposal of property, plant and equipment	**(1,586)**	1,826
出售土地租約溢價之虧損	Loss on disposal of premium for land lease	**203**	78
物業、機器及設備減值虧損	Impairment loss of property, plant and equipment	**17,188**	1,400
應佔聯營公司業績	Share of results of associates	**(6,860)**	(7,508)
出售聯營公司部份權益之收益	Gain on disposal of partial interests in an associate	**(938)**	(235)
滙率變動之影響	Effect on exchange rate changes	**2,823**	676
聯營公司淨墊付之減少	Net advances from associates	**19,035**	6,774
持有按公允價值列賬及在損益賬處理的金融資產之已變現及未變現收益	Realised and unrealised gain on financial assets at fair value through profit or loss	**(4,893)**	(62)
存貨之增加	Increase in inventories	**(7,035)**	(2,463)
應收帳款之增加	Increase in trade receivables	**(6,873)**	(11,213)
預付款項及其他應收款項之增加	Increase in prepayments and other receivables	**(218)**	(4,407)
應付帳款之增加	Increase in trade payables	**38,843**	10,009
其他應付款項之增加	Increase in other payables	**30,456**	39,238
客戶預付款項之增加	Increase in advance payments from customers	**1,760**	9,240
其他非流動應付款項之減少	Decrease in other non-current payables	**(4,870)**	(2,745)
員工福利責任之增加	Increase in employee benefit obligations	**1,092**	906
經營業務所得現金	Cash generated from operations	**431,159**	332,901

32. 與有關連人士之交易

32. Related Party Transactions

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

In addition to the transactions and balances disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		2006 ***千美元*** ***US$'000***	2005 *千美元* *US$'000*
向下列人物支付薪金及其他短期僱員福利：	**Salaries and other short-term employee benefits paid to:**		
主要管理人員，包括如附註10所披露之董事酬金	Key management personnel, including amounts paid to the Company's directors as disclosed in note 10	**2,203**	2,200
向下列公司出售貨品：	**Sales of goods to:**		
聯營公司	Associates	**8,168**	27,552
本公司若干主要股東所控制之公司(附註)	Companies under common control by a substantial shareholder of the Company (Note)	**10,158**	9,911
向下列公司購買貨品：	**Purchases of goods from:**		
聯營公司	Associates	**214,096**	168,939
本公司若干主要股東所控制之公司	Company under common control by a substantial shareholder of the Company	**15,054**	15,341
本公司若干少數股東之控股公司	Holding companies of a minority shareholder of subsidiaries of the Company	**1,603**	—
向下列公司收取加工費用：	**Processing charges by:**		
聯營公司	An associate	**937**	1,396
本公司若干主要股東所控制之公司	Company under common control by a substantial shareholder of the Company	**1,380**	497
向本集團提供銀行信貸之擔保：	**Guarantees provided for securing banking facilities by:**		
聯營公司	An associate	**7,050**	8,058
本公司少數股東之控股公司	Holding companies of a minority shareholder of subsidiaries of the Company	**83,568**	54,995

附註： 於出售貨品中10,158,000美元（2005: 9,911,000美元）為持續關連交易，就此交易，公司已遵守上市規則第14A章的披露規定。

Note: Sales amounts of US$10,158,000 (2005: US$9,911,000) are continuing connected transactions and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in relation thereto.

33. 金融風險因素

金融風險

本集團經營活動面臨各種金融風險包括市場風險(如外滙風險、價格風險和利率風險)、信貸風險和流動資金風險。本集團主要的金融工具是直接由業務之營運及活動衍生，為降低本集團金融風險，本集團採用一系列保守的風險管理對策。

(i) 外匯風險

本集團主要面對歐元及美元之外匯風險，大致上由購買海外供應商之機械及設備或其他有關產品及服務產生。本集團在適當時採用遠期外匯合約以降低外匯風險。

(ii) 價格風險

本集團持有之買賣投資及可供出售金融資產分別以公允價值及原值扣除減值虧損計量。故本集團面臨股本價格風險。管理層持續監察市場狀況及被投資公司財務狀況的變動以管理此風險。

33. Financial Risk Management Objectives and Policies

Financial risk factors

The Group's activities expose it to a variety of financial risks including market risk (such as foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group's principal financial instruments are arising directly from business activities and operations. In order to minimise the Group's exposure on those financial risk exposure, the Group generally adopted conservative strategies on its risks management.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk primarily with respect to the Euros and US dollar, mainly arising from purchases of production plant and equipment or other related goods and services from overseas suppliers. The Group enters into foreign exchange forward contracts to reduce foreign exchange risk, if appropriate.

(ii) Price risk

The Group's held for trading investments are measured at fair value and the available-for-sale financial assets are measured at cost less impairment losses. Therefore, the Group is exposed to equity price risk. The management manages this exposure by on-going monitoring of changes in the market condition and financial condition of the investee companies.

33. 金融風險因素 *(續)*

(iii) 利率風險

本集團主要面對的風險是來自與市場利率變動有關的本集團長期借貸之浮動利率。本集團管理利息成本的政策是採取由定息及浮息組成之貸款組合並維持約63%之貸款為定息貸款。

本集團於年內對利率之敏感度下降主要是因為不同有息借貸工具之利率下降所致。

(iv) 信貸風險

本集團只與有信譽及信用的第三者交易。客戶如希望以信貸形式交易必須符合信貸批核程序。而用以持續監察其信貸風險的應收賬款反映本集團的壞賬情況不顯著。所有要求超過指定信貸額的客戶需進行信貸評估。於結算日，本集團並無重大的集中信貸風險，其最大之信貸風險主要來自資產負債表內各金融資產之賬面值。

(v) 流動資金風險

本集團定期監察現在及預期之流動資金需求，尤其在資本開支及預付債項方面，以確保有足夠現金儲備及主要金融機構之承諾信貸。

33. Financial Risk Management Objectives and Policies *(Continued)*

(iii) Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term borrowings with floating interest rates. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts and by means of entering into interest rate swap to maintain more than 63% of the Group's borrowings are at a fixed rate of interest.

The Group's sensitivity to interest rates has decreased during the year mainly due to the reduction in variable rate debt instruments.

(iv) Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date, the Group has no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(v) Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements, in particular relating to capital expenditure and repayments of debts, to ensure that it maintains sufficient reserves of cash and adequate committed credit facilities from major financial institutions.

34. 承擔 / 34. Commitments

(a) 資本承擔 / (a) Capital commitments

		2006 千美元 US$'000	2005 千美元 US$'000
已訂約但未撥備	Contracted but not provided for	**137,601**	117,832

(b) 營運租約承擔 / (b) Commitments under operating leases

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

		2006 千美元 US$'000	2005 千美元 US$'000
一年內	Within one year	**7,640**	5,362
於第二年至第五年屆滿（包括首尾兩年）	In the second to fifth years inclusive	**16,523**	9,682
五年以上	Over five years	**6,736**	15,178
		30,899	30,222

上述經營租約包括向本集團的聯營公司租賃若干物業，為期二十五年。上述租賃承擔，只包括對未來基本租金的有關承擔，並不包括參考某些消費指數而定之應付額外租金(如有)的承擔。藏於租賃合同的租金調整附帶內的衍生工具不分開處理，因此合同評定與主合約有密切關係。

The above operating leases include a lease from the Group's associate of certain property for a period of 25 years. The lease commitments above include only the related commitments for future basic rentals and do not include commitments for additional rental payable, if any, by reference to certain consumer index. The contingent rental adjustment represents embedded derivatives in the lease contracts, which have not been separately accounted for as they are considered as closely related to the host lease contracts.

35. 主要附屬公司

35. Principal Subsidiaries

主要附屬公司表列如下：

Details of the principal subsidiaries are as follows:

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
天津頂益國際食品有限公司 Tianjin Tingyi International Food Co., Ltd.	中國 PRC	US$66,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
廣州頂益食品有限公司 Guangzhou Tingyi Food Co., Ltd.	中國 PRC	US$31,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
杭州頂益食品有限公司 Hangzhou Tingyi Food Co., Ltd.	中國 PRC	US$39,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(杭州)方便食品有限公司 Master Kong (Hangzhou) Convenient Food Co., Ltd.	中國 PRC	US$20,000,000/ US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
重慶頂益食品有限公司 Chongqing Tingyi Food Co., Ltd.	中國 PRC	US$22,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
瀋陽頂益食品有限公司	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
武漢頂益食品有限公司 Wuhan Tingyi Food Co., Ltd.	中國 PRC	US$17,800,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
西安頂益食品有限公司 Xian Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

35. 主要附屬公司 (續) 35. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
青島頂益食品有限公司 Qingdao Tingyi Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
哈爾濱頂益食品有限公司 Harbin Tingyi Food Co., Ltd.	中國 PRC	US$11,200,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
福建頂益食品有限公司 Fujian Tingyi Food Co., Ltd.	中國 PRC	US$4,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
* 新疆頂益食品有限公司	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
台灣康師傅食品股份有限公司	台灣 Taiwan	50,000,000普通股每股NT$10 50,000,000 ordinary shares of NT$10 each/ NT$500,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
河北一宛香食品有限公司	中國 PRC	RMB187,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
* 昆明頂益食品有限公司 Master Kong (Kunming) Convenient Food Co., Ltd.	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
天津頂育國際食品有限公司 Tianjin Tingyu International Food Co., Ltd.	中國 PRC	US$6,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles

35.主要附屬公司(續) 35. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
*康師傅(瀋陽)方便食品有限公司	中國 PRC	US$6,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
福滿多投資有限公司	中國 PRC	US$30,000,000/ US$25,000,000	—	100%	投資控股 Investment holding
*淮安福滿多食品有限公司 Huaian Fumanduo Food Co., Ltd	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
眉山福滿多食品有限公司 Meishan Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*長沙福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*鄭州福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*蘭州福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*重慶福滿多食品有限公司 Chongqing Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*咸陽福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles

35.主要附屬公司(續) 35. Principal Subsidiaries (Continued)

Name	註冊成立/營業地點 Place of incorporation/ operation	註冊資本/已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 新疆福滿多食品有限公司 Xinjiang Fumanduc Food Co., Ltd.	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 河北福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 哈爾濱福滿多食品有限公司	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 濟南福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 東莞福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
康師傅方便食品(BVI)有限公司 Master Kong Instant Foods (BVI) Co., Ltd	英屬處女群島 British Virgin Islands ("BVI")	50,000普通股 每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding
康師傅糕餅(BVI)有限公司 Master Kong Bakery (BVI) Co., Ltd.	英屬處女群島 BVI	50,000普通股 每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding

35. 主要附屬公司 *(續)* 35. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
天津龜田食品有限公司 Tianjin Kameda Food Co., Ltd.	中國 PRC	US$6,000,000	—	50%	製造及銷售米餅產品 Manufacture and sale of rice crackers
天津頂園食品有限公司 Tianjin Tingyuan Food Co., Ltd.	中國 PRC	US$37,000,000/ US$34,590,572	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
廣州頂園食品有限公司 Guangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$22,000,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州頂園食品有限公司 Hangzhou Ting Yuan Food Co., Ltd.	中國 PRC	US$17,000,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州珍寶珠食品有限公司 Hangzhou Zhenbaozhu Food & Package Co., Ltd.	中國 PRC	US$1,400,000	100%	—	製造及銷售糖果 Manufacture and sale of candies
康師傅飲品(BVI)有限公司 Master Kong Beverages (BVI) Co., Ltd	英屬處女群島 BVI	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	—	投資控股 Investment holding
康師傅飲品控股有限公司 Tingyi-Asahi-Itochu Beverages Holding Co. Ltd.	開曼群島 Cayman Islands	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$10,001	—	50.01%	投資控股 Investment holding

35. 主要附屬公司 (續) 35. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 天津頂津食品有限公司 Tianjin Tingjin Food Co., Ltd.	中國 PRC	US$32,340,000/ US$29,337,800	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
廣州頂津食品有限公司 Guangzhou Tingjin Food Co., Ltd.	中國 PRC	US$20,000,000/ US$17,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(廣州)飲品有限公司 Master Kong (Guangzhou) Beverage Co., Ltd.	中國 PRC	US$14,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
杭州頂津食品有限公司 Hangzhou Tingjin Food Co., Ltd.	中國 PRC	US$27,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(杭州)飲品有限公司 Master Kong (Hangzhou) Beverage Co., Ltd	中國 PRC	US$17,000,000/ US$14,774,263	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
西安頂津食品有限公司	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 武漢頂津食品有限公司 Wuhan Tingjin Food Co., Ltd.	中國 PRC	US$31,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
重慶頂津食品有限公司 Chongqing Tingjin Food Co., Ltd	中國 PRC	US$15,000,000/ US$12,600,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

35.主要附屬公司 *(續)* 35. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
瀋陽頂津食品有限公司 Shenyang Tingjin Food Co., Ltd.	中國 PRC	US$17,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
青島頂津食品有限公司 Qingdao Tingjin Food Co., Ltd.	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
福建頂津食品有限公司 Fujian Tingjin Food Co., Ltd.	中國 PRC	US$12,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*哈爾濱頂津食品有限公司	中國 PRC	US$12,000,000/ US$9,400,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*新疆頂津食品有限公司	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*昆明頂津食品有限公司 Kunming Tingjin Food Co., Ltd.	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*鄭州頂津食品有限公司 Zhengzhou Tingjin Food Co., Ltd	中國 PRC	US$13,000,000/ US$9,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*蘭州頂津食品有限公司	中國 PRC	US$10,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
*康師傅(瀋陽)飲品有限公司	中國 PRC	US$12,000,000/ US$11,999,996	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

35. 主要附屬公司 *(續)*　　35. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 康師傅（西安）飲品有限公司 Master Kong (Xi'an) Beverage Co., Ltd	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅（天津）飲品有限公司 Master Kong (Tianjin) Beverage Co., Ltd	中國 PRC	US$12,000,000/ US$7,587,776	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 南京頂津食品有限公司	中國 PRC	US$5,000,000/ US$1,000,114	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅（吉林）長白山飲品有限公司 Master Kong (Jilin) The Changbai Mountain Beverage Co., Ltd.	中國 PRC	US$5,000,000/ US$1,002,410	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 揚州頂津食品有限公司 Yangzhou Tingjin Food Co., Ltd.	中國 PRC	US$28,500,000/ US$2,997,563	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
味全（安吉）乳品專業牧場有限公司	中國 PRC	US$2,100,000	100%	—	製造及銷售奶類飲品 Manufacture and sale of milk products
杭州味全食品有限公司 Hangzhou Wei Chuan Food Co., Ltd.	中國 PRC	US$12,600,000	100%	—	製造及銷售飲品 Manufacture and sale of beverages
天津頂峰澱粉開發有限公司 Tianjin Ting Fung Starch Development Co., Ltd.	中國 PRC	US$11,000,000	51%	—	製造及銷售改良馬鈴薯澱物及調味品 Manufacture and sale of modified potato starch and seasoning flavours

35. 主要附屬公司 *(續)* 35. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
頂益(英屬處女島)國際有限公司 Tingyi (BVI) Int'l Co., Ltd.	英屬處女群島 British Virgin Islands	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	—	本集團之採購代理 Purchasing and sales agent for the Group
康師傅(香港)貿易有限公司 Master Kong (HK) Trading Company Limited	香港 HK	HK$10,000/ HK$2	100%	—	本集團之產品代理及貿易 Agent and trading of products for the Group
興化頂芳脱水食品有限公司 Xinghua Dinfang Dehydrate Foods Co., Ltd.	中國 PRC	US$8,600,000	100%	—	製造及銷售脱水蔬菜 Manufacture and sale of dehydrated vegetables
天津頂嘉機械有限公司 Tian Jin Ting Jia Machinery Co., Ltd.	中國 PRC	US$2,100,000	100%	—	保養及維修廠房及機械 Installation and maintenance of plant and machinery
天津頂育諮詢有限公司 Tianjin Tingyu Consulting Co., Ltd.	中國 PRC	US$200,000	100%	—	提供管理服務 Provision of management services
天津頂全物業管理有限公司 Tianjin Tingquan Properties Management Co., Ltd.	中國 PRC	US$210,000	100%	—	提供物業管理及相關之顧問服務 Provision of property management and related consultancy services
天津頂雅房地產開發有限公司 Tianjin Dingya Property Development Co., Ltd.	中國 PRC	US$2,100,000	100%	—	物業投資 Property development
天津頂榮實業有限公司 Tianjin Tingrong Enterprise Co., Ltd.	中國 PRC	US$2,000,000	100%	—	製造及銷售麵粉、油及包裝物料 Manufacture and sale of flour, oil and packaging materials

35. 主要附屬公司 (續) 35. Principal Subsidiaries (Continued)

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 廣州頂雅房地產開發有限公司 Guangzhou Dingya Real Estate Development Co., Ltd.	中國 PRC	US$1,980,676	38%	62%	物業投資 Property development
天津頂新國際工程顧問有限公司 Tianjin Tingxin International Engineering Consultant Co., Ltd.	中國 PRC	US$1,700,000	100%	—	提供工程顧問及研究服務 Provision of engineering related consultancy and research service
頂通(BVI)有限公司 Tingtong (BVI) Limited	英屬處女群島 BVI	50,000普通股 每股US$1 50,000 ordinary shares of US$1 each/ US$1,000	100%	—	投資控股 Investment holding
頂通(開曼島)控股有限公司 Tingtong (Cayman Islands) Holding Corp.	開曼群島 Cayman Islands	15,000,000普通股 每股US$1 15,000,000 ordinary shares of US$1 each/ US$2,118,334	—	50.01%	投資控股 Investment holding
* 上海頂通物流有限公司 Shanghai Tingtong Logistics Co., Ltd	中國 PRC	US$5,000,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
* 北京頂通物流有限公司	中國 PRC	US$500,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group

35. 主要附屬公司 (續)　　35. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 廣州頂通物流有限公司	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
瀋陽頂通物流有限公司	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
重慶頂通物流有限公司 Chongqing Ting Tong Logistics Co., Ltd	中國 PRC	US$300,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	—	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding

* 該等附屬公司註冊為中外合資企業。

* These subsidiaries are registered as Sino-foreign equity joint venture companies.

其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.

公司資料 Corporate Information

註冊辦事處

開曼群島大開曼喬治亞鎮
郵政信箱448號
創世紀大廈5樓

總部及主營業務地址

中國天津300457
天津經濟技術開發區
第三大街15號

香港辦事處

香港灣仔港灣道18號
中環廣場38樓3807室
電話：(852) 2511 1911
傳真：(852) 2511 7911
電子郵件：info@tingyi.com

網站

www.tingyi.com
www.masterkong.com.cn
www.irasia.com/ istco/hk/tingyi

股票上市及交易地點

香港聯合交易所有限公司
證券編號：322

美國預託證券 Level 1 Programme
交易代號：TCYMY

執行董事

魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
吳崇儀先生
魏應交先生
井田純一郎先生

獨立非執行董事

徐信群先生
李長福先生
小川和夫先生
(於二零零六年四月一日獲委任)
中山知行先生
(於二零零六年四月一日辭任)

Registered Office

Genesis Building Fifth Floor P.O. Box 448
George Town Grand Cayman
Cayman Islands

Head Office and Principal Place of Business

No.15 The 3rd Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

Hong Kong Office

Suite 3807, 38th Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2511-1911
Fax: (852) 2511-7911
E-mail: info@tingyi.com

Website

www.tingyi.com
www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

Place of Listing of Shares and Trading Code

The Stock Exchange of Hong Kong Limited
Securities code: 322

ADR Level 1 Programme
Symbol: TCYMY

Executive Directors

Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Kazou Ogawa
(appointed on 1 April 2006)
Mr. Tomoyuki Nakayama
(resigned on 1 April 2006)



開曼羣島股份過戶登記總處

Genesis Trust & Corporate Services Ltd.
2nd Floor, Compass Centre
P.O. Box 448, George Town
Grand Cayman KY1-1106
Cayman Islands

Cayman Islands Principal Share Registrar and Transfer Office

Genesis Trust & Corporate Services Ltd.
2nd Floor, Compass Centre
P.O. Box 448, George Town
Grand Cayman KY1-1106
Cayman Islands

香港股份過戶登記分處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716室

Hong Kong Branch Share Registrar and Transfer Office

Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

主要往來銀行

瑞穗實業銀行香港分行
法國東方滙理銀行股份有限公司天津分行
香港上海滙豐銀行有限公司
日本三井住友銀行股份有限公司香港分行
新加坡星展銀行有限公司北京分行
法國巴黎銀行有限公司北京分行
交通銀行香港分行
日本三菱東京日聯銀行股份有限公司天津分行
兆豐國際商業銀行
國家開發銀行
中國建設銀行
中信銀行
招商銀行
中國銀行(香港)
中國工商銀行
中國農業銀行

Principal Bankers

Mizuho Corporate Bank, Ltd. Hong Kong Branch
Calyon Corporate and Investment Bank, Tianjin Branch
The Hongkong and Shanghai Banking Corporation Limited
Sumitomo Mitsui Banking Corporation, Hong Kong Branch
DBS Bank Ltd, Beijing Branch
BNP PARIBAS, Beijing Branch
Bank of Communications Co., Ltd. Hong Kong Branch
Bank of Tokyo-Mitsubishi UFJ, Ltd. Tianjin Branch
Mega International Commercial Bank
China Development Bank
China Construction Bank
China CITIC Bank
China Merchants bank
Bank of China (Hong Kong)
Industrial and Commercial Bank
Agriculture Bank of China

法律顧問

盛德律師事務所

中國法律：
海問律師事務所

開曼群島法律：
Maples and Calder Asia

Legal Advisers

Sidley Austin

as to PRC law:
Haiwen & Partners

as to Cayman Islands law:
Maples and Calder Asia

核數師

摩斯倫 • 馬賽會計師事務所
英國特許會計師
香港執業會計師

Auditors

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立之有限公司)
(Stock Code 股份代號: 322)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this document and the accompanying 2006 Annual Report and form of proxy to the purchaser or to the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or to the transferee.

If you are in any doubt as to any aspect of this document or as to any action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Monday, 11 June 2007 at 10:00 a.m. is set out on pages 10 to 12 of this document.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's Principal Place of Business in Hong Kong at Suite 3807, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

* *For identification purpose only*

23 April 2007

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on 11 June 2007 at 10:00 a.m. or any adjournment thereof the notice of which is set out on pages 11 to 13 of this document
"Board" or "Directors"	the board of Directors of the Company, or where the context so admits, the directors of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Main Board of the Stock Exchange
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	17 April 2007, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrar"	the Company's share registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Repurchase Mandate"	a general and unconditional mandate to exercise all powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10 per cent. of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution number 6 of the notice of Annual General Meeting
"Sanyo"	Sanyo Foods Co., Ltd., a company incorporated in Japan with limited liability
"SFO"	Securities and Futures Ordinance
"Share(s)"	share(s) of US$0.005 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou
(Chairman and Chief Executive Officer)
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Junichiro Ida

Independent Non-executive Directors:
Mr. Hsu, Shin-Chun
Mr. Kazuo Ogawa
Mr. Lee Tiong-Hock

Hong Kong Office:
Suite 3807
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

23 April 2007

To the shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

It is proposed that at the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held on Monday, 11 June 2007, the notice of which is set out on pages 10 to 12 of this document, ordinary resolutions will be proposed to grant the Directors general mandates to issue and repurchase shares of US$0.005 each in the capital of the Company and to approve the re-election of directors.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Shareholders to vote at the Annual General Meeting, the register of members of the Company will be closed from Wednesday, 6 June 2007 to Monday, 11 June 2007 (both days inclusive).

* *For identification purpose only*

In order to attend and vote at the Annual General Meeting, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 5 June 2007.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given the Repurchase Mandate to repurchase Share not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company in issue as at the date of the Repurchase Resolution.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the shareholders in general meeting prior to the next annual general meeting.

An explanatory statement which contains all the information reasonably necessary to enable you to make an informed decision in relation to the proposed resolution regarding the Repurchase Mandate as required by the Listing Rules is set out in Appendix I to this document.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to issue 1,117,741,072 Shares representing up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of such resolution. In addition, a resolution will be proposed to be passed to authorize the Directors to issue, allot and deal with Shares in an amount equal to the aggregate issued share capital repurchased under the Repurchase Mandate since the granting of the general mandate to issue shares.

RE-ELECTION OF DIRECTORS

Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the general mandate for Directors to issue new Shares and the Repurchase Mandate, is set out on pages 11 to 13 of this document. Shareholders are advised to read the notice and to complete and return the accompanying form of proxy for use at the Annual General Meeting in accordance with the instructions printed thereon.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

RECOMMENDATION

The Directors consider that the granting of the general mandates to issue new Shares and to repurchase Shares and the re-election of the retiring Directors are all in the best interest of the Company and its Shareholders and so recommend you to vote in favour of the resolutions at the Annual General Meeting.

Yours faithfully,
On behalf of the board
Wei Ing-Chou
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposed Repurchase Mandate.

1. Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Source of Funds*

Repurchases must be made out of funds which are legally available for such purpose in accordance with the laws of the Cayman Islands and the memorandum and articles of association of the company.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10% of the issued share capital of the company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange.

(c) *Shares to be repurchased*

The Listing Rules provide that the shares which are proposed to be repurchased by a company must be fully paid up.

2. Share Capital

As at 17 April 2007, being the Latest Practicable Date, the Company had 5,588,705,360 Shares.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate, and on the basis that no further shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to purchase a maximum of 558,870,536 fully paid up Shares representing 10% of the issued share capital of the Company.

3. Reasons for Repurchases

Whilst the Directors do not presently intend to repurchase any Shares, they believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the Shares and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4. **Funding of Repurchases**

In repurchasing Shares, the Company may only apply its available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Such funds include profits available for distribution and the proceeds of fresh issues of Shares made for the purpose of the repurchases.

If the Repurchase Mandate were exercised in full, there could be a material adverse effect on the working capital position of the Group or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group (as compared with the position disclosed in the audited consolidated accounts as at 31 December 2006). The Directors therefore do not propose to exercise the Repurchase Mandate to such an extent unless the Directors determined that such repurchases were taking account of all relevant factors, in the best interests of the Group.

5. **Share Prices**

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the months from May 2006 to the Latest Practicable Date were as follows:

	Price per share	
	Highest *(HK$)*	**Lowest** *(HK$)*
2006		
May	5.3	4.0
June	4.85	3.8
July	4.975	4.4
August	4.85	4.46
September	6.2	4.7
October	6.04	5.35
November	7.19	5.87
December	7.7	6.37
2007		
January	9.95	7.27
February	9.45	7.9
March	8.44	6.5
April#	8.95	7.5

 # Up to and including the Latest Practicable Date.

6. **Undertaking**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if such Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of the Cayman Islands.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders.

7. **Takeovers Code**

If as a result of a share repurchase by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ting Hsin held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. In addition, Sanyo also held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company, as at the Latest Practicable Date. If the Company exercises the right to repurchase the maximum of 558,870,536 shares in the Company, the respective percentage of shareholdings held by each of Ting Hsin and Sanyo will increase from 33.1889% to 36.88%. Such increase may give rise to an obligation for Ting Hsin and Sanyo to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Company may not repurchase shares which would result in the amount of shares held by the public being reduced to less than 25%. The Directors will be cautioned in exercising the Repurchase Mandate and have no intention to exercise the Repurchase Mandate to such extent which would result in Ting Hsin and Sanyo becoming obliged to make a mandatory offer.

8. **Repurchases made by the Company**

During the previous six months preceding the Latest Practicable Date, the Company did not repurchase any Shares through the Stock Exchange or otherwise. In addition, the Company will not repurchase Shares pursuant to the Repurchase Mandate to such an extent as to result in the amount of Shares held by the public falling below 25%.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

(1) **Mr. Wu Chung-Yi, aged 51, Executive Director**

WU Chung-Yi, aged 51, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Wu has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2006, he received a total emolument of US$66,000. The emoluments payable to Mr. Wu is subject to review by the Board each year. The emoluments of Mr. Wu are determined by reference to his duties and responsibilities within the Group.

As at the Latest Practicable Date, Ting Hsin held 1,454,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc.

Save as disclosed above, Mr. Wu (i) does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO; and (ii) is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Wu has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders of the Company.

(2) **Mr. Junichiro Ida, aged 45, Executive Director**

Junichiro Ida, aged 45, appointed as a Director of the Group in May 2002, is the President of Sanyo Food Co., Ltd. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo Food Co., Ltd. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Ida has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2006, he received a total emolument of US$66,000. The emoluments payable to Mr. Ida is subject to review by the Board each year. The emoluments of Mr. Ida are determined by reference to his duties and responsibilities within the Group.

Mr. Ida does not have, and is not deemed to have, any interests or short positions in any shares, underlying shares or debentures of Company and its associated corporations within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Ida is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Except for being the President of Sanyo, Mr. Ida has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

(3) **Mr. Hsu Shin-Chun, aged 51, Independent Non-executive Director**

HSU Shin-Chun, aged 51, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 17 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Hsu has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. In the financial year ended 31 December 2006, he received a total emolument of US$58,000. The emoluments payable to Mr. Hsu is subject to review by the Board each year. The emolument of Mr. Hsu are determined by reference to his duties and responsibilities within the Group.

Mr. Hsu does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Hsu is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Hsu has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 11 June 2006 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31 December 2006;

2. To declare the payment of a final dividend for the year ended 31 December 2006;

3. To consider the re-election of the retiring directors, including Mr. Wu, Chung-Yi, Mr. Junichiro Ida and Mr. Hsu Shin-Chun, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

      (ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 23 April 2007

Notes:

1. The register of members of the Company will be closed from 6 June 2007 to 11 June 2007, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 5 June 2006. The directors will recommend a final dividend of US1.38 cents (HK10.8 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 11 June 2007. Dividend warrants will be mailed to shareholders on or before 1 August 2007. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 8 June 2007. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

ANNOUNCEMENT ABOUT THE DATE OF ANNUAL GENERAL MEETING

The date of Annual General Meeting of the Company should be held on 11 June 2007 instead of 11 June 2006.

Due to typing errors, the date of Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. (the "Company") was erroneously stated in the Notice of Annual General Meeting of the Company dated 23 April 2007 as to be held on 11 June 2006. The Board of Directors of the Company announces that the date of Annual General Meeting of the Company should be held on 11 June 2007 instead of 11 June 2006.

By order of the Board
Ip Pui Sum
Company Secretary

Tianjin, 25 April 2007

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Kazuo Ogawa, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-Executive Directors of the Company.

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如已將名下之康師傅控股有限公司股份全部**售出或轉讓**，應立即將本文件連同隨附之二零零六年年報及代表委任表格送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(股份編號：322)

建議發行和購回股份之
一般授權、
董事膺選連任
及
股東週年大會通告

康師傅控股有限公司將於二零零七年六月十一日星期一上午十時正假座中華人民共和國天津天津經濟技術開發區第三大街15號本公司會議室舉行股東週年大會，大會通告載於本文件第10至第12頁。

無論 閣下會否出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥該表格及將其盡快交回本公司在香港之主要營業地點，地址為香港灣仔港灣道18號中環廣場38樓3807室，惟在任何情況下，交回時間不得遲於股東週年大會指定舉行時間前48小時。填妥及交回代表委任表格後， 閣下仍可親身出席股東大會及於會上投票。

* *僅供識別*

二零零七年四月二十三日

在本文件內，除非文義另有所指，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司於二零零七年六月十一日上午十時正或經延期之時間舉行之股東週年大會，有關通告載於本通函第11至13頁內
「董事會」或「董事」	指	本公司董事會或(如文義另有所指)本公司董事
「本公司」	指	康師傅控股有限公司，一間於開曼群島註冊成立之有限公司，其證券於聯交所主版上市
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零七年四月十七日，即本文件刊印前為確定本文件所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份過戶登記處」	指	本公司在香港之股份過戶登記處香港證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室
「購回授權」	指	一般及無條件授權以行使本公司權力，於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本最多10%股份之建議
「購回決議案」	指	股東週年大會通告第6項決議案所述之擬提呈普通決議案
「三洋」	指	三洋食品株式會社，一間於日本成立之有限公司
「證券及期貨條例」	指	證券及期貨條例
「股份」	指	本公司股本中每股面值0.005美元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「頂新」	指	頂新(開曼島)控股有限公司，一間於開曼群島註冊成立之有限公司

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

(股份編號：322)

執行董事：
魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副總裁)*
魏應交先生
吳崇儀先生
井田純一郎先生

獨立非執行董事：
徐信群先生
小川和夫先生
李長福先生

香港辦事處：
香港
灣仔
港灣道18號
中環廣場38樓
3807室

敬啟者：

**建議授予購回及發行股份之
一般授權、董事膺選連任及
股東週年大會通告**

緒言

現建議在本公司將於二零零七年六月十一日(星期一)舉行之股東週年大會(大會通告載於本文第10至第12頁上)，提呈普通決議案向本公司董事授出一般授權，以發行和購回本公司股本中每股面值0.005美元之股份及批准董事膺選連任。

暫停辦理股份過戶登記手續

就決定股東能享有於股東週年大會的投票權利，本公司之股份過戶登記處將於二零零七年六月六日(星期三)至二零零七年六月十一日(星期一)(首尾兩天包括在內)暫停辦理股份過戶登記。

* *僅供識別*

為確保有權出席股東週年大會及投票，股東須於二零零七年六月五日(星期二)下午四時前將股份過戶文件(連同有關股票)送呈本公司在香港之股份過戶登記處香港證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-1716室)辦理股份過戶登記手續。

購回股份之一般授權

本公司將於股東週年大會提呈普通決議案，授予董事購回授權，以便購回本公司於購回決議案通過當日之已發行股本最多10%股份。

購回授權將繼續有效，直至本公司下屆股東週年大會結束(除非該授權於有關大會上獲重續)或該授權於下屆股東週年大會前在股東大會經股東以普通決議案撤銷或修訂為止。

一份按上市規則之規定，向 閣下提供有關本公司購回授權之決議案之一切合理所需資料，以便使 閣下可就有關決議案作出知情之決定之說明函件載列於本通函之附錄一內。

發行股份之一般授權

本公司將於股東週年大會上提呈另一項普通決議案，授予董事一般及無條件授權，以便發行最多相當於該決議案獲得通過當日本公司已發行股本面值總額20%之1,117,741,072股股份。此外，本公司將提呈通過決議案，授權董事發行、配發及處理數目相等於自從獲得發行股份之一般授權之日起根據購回授權所購回已發行股本總額之股份。

董事膺選連任

有關擬於股東週年大會膺選連任之董事詳情載於本文件附錄二。

股東週年大會

本通函第11至第13頁載有股東週年大會召開通告，當中載有(其中包括)授予董事一般授權以發行新股份及購回授權之普通決議案，敬請股東詳閱該通告，並按隨附並適用於股東週年大會之代表委任表格上印備之指示填妥及交回該表格。

要求按股數投票表決之程序

根據本公司組織章程細則第69條，在任何股東週年大會上，提交大會表決之決議案須以舉手方式表決，除非（在宣佈舉手表決結果之前或當時，或在撤回任何其他以投票方式表決之要求時）下列任何人士正式提出投票表決之要求：

(i) 大會主席；或

(ii) 最少三名親身出席或委派代表出席並有權投票之股東；或

(iii) 親身出席或委派代表出席之任何一名或多名股東並佔全體有權出席大會及在大會上表決之股東的總表決權不少於十分之一；或

(iv) 親身出席或委派代表出席之任何一名或多名股東並持有有權出席大會及在大會上表決之股份，而該等股份已繳付之總款額不少於具有該表決權之全部股份已繳付總款額之十分之一。

根據本公司組織章程細則第74條，於本公司之任何股東大會上，任何親身出席之每一位股東或委派代表（或如屬法團股東，則其正式授權之代表）於以舉手形式表決時均享有一票表決權，而任何親身出席之股東（或如屬法團股東，則其正式授權之代表）或委任代表於以投票方式表決時，就股東名冊內每股以其名義登記之股份均享有一票表決權。於以按股數投票方式表決時，擁有超過一票表決權之股東無須以相同方式投下其所有表決權。

推薦意見

董事認為，授出發行新股份之一般授權和購回股份之一般授權及建議退任董事膺選連任乃符合本公司及其股東之最佳利益，因而董事謹此推薦　閣下於股東週年大會投票贊成該等決議案。

此致

列位股東　台照

代表董事會
康師傅控股有限公司
主席
魏應州
謹啟

二零零七年四月二十三日

按照上市規則之規定，此附錄載有一切有助你們考慮此建議購回股份之授權的合理所需資料之說明函件。

1. 上市規則

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其證券，惟須遵守若干限制，現將其中最重要之限制概述如下：

(a) 資金來源

用於購回證券之資金須由依據開曼群島法例及公司之公司組織章程大綱及細則之規定而可運用於此用途之資金撥支。

(b) 購回股份之最高限額及其後發行之股份

公司可在聯交所購回之股份，最多以公司於通過有關授出全面授權之決議案日期之已發行股本10%為限。

(c) 將予購回之股份

上市規則規定，公司建議將予購回之股份須已繳足股款。

2. 股本

於最後可行日期二零零七年四月十七日本公司之已發行股份為5,588,705,360股每股面值0.005美元之股份。

待有關之普通決議案通過後，假設在二零零六年股東週年大會舉行前並無進一步發行或購回股份，行使購回股份之一般授權將容許本公司購回最多達558,870,536股股份，佔本公司已發行股份不超逾10%。

3. 購回證券之理由

董事會認為，股東授予董事會購回股份之全面授權，乃符合本公司及其股東之最佳利益。該等購回事宜將會增加股份之價值及／或每股股份之盈利，惟須視乎當時之市場狀況及資金安排而定；而只有在董事會認為該等購回事宜將會對本公司及其股東有利之情況下方會進行。

4. 購回證券之資金

購回證券時，本公司僅可使用按照開曼群島法例及本公司之公司組織章程大綱及細則之規定可合法撥作上述用途之流轉現金或營運資金。該等資金包括可供分派之溢利及就購回事宜發行新股份所得之款項。

倘全面行使購回授權，則可能對董事會不時認為適合本集團之營運資金狀況或負債水平(與二零零六年十二月三十一日之經審核綜合賬目所披露之狀況比較而言)構成重大不利影響。因此，除非董事會在考慮一切有關因素後，確定購回事宜符合本集團之最佳利益，否則董事會不會建議全面行使購回授權。

5. 股份價格

於二零零六年五月至最後可行日期間，股份每個月在聯交所之最高及最低成交價如下：

	每股價格	
	最高	最低
	(港元)	(港元)
二零零六年		
五月	5.3	4.0
六月	4.85	3.8
七月	4.975	4.4
八月	4.85	4.46
九月	6.2	4.7
十月	6.04	5.35
十一月	7.19	5.87
十二月	7.7	6.37
二零零七年		
一月	9.95	7.27
二月	9.45	7.9
三月	8.44	6.5
四月#	8.95	7.5

截至並包括最後可行日期

6. 承諾

各董事及(就彼等作出一切合理查詢後所知)彼等之聯繫人等現時均無意於購回授權獲股東批准後，按該項購回授權向本公司或其附屬公司出售任何股份。

董事會已向聯交所承諾，在上市規則及開曼群島法例適用之情況下，彼等將會按照上市規則及開曼群島法例之規定行使購回授權。

概無任何關連人士(定義見上市規則)曾知會本公司，表示彼等現擬於購回授權獲股東批准後，向本公司出售股份，或承諾不會向本公司出售股份。

7. **香港公司收購及合併守則**

倘由於本公司購回股份而導致一股東於本公司之投票權所佔之權益比例有所增加，就收購守則第三十二條而言，該項權益比例之增加將作為一項收購行動處理。因此，一股東或一致行動之多位股東可獲得或鞏固於本公司之控制權，須根據收購守則第二十六條及第三十二條提出強制性收購建議。

於最後可行日期，頂新持有1,854,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份33.1889%。和德公司實益擁有約55.10%之頂新股權。和德公司由魏應州擁有25%、魏應交擁有25%，上述兩位董事之兄弟魏應充及魏應行各擁有25%。吳崇儀透過Gisshin Venture Capital Inc.持有頂新27.91%股權及獨立第三者持有16.99%。此外，三洋於最後可行日期也持有1,854,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份33.1889%，倘本公司行使權力購回最多達558,870,536股股份，頂新及三洋分別持有之股權百分比將由33.1889%增至36.88%。當頂新及三洋於本公司各自所持之股權百分比增加時，亦可能須要根據收購守則第二十六條提出強制性之收購建議。但是，本公司不會購回股份，導致公眾持有本公司之股份減少至低於25%。董事也將會謹慎行使購回授權及在此階段並無任何意圖悉數行使該購回授權，導致頂新及三洋將會分別向本公司提出強制性之收購建議。

8. **本公司進行之購回事宜**

在最後可行日期前六個月之期間，本公司並未透過聯交所在公開市場購回本公司任何股份。此外，本公司將不會根據購回授權購回股份，導致公眾持有本公司之股份減少至低於25%。

擬在股東週年大會上重選的董事之詳情如下：

(1) **吳崇儀先生，51歲，執行董事**

吳崇儀，現年51歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與吳先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零六年十二月三十一日止財政年度，吳先生收取合共66,000美元之酬金。董事會每年均會檢討吳先生之酬金。吳先生之報酬乃參考其於本集團之職務及職責而釐定。

於最後實際可行日期，頂新持有本公司股份1,454,827,866股，佔本公司已發行股份33.1889%。吳崇儀透過Gisshin Venture Capital Inc持有頂新27.91%股權。

除了上述披露之情況外，吳先生(i)並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉；及(ii)與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。吳先生於過去三年內並無擔任任何公眾上市公司之董事。此外，吳先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，並無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(2) **井田純一郎先生，45歲，執行董事**

井田純一郎，現年45歲，自二零零二年五月起出任本集團董事，現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年，於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與井田先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零六年十二月三十一日止財政年度，井田先生收取合共66,000美元之酬金。董事會每年均會檢討井田先生之酬金。井田先生之報酬乃參考其於本集團之職務及職責而釐定。

井田先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。除了上述披露之情況外，井田先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。除了出任三洋之社長外，井田

先生於過去三年內並無擔任任何公眾上市公司之董事。此外，井田先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(3) **徐信群先生，51歲，獨立非執行董事**

徐信群，現年51歲，自一九九九年十月起出任本集團獨立非執行董事，一九七九年畢業於國立台灣大學商學系。彼曾服務於台灣之金融界逾17年，熟稔金融市場運作，擅長於證券投資、企業理財及財務規劃；徐先生並擁有台灣之證券分析師資格。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與徐先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限，於二零零六年十二月三十一日止財政年度，徐先生收取合共58,000美元之酬金。董事會每年均會檢討徐先生之酬金。徐先生之報酬乃參考其於本集團之職務及職責而釐定。

徐先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。徐先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。徐先生於過去三年內並無擔任任何公眾上市公司之董事。此外，徐先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)
(股份編號：322)

茲通告本公司股東週年大會將於二零零七年六月十一日星期一上午十時假座中華人民共和國(「中國」)天津市天津經濟技術開發區第三大街15號本公司會議廳舉行，以討論下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告；

2. 宣佈派發截至二零零六年十二月三十一日止年度之末期股息；

3. 考慮重選退任之本公司董事(包括吳崇儀先生、井田純一郎先生及徐信群先生，其個人資料已在通函內刊載)及授權董事會釐定其酬金；

4. 重選執業會計師摩斯倫•馬賽會計師事務所為本公司核數師，並授權董事會釐定其酬金；

考慮及酌情通過以下決議案為本公司的普通決議案：

5. 「**動議**向董事會給予無條件全面授權，以發行、配發及處置本公司股本中之額外股份及就此作出或授出建議、協議及購股權，惟須受以下條件規限：

   (a) 該項授權之有效期不得延至有關期間之後，惟董事會可於有關期間作出或授出或須於有關期間結束後行使該項權力之建議、協議及購股權；

   (b) 除根據(i)配售新股；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行本公司股份或可購入本公司股份之權利而於當時採納之任何購股權計劃或同類安排而配發者外，本公司董事會配發或有條件或無條件同意配發(無論是否根據購權而進行者)之股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之20%；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議撤回或修訂本決議案之日；及

「配售新股」指根據向本公司全體股東(就此方面而言，倘根據股東居住地區之法例不得提呈配售新股建議，則不包括該等股東)及(在適用情況下)有權獲提呈配售新股建議之本公司其他股本證券之持有人按彼等當時名下之股份或該等股本證券之比例(不計零碎配額)配發或發行本公司股份或其他規定須配發及發行股份之證券。」

6. 「**動議**向本公司董事會給予無條件全面授權，以購回本公司股本中之股份，以及動議全面及無條件批准董事會根據一切適用法例、規則及規例並在其規限下，行使本公司所有權力以購回股份，惟須受以下條件規限：

(a) 該項授權之有效期不得延至有關期間之後；

(b) 該項授權須授予董事會權力，以促使本公司按董事會酌情決定之價格購回股份；

(c) 本公司於有關期間根據本決議案(a)段購回股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之10%；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤回或修訂本決議案之日。」

7. 「**動議**待上文載列之第5及6項決議案獲通過後，將本公司根據上文第6項決議案購回之股份總面額，加上本公司董事會根據上文第5項決議案可予配發或有條件或無條件同意配發之股份總面額之內。」

承董事會命
葉沛森
公司秘書

中國天津，二零零七年四月二十三日

附註：

1. 本公司將於二零零七年六月六日至二零零七年六月十一日止期間(首尾兩日包括在內)暫停辦理股東登記手續，以便確定可出席大會及派發建議之末期股息之股東名單。為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零七年六月五日星期二下午四時前送達香港證券登記有限公司辦理轉名手續。董事會建議派付末期股息每股1.38美仙(10.8港仙)予於二零零七年六月十一日名列股東名冊之股東，股息單將於二零零七年八月一日或以前寄予各股東。本公司向香港之股東派付之股息將以港幣計算及支付。

2. 凡有權出席大會及在會上投票之股東均可委任一位或以上代表，以代其出席及投票。受委任之代表毋須為本公司股東。

3. 倘股東委任一位以上代表，其投票權只可於進行投票表決時行使。

4. 代表委任表格須為書面方式，並由委任人或其以書面方式正式授權之授權人簽署。代表委任表格及(倘該表格由有授權書或其他授權文件之人士代表委任人簽署)經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場38樓3807室。

5. 擬出席大會之股東須填妥附件所載之回條，並於二零零七年六月八日或該日以前將其交回香港灣仔港灣道18號中環廣場38樓3807室本公司之辦事處，以表示有意出席大會。回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

File No.: 82-34910

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ____

of ____

(as shown in the register of members) being the registered holder(s) of[2] ______________________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 11 June 2007.

Date: ____________________ Signature(s): ____________________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 8 June 2007. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

We *(note 2)* ____

f ____

eing the registered holder(s) of *(note 3)* ______________________ shares in Tingyi (Cayman Islands) Holding Corp. (the Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ______________________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be eld at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 10:00 a.m. on 11 une 2007 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder ndicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions	For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31 December 2006		
2.	To declare the payment of a final dividend for the year ended 31 December 2006		
3.	To re-elect the retiring directors and authorise the Directors to fix their remuneration		
	Mr. Wu Chung-Yi		
	Mr. Junichiro Ida		
	Mr. Hsu, Shin-Chun		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration		
5.	To consider and approve the general mandate for issue of shares		
6.	To consider and approve the general mandate to repurchase shares in the capital of the Company		
7.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares		

Dated this ______________ day of ______________ 2007 Signature(s) *(Note 6)*: ______________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 3807, 38/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

* *For identification purposes only*

回　條

致：Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）

本人／吾等（附註1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

（如股東名冊所示者），為本公司股本中每股面值0.005美元股份＿＿＿＿＿＿＿＿股（附註2）之登記持有人，茲通知本公司本人／吾等擬出席（親身或以代表）本公司將於二零零七年六月十一日上午十時假座中國天津天津經濟技術開發區第三大街15號本公司會議室舉行之股東週年大會。

日期：＿＿＿＿＿＿＿＿＿＿＿＿　　　　簽署：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請以正楷填上全名及地址（如股東名冊所示者）。
2. 請填上以　閣下名義登記之股份數目及類別。
3. 回條填妥簽署後，須於二零零七年六月八日或該日以前交回香港灣仔港灣道18號中環廣場38樓3807室本公司之辦事處方為有效。本回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

（在開曼群島註冊成立之有限公司）

(Incorporated in the Cayman Islands with limited liability)

股東週年大會適用之股份持有人代表委任表格

本代表委任表格代表之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）股份＿＿＿＿＿＿＿＿股

之登記持有人 *(附註3)*，茲委任大會主席或 *(附註4)* ＿＿＿＿＿＿＿＿＿＿＿＿

＿＿＿＿＿＿＿＿為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年六月十一日上午十時假座中國天津天津經濟技術開發區第三大街15號本公司會議廳舉行之股東週年大會或其任何續會及在會上行事，以及在該大會（或其任何續會）上按以下指示就有關決議案投票。

	決議案	贊成 (附註5)	反對 (附註5)
1.	省覽截至二零零六年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告		
2.	宣佈派發截至二零零六年十二月三十一日止年度之末期股息		
3.	重選退任之董事並授權董事會釐定其酬金		
	吳崇儀先生		
	井田純一郎先生		
	徐信群先生		
4.	重選本公司之核數師並授權董事會釐定其酬金		
5.	考慮及批准有關發行股份之全面授權		
6.	考慮及批准有關購回本公司股本中股份之全面授權		
7.	考慮及批准將本公司購回之股份總面額加入根據發行股份之全面授權可予配發之股份總面額之內		

日期：二零零七年＿＿＿＿月＿＿＿＿日　　　　簽署 *(附註6)*：＿＿＿＿＿＿＿＿

附註：

1. 請填上以　閣下名義登記及本代表委任表格代表之本公司股份數目。如未有填上數目，則本代表委任表格將視為與登記於　閣下名下之所有本公司股份有關。
2. 請以正楷填上全名及地址（如股東名冊所示者）。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如擬委任大會主席以外之人士為代表，請刪去「大會主席」之字樣，並在空欄內填上欲委任之人之姓名及地址。股東有權委任一位或以上代表代其出席大會及在會上投票，而受委任之代表毋須為本公司股東。本代表委任表格之每項更正均須由簽署人加簽示可。
5. 重要提示：倘　閣下擬投票贊成任何決議案，請在「贊成」欄內加上「✓」號，倘　閣下擬投票反對任何決議案，則請在「反對」欄內加上「✓」號。倘未有在欄內「✓」號，　閣下之受委代表可酌情投票。
6. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如持有人為公司，則本表格須另行蓋上公司印鑑，或經由董事或正式書面授權人簽署。
7. 本代表委任表格及（倘代表委任表格由持有授權書或其代授權文件之人士代表委任人簽署）經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場38樓3807室，方為有效。

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* 僅供識別